As filed with the Securities and Exchange Commission on September 28, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ANIMAL HEALTH INTERNATIONAL, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	5047	71-0982698
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7 Village Circle, Suite 200

Westlake, Texas 76262

(817) 859-3000

(Address, Including Zip Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

James C. Robison

Chairman, Chief Executive Officer and President

Animal Health International, Inc.

7 Village Circle, Suite 200

Westlake, Texas 76262

(817) 859-3000

(Name, Address, Including Zip Code, and Telephone Number,

Including Area Code, of Agent For Service)

Copies to:

Stuart M. Cable, Esq. John M. Mutkoski, Esq. Michael S. Turner, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000	Michael Kaplan, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.01 par value per share	$155,250,000	$16,612

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price and includes the offering price of additional shares that the underwriters have the option to purchase.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated                     , 2006

Prospectus

                     shares

Animal Health International, Inc.

Common stock

This is our initial public offering of common stock. We are offering              shares of common stock and the selling stockholders identified in this prospectus are offering              shares of common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders. The estimated initial public offering price is between $             and $             per share.

Prior to this offering, there has been no public market for our common stock. We have applied for quotation of our common stock on the Nasdaq Global Market under the symbol “AHII.”

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds to us, before expenses	$	$

Proceeds to selling stockholders, before expenses	$	$

The selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to                  additional shares of common stock if the underwriters sell more than                  shares of common stock in this offering.

Investing in our common stock involves a high degree of risk. See “ Risk factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

JPMorgan

William Blair & Company

Piper Jaffray

Robert W. Baird & Co.

                    , 2006

“Animal Health International, Inc.,” “Walco International” and “Mineral Max” are unregistered trademarks of Animal Health International, Inc. and its subsidiaries. “RXV Products,” “AGRIpharm,” “First Companion” and “Ivermax” are registered trademarks of Animal Health International, Inc. and its subsidiaries. This prospectus also includes references to registered service marks and trademarks of other entities.

i

Summary

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including “Risk factors” and our consolidated financial statements and notes to those consolidated financial statements, included elsewhere in this prospectus, before making an investment decision. We use “Animal Health International,” the “Company,” “we,” “us” and “our” in this prospectus to refer to Animal Health International, Inc. and its subsidiaries. Our fiscal year ends on June 30. Accordingly, a reference to “fiscal 2006” means the 12-month period ended June 30, 2006. Unless otherwise indicated, all statistical information provided about our business in this prospectus speaks as of June 30, 2006.

Our business

Based upon net sales, we believe we are the largest distributor of animal health products in the United States. We sell more than 35,000 products sourced from over 1,500 manufacturers to over 62,000 customers, as well as provide consultative services to our customers in the highly fragmented animal health products industry. Products we distribute include pharmaceuticals, vaccines, parasiticides, diagnostics, capital equipment, sanitizers, devices and supplies. Our principal customers are veterinarians, production animal operators and animal health product retailers. We believe our customers purchase from us due to our longstanding relationships with them, knowledge of their businesses, excellent service and ability to assist them in their operations. We have a 287 person sales force, including 218 field sales representatives. We process daily shipments from our central replenishment and distribution facility in Memphis, Tennessee and 67 distribution locations strategically located across the United States and Canada.

For our fiscal year ended June 30, 2006, our net sales and operating income were $571.2 million and $23.8 million, respectively. Approximately 45% of our net sales were to veterinarians, with the remaining 55% principally to production animal operators and animal health product retailers.

Our industry

According to the Animal Health Institute, an industry group representing animal health products manufacturers, animal health product sales in the United States for 2005 totaled approximately $5.3 billion, an increase from approximately $4.8 billion in 2003, representing a compounded annual growth rate of approximately 5.5%. The animal health products market is divided into two markets: production animals and companion animals. The production animal market primarily consists of beef and dairy cattle, poultry and swine, while the companion animal market primarily consists of horses, dogs and cats. The Animal Health Institute estimates that in 2005 the market for production animal health products was approximately $2.4 billion and the market for companion animal health products was approximately $2.9 billion.

Distributors are critical to the animal health products supply chain. They provide thousands of multi-product manufacturers with cost-effective access to millions of geographically diverse customers. Distributors also provide customers with access to a broad selection of products through a single channel, thereby helping them efficiently manage inventory levels.

Our strengths

We believe that our strengths include:

Leading distributor of animal health products.    Based upon net sales, we believe we are the leading animal health products distributor in the United States. We believe we are the largest distributor in the production animal health products market and a leader in the companion animal health products market. We believe that we have a cost advantage over many of our competitors due to our leading market position and strong relative local market share, enabling us to negotiate more favorable terms with our manufacturers and more effectively serve our customers.

Broad product offering to a fragmented and geographically dispersed market.    We believe that we add significant value to both customers seeking a single source solution for their product and service needs as well as manufacturers seeking cost-effective access to a fragmented and geographically dispersed customer base. As the animal health products industry is fragmented throughout the supply chain, we believe that we can drive market share for our manufacturers by matching our vast product offerings with the needs of more than 26,000 customers served directly by our sales force.

Longstanding relationships with our customers and manufacturers.    We have developed longstanding strategic relationships with many of our customers and manufacturers. Our diverse customer base consists of veterinarians, production animal operators and animal health product retailers. We have over 26,000 accounts served directly by our sales force and approximately 36,000 additional accounts that are served by Internet and catalog sales. Approximately 90% of our top 500 customers that placed orders with us in 2002 still order from us today. We believe manufacturers establish strategic relationships with us to access our extensive customer base and because we are able to effectively place and accelerate demand for products with our highly trained consultative sales force. While manufacturers often have relationships with multiple distributors, our 10 largest manufacturers have been working with us for over 20 years.

Consultative sales approach.    Our 287 person sales force is extensively trained in and has expansive knowledge of the animal health products industry. On average, they have worked with us for approximately nine years, live in the local communities in which they serve and have a deep understanding of our customers’ needs. As trusted consultants, they actively advise customers in areas such as product selection, treatment regimens and technology applications. In a primarily relationship-driven industry, we believe our highly trained, consultative sales organization distinguishes us from our competitors.

Sophisticated, highly scaleable and customized information technology platform.    We have spent approximately $19.0 million over the past five years developing an industry leading, highly scaleable and customized information technology platform. We believe our technology platform’s comprehensive real-time information affords us a competitive advantage in product pricing, inventory control and customer management, and has the capacity to support a doubling of our product sales, with minimal incremental investment.

Experienced management team.    We have a strong, experienced and disciplined management team with significant animal health products industry expertise. Our team has successfully managed geographically dispersed operations by effectively utilizing our centralized infrastructure. Our management team has an average of over 15 years of experience in the animal health products industry, which has been instrumental to growing our business, both organically and through acquisitions.

Our strategy

Our mission is to become the leading worldwide provider of animal health products and services in the production animal and companion animal health products markets. Our strategy to achieve this mission is outlined below.

Continue to grow our business organically.    We intend to increase our share of animal health product purchases by optimizing our sales efforts and expanding our consultative services. We will continue to sell additional products needed by our customers, add distribution locations to better serve our customer base, increase our focus on corporate accounts and recruit and train sales representatives to successfully penetrate new territories. We also believe that we can continue to extend our strong manufacturer relationships from our production animal health products business to our companion animal health products customers.

Expand sales of proprietary products.    We believe that the quality of our proprietary branded products in conjunction with our competitive pricing strategy has generated a loyal customer base that is highly confident in our branded products. We believe we can partner with domestic and international manufacturers to continue to grow our proprietary branded products business by marketing new specialty niche products. We selectively target product areas to expand our proprietary branded products portfolio while maintaining our strategic manufacturer relationships. A significant number of products will be coming off patent in the next several years, providing us with a strong pipeline of proprietary branded product opportunities.

Continue to improve operational efficiencies.    We have made significant investments in our distribution infrastructure and information technology platform over the past several years. In order to maximize profitability and maintain a competitive position in the marketplace, we will continue to focus on improving our operations and distribution processes.

Make selective acquisitions.    The global market for animal health products distribution is highly fragmented with many national, regional and local distributors. We believe that our experienced and disciplined management team, together with our organizational platform built on scaleable information management systems and processes, position us to play a leading role in the consolidation of the industry.

Our history

Our business commenced operations in 1954 as part of a family-owned drug store business. Following a series of business combinations, we were renamed Walco International, Inc. in 1972. On June 30, 2005, investment funds affiliated with Charlesbank Capital Partners LLC, or Charlesbank, acquired the Company. In September 2006, we changed our name to Animal Health International, Inc.

Corporate information

Our principal executive offices are located at 7 Village Circle, Suite 200, Westlake, Texas 76262, and our telephone number at that address is (817) 859-3000. We maintain a website at www.ahii.com. Information contained on our website does not constitute a part of this prospectus.

Recent developments

Debt refinancing.    In September 2006, we entered into a new $45.0 million first lien term loan and with borrowings thereunder paid in full the outstanding balance on our then existing $30.0 million first lien term loan and reduced borrowings under our revolving credit facility. The $45.0 million first lien term loan bears interest at an annual rate equal to the London inter-bank offer rate, or LIBOR, plus 3.0% and matures on May 31, 2011. Borrowings are collateralized by a first priority interest in and lien on all of our assets.

In September 2006, we also entered into a new $45.0 million second lien term loan with the same lender of our existing $40.0 million second lien term loan, which remains outstanding. We used the entire $45.0 million second lien term loan to reduce borrowings under our revolving credit facility. The $45.0 million second lien term loan bears interest at an annual rate equal to LIBOR plus 7.0% and matures on September 26, 2012. Borrowings are collateralized by a second priority interest in and lien on all of our assets.

Cash dividend.    In September 2006, we paid an aggregate cash dividend of approximately $53.3 million to the holders of shares of our preferred stock and an aggregate cash dividend of approximately $1.2 million to the holders of shares of our common stock, financed by the debt refinancing described above. A portion of the dividend on the preferred stock reduced the aggregate liquidation amount that is due to holders of our outstanding preferred stock upon the liquidation, dissolution or winding up of the Company, or, at the election of at least a majority of the shares of preferred stock, upon the closing of an extraordinary transaction.

Charter amendment.    In September 2006, our stockholders committed to file an amendment to our certificate of incorporation that will become effective and is conditioned upon the closing of any initial public offering prior to April 30, 2007 and which will provide that all shares of our preferred stock will immediately convert on a 1-for-10 basis into shares of our common stock.

The offering

Common stock offered by Animal Health International, Inc.:              shares

Common stock offered by the selling stockholders:              shares

Common stock to be outstanding after this offering:              shares

Proposed Nasdaq Global Market symbol: AHII

The number of shares of our common stock to be outstanding following this offering and after giving effect to the adjustments below, is based on 3,696,870 shares of our common stock outstanding as of June 30, 2006.

Unless otherwise indicated, the share information in this prospectus is as of June 30, 2006 and has been adjusted to reflect or assumes the following:

•	the conversion of each share of our preferred stock into 10 shares of common stock immediately prior to the completion of this offering, for an aggregate of 21,224,310 shares of common stock on an as-converted basis;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws immediately prior to the effectiveness of this offering; and

•	no exercise of the underwriters’ option to purchase additional shares.

Use of proceeds

We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of $             million, or $             million if the underwriters exercise their option to purchase additional shares in full, after deducting underwriting discounts and commissions and estimated fees and expenses payable by us. We intend to use the net proceeds of this offering as follows:

•	$40.0 million will be used to repay amounts owed under our $40.0 million second lien term loan;

•	$45.0 million will be used to repay amounts owed under our $45.0 million second lien term loan; and

•	the balance will be used for working capital and general corporate purposes, including potential acquisitions.

Dividend policy

We currently do not anticipate paying cash dividends on our capital stock. For further information, see “Dividend policy.”

Risk factors

See “Risk factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in shares of our common stock.

Summary consolidated financial data

The following summary consolidated financial data should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and notes to those consolidated financial statements and “Management’s discussion and analysis of financial condition and results of operations,” included elsewhere in this prospectus.

Consolidated statement of operations data:

	Year ended June 30,
	Predecessor				Successor
(in thousands, except per share data and number of representatives)	2004		2005		2006

Net sales	$502,686		$535,693		$571,192
Direct cost of products sold	408,105		436,955		459,173

Gross profit	94,581		98,738		112,019
Selling, general, and administrative expenses(1)	70,238		72,954		81,428
Acquisition costs(2)	496		7,759		—
Depreciation and amortization(3)	3,156		3,149		6,767

Operating income	20,691		14,876		23,824

Other income (expense)
Interest expense	(4,984)		(5,071)		(13,726)
Other income	982		672		478

Income before income taxes	16,689		10,477		10,576
Income tax expense	(6,507)		(3,203)		(3,407)

Net income	$10,182		$7,274		$7,169

Per share data:

Earnings per common share
Basic	NM	(4)	NM	(4)	$1.79
Dilutive	NM	(4)	NM	(4)	$1.79

Shares used in computing earnings per share:
Basic	NM	(4)	NM	(4)	3,478
Dilutive	NM	(4)	NM	(4)	3,478

Consolidated balance sheet data:
Working capital(5)	$59,618		$57,398		$55,960
Total assets	176,202		197,449		305,879
Total current and long-term debt	73,766		61,633		137,634
Total stockholders’ equity	$30,612		$38,087		$6,228

Other data:
Adjusted EBITDA(6)	$25,325		$26,456		$31,069
Field sales representatives(7)	195		220		218
Inside sales representatives(7)	54		61		69

Total sales representatives	249		281		287

(1)	Selling, general, and administrative expenses include salary, wages, commissions, and related benefits of approximately $38,464, $39,022 and $43,958 for the years ended June 30, 2004, 2005 and 2006, respectively. Also, includes management and advisory service fees paid to Bain Capital Partners V, L.P. totaling $750 for each fiscal year ended June 30, 2004, and 2005. Also includes management and advisory service fees and reimbursement of out-of-pocket expenses paid to Charlesbank totaling $575 and $664 for the years ended June 30, 2005 and 2006, respectively. Refer to note 10 of our consolidated financial statements included in this prospectus for further information.

(2)	Represents costs incurred in connection with the sale of Predecessor on June 30, 2005. Refer to note 3 of our consolidated financial statements included in this prospectus for further information.

(3)	Depreciation expense was $3,156, $3,149 and $3,079 for the years ended June 30, 2004, 2005 and 2006, respectively.

(4)	“NM,” as used in the table above, is defined as not meaningful because of substantial changes to our capital structure resulting from the sale of Predecessor on June 30, 2005.

(5)	Defined as current assets minus current liabilities, exclusive of borrowings under our revolving credit facility.

(6)	Adjusted EBITDA represents net income before interest expense, income tax expense, depreciation and amortization and acquisition costs. We present adjusted EBITDA as a supplemental performance measure because we believe it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses), the age and book depreciation of fixed assets (affecting relative depreciation expense), the impact of purchase accounting and SFAS No. 142 (affecting depreciation and amortization expense) and the impact of non-recurring acquisition costs. Because adjusted EBITDA facilitates internal comparisons of our historical financial position and operating performance on a more consistent basis, we also use adjusted EBITDA in measuring our performance relative to that of our competitors and in evaluating acquisition opportunities. Adjusted EBITDA is not a measurement of our financial performance under generally accepted accounting principles in the United States, or GAAP, and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our profitability or liquidity. We understand that although adjusted EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	Other companies in our industry may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

The following table reconciles adjusted EBITDA to net income as determined in accordance with GAAP for the periods indicated:

	Predecessor		Successor
(in thousands)	2004	2005	2006

Net income	$10,182	$7,274	$7,169
Interest expense	4,984	5,071	13,726
Income tax expense	6,507	3,203	3,407
Depreciation and amortization	3,156	3,149	6,767
Acquisition costs	496	7,759	—

Adjusted EBITDA	$25,325	$26,456	$31,069

(7)	Number of sales representatives is measured at the end of the period. Field sales representatives typically service our customers in their surrounding geographical area on a weekly basis. Inside sales representatives typically service our customers by taking customer orders over the telephone and Internet and providing customer support.

Risk factors

You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

Risks related to our business

The outbreak of an infectious disease within an animal population could have a significant adverse effect on our business and results of operations.

An outbreak of disease affecting animals, such as foot-and-mouth disease, avian flu and bovine spongiform encephalopathy, commonly referred to as “mad cow disease,” could result in the widespread destruction of affected animals and consequently result in a reduction in demand for animal health products. In addition, outbreaks of or concerns about these or other diseases could create unfavorable publicity that may have a material adverse effect on consumer demand for meat, dairy and poultry products, and, as a result, on our customers’ demand for the products we distribute. The outbreak of a disease among the companion animal population could cause a reduction in the demand for companion animals, which, in turn, could adversely affect our business.

Our inability to maintain relationships with manufacturers could have a material adverse effect on our business, financial condition and results of operations.

We distribute more than 35,000 products sourced from more than 1,500 manufacturers. We currently do not manufacture any of our products and are dependent on manufacturers for our supply of products. Our top 10 manufacturers supplied products that accounted for approximately 60% of our purchases in fiscal 2006, and one manufacturer, Pfizer, Inc., or Pfizer, accounted for approximately 26% of our purchases.

Our ability to sustain our gross margins has been, and will continue to be, dependent in part upon our ability to obtain favorable terms and access to new and existing products from our manufacturers. These terms may be subject to changes from time to time by manufacturers. Any such changes could adversely affect our net sales and operating results. We do not have long-term written agreements with our manufacturers. Most of our agreements with manufacturers are for one-year periods, and in some cases, we do not have any contract with our manufacturers. Upon expiration, we may not be able to renew our existing agreements on favorable terms, or at all. If we lose the right to distribute products under such agreements, we may lose access to certain products and thus lose a competitive advantage. Potential competitors could sell products from manufacturers that we fail to continue with and erode our market share. The loss of one or more of our large manufacturers, a material reduction in their supply of products to us or material changes in the payment or pricing terms we obtain from them could have a material adverse effect on our business, financial condition and results of operations.

Some of our manufacturers may decide to compete with us in the future by pursuing or increasing their efforts in direct marketing and sales of their products. These manufacturers could sell their products at lower prices and maintain a higher gross margin on their product sales than we can. In this event, veterinarians or animal owners may elect to purchase animal health products directly from these manufacturers. Increased competition from any manufacturer of animal health products could significantly reduce our market share and adversely impact our financial results.

In addition, we may not be able to establish or maintain relationships with key manufacturers in the animal health products industry if we have established relationships with competitors of these key manufacturers. Our inability to establish or maintain such relationships could have a material adverse effect on our business, financial condition and results of operations.

An adverse change in manufacturer rebates or our inability to meet applicable rebate targets could materially and negatively affect our business.

The terms under which we purchase products from many manufacturers of animal health products entitle us to receive a rebate based on the attainment of various goals, including certain growth goals and sales targets. Rebates have a material impact on our profitability. We cannot assure you as to the amount of rebates that we will receive in any given year. Factors outside of our control, such as customer preferences or manufacturer supply issues, can have a material impact on our ability to achieve the growth goals established by our manufacturers, which may reduce the amount of rebates we receive. Many rebates apply at a rate determined in the contract (based on the goals set out in the contract) from the first dollar, so that if we materially miss a sales estimate it could cause us to reverse prior rebate accruals from prior quarters.

Manufacturers may adversely change the terms of some or all of these rebate programs. Changes to any rebate program initiated by our manufacturers may have a material adverse effect on our gross profit and operating results in any given quarter or year. Manufacturers may reduce or eliminate the amount of rebates offered under their programs, or increase the growth goals or other conditions we must meet to earn rebates to levels that we are unable to achieve. The occurrence of any of these events could have an adverse impact on our results of operations.

Our quarterly operating results may fluctuate due to factors outside of management’s control.

Our quarterly operating results may significantly fluctuate, and you should not rely on them as an indication of our future results. Our future net sales and results of operations may significantly fluctuate due to a combination of factors, many of which are outside of management’s control. The most important of these factors include:

•	manufacturer rebates based upon attaining certain growth goals;

•	changes in the way manufacturers introduce products to market;

•	the recall of a significant product by one of our manufacturers;

•	seasonality;

•	changes in customer demands;

•	changes in climate (e.g., droughts);

•	fluctuations in commodity prices;

•	the impact of general economic trends on our business;

•	increases in reserves for bad debts; and

•	competition.

For example, our rebates have historically been highest during the quarter ended December 31, since most of the manufacturers’ rebate programs were designed to include targets to be achieved during the calendar year. In addition, our net sales have historically been seasonal, with peak sales in our second and fourth fiscal quarters.

We may be unable to reduce operating expenses quickly enough to offset any unexpected shortfall in net sales. If we have a shortfall in net sales without a corresponding reduction to our expenses, operating results may suffer. Our operating results for any particular quarter may not be indicative of future operating results. You should not rely on quarter-to-quarter comparisons of results of operations as an indication of our future performance.

Loss of key personnel could adversely affect our operations.

We are currently dependent to a significant degree upon the ability and experience of our senior executives, including President and Chief Executive Officer James Robison, Senior Vice President and Chief Operating Officer Greg Eveland and Senior Vice President and Chief Financial Officer William Lacey. We currently have employment agreements with these executives that contain non-competition restrictions following termination of employment. The loss of any of these senior executives could adversely affect our ability to conduct our operations or to achieve growth through acquisitions. See “Management.”

In addition, we are dependent upon division presidents and our sales representatives to market and sell our products and provide our services. These individuals develop relationships with our customers that could be damaged if these employees are not retained. Any failure on our part to hire, train and retain a sufficient number of qualified sales representatives would harm our business.

The loss of products or delays in product availability from one or more manufacturers could substantially harm our business.

We generally purchase products from our manufacturers through purchase orders rather than through long-term supply agreements. There can be no assurance, however, that our manufacturers will be able to meet their obligations under these purchase orders or that we will be able to compel them to do so. Risks of relying on manufacturers include:

•	Some of our manufacturers are subject to ongoing periodic unannounced inspection by regulatory authorities, including the FDA, the USDA, the EPA, the DEA and other federal and state agencies for compliance with strictly enforced regulations. We do not have control over our manufacturers’ compliance with these regulations and standards. Violations could potentially lead to interruptions in supply that could lead to lost sales to competitive products that are more readily available.

•	If a purchase order cannot be filled or a certain product line is discontinued or recalled, then we would not be able to continue to offer our customers the same breadth of products. Our sales and operating results would likely suffer unless we were able to find an alternate supply of a similar product.

•	Agreements may commit us to certain minimum purchase levels or other spending obligations. It is possible we will not be able to meet such obligations, which would create an increased drain on our financial resources and liquidity.

•	If market demand for our products increases suddenly, our current manufacturers might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements or find new sources of supply and may result in substantial delays in meeting market demand. If we generate more demand for a product than a given manufacturer is capable of handling, it could lead to large backorders and potentially lost sales to competitive products that are more readily available.

•	We may not be able to control or adequately monitor the quality of products we receive from our manufacturers. Poor quality products could damage our reputation with our customers or subject us to potential legal liability to such customers.

Potential problems with manufacturers such as those discussed above could substantially decrease sales of our products, lead to higher costs and damage our reputation with our customers.

Our market is highly competitive. Failure to compete successfully could have a material adverse effect on our business, financial condition and results of operations.

The sale and distribution of animal health products is highly competitive, continually evolving and subject to technological change. We compete directly with both geographically diverse and regional, broad-line animal health products distributors, as well as companies that specialize in distributing primarily ethical drug products to veterinarians and over-the-counter drugs directly to animal owners and other end users. Additionally, certain manufacturers currently compete through the direct marketing of products, and other manufacturers may decide to do so in the future. We compete with numerous manufacturers and distributors based on customer relationships, service and delivery, product selection, price and e-commerce capabilities. Some of our competitors may have greater financial and other resources than we do. Many of our competitors have comparable product lines or distribution strategies that directly compete with ours. Our competitors could obtain exclusive rights to distribute certain products, eliminating our ability to distribute those products. Most of our products are available from several sources, including other distributors and manufacturers, and our customers typically have relationships with several distributors and manufacturers. Because we generally do not have long-term contracts with our customers, our customers could buy products from our competitors. If we do not compete successfully against these organizations, it could have a material adverse effect on our business, financial condition and results of operations. Our primary competitors, excluding manufacturers, include the following and other national, regional, local and specialty distributors: Butler Animal Health Supply, LLC, IVESCO, LLC (Iowa Veterinary Supply), Lextron, Inc., MWI Veterinary Supply, Inc., Professional Veterinary Products, Ltd. and Webster Veterinary Supply, a division of Patterson Companies, Inc.

Changes in consumer preferences could adversely affect our business.

The demand for production animal health products is heavily dependent upon consumer demand for beef, dairy, poultry and swine. The food industry in general is subject to changing consumer trends, demands and preferences. Trends within the food industry change often and our failure to anticipate, identify or react to changes in these trends could lead to, among other things, reduced demand and price reductions for our animal health products, and could have a material adverse effect on our business, financial condition and results of operations. Moreover, even if we do anticipate and identify these trends, we may be unable to react effectively. For example, changes in consumer diets may negatively affect consumer demand for beef, dairy, poultry and/

or swine, and therefore reduce the demand for our production animal health products. During previous downturns in these markets, we experienced prolonged declines in sales and profitability.

Consolidation in the animal health products industry may decrease our net sales and profitability.

Consolidation in the animal health products industry could result in existing competitors increasing their market share, which could give them greater pricing power, decrease our net sales and profitability and increase the competition for our customers. Consolidation of the highly fragmented customer base in the animal health products market could also make it easier for manufacturers to sell their products directly to customers, which would decrease our net sales and profitability. In addition, as individual customers grow in size through consolidation, the loss of any one of them would have an increasingly adverse effect on our net sales and profitability. Furthermore, as our current customers consolidate, their management teams are more likely to change, which could result in changes in purchase practices and potentially result in the loss of such customers’ business.

Our substantial indebtedness could adversely affect our financial condition and ability to fulfill our debt obligations and otherwise adversely impact our business and growth prospects.

As of June 30, 2006, and after giving effect to the cash dividend that we paid in September 2006, as described in “Certain transactions—Cash dividend,” the refinancing of our credit agreements that took place in September 2006 as described in “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Capital resources” and the anticipated use of the net proceeds from this offering, we had outstanding indebtedness under our credit agreements of approximately $108 million. Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our revolving credit facility, term loan indebtedness and other current and future indebtedness;

•	increase our vulnerability to adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to the payment of our indebtedness, thereby reducing the availability of cash to fund working capital and capital expenditures and for other general corporate purposes;

•	restrict us from making strategic acquisitions and exploiting business opportunities;

•	place us at a disadvantage compared to our competitors that have less debt; and

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

Furthermore, all of our indebtedness bears interest at floating rates. We do not currently hedge exposure related to our floating rate debt. If these rates were to increase significantly, our ability to borrow additional funds may be reduced and the risks related to our substantial indebtedness would intensify.

Our ability to make payments on and refinance our indebtedness, and to fund our operations, working capital and capital expenditures, depends on our ability to generate cash in the future. We cannot assure you that our business will generate sufficient cash flow or that future borrowings will be available to us in an amount sufficient to enable us to pay amounts due on our indebtedness or to fund our other liquidity needs. If we do not generate sufficient cash flow, and additional borrowings or refinancings or proceeds of asset sales are not available to us, we may not have sufficient cash to enable us to meet all of our obligations.

In addition, the agreements governing our indebtedness include certain covenants that, among other things, restrict our ability to incur additional indebtedness, make certain payments, sell assets, enter into certain transactions with affiliates and create liens. Moreover, certain of these agreements require us to maintain specified financial ratios. These and other covenants in our current and future agreements may restrict our ability to fully pursue our business strategies and adversely affect our growth prospects. Our ability to comply with such covenants may be affected by changes in our operating and financial performance, changes in general business and economic conditions, adverse regulatory developments or other events beyond our control. The breach of any of these covenants could result in a default under our indebtedness, which could cause those and other obligations to become due and payable.

We could face considerable business and financial risk in implementing our acquisition strategy.

As part of our growth strategy, from time to time we consider acquiring complementary businesses. We regularly engage in discussions with respect to possible acquisitions. We cannot assure you that we will be successful in consummating future acquisitions on favorable terms or at all. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and an increase in amortization expenses related to intangible assets, which could have a material adverse effect upon our business, financial condition and results of operations.

Acquisitions involve a number of risks relating to our ability to integrate an acquired business into our existing operations. The process of integrating the operations of an acquired business, particularly its personnel, could cause interruptions to our business. Some of the risks we face include:

•	the need to spend substantial operational, financial and management resources in integrating new businesses, technologies and products, and difficulties management may encounter in integrating the operations, personnel or systems of acquired businesses;

•	retention of key personnel, customers and manufacturers of the acquired business;

•	the occurrence of a material adverse effect on our existing business relationships with customers or manufacturers, or both, resulting from future acquisitions or business combinations could lead to a termination of or otherwise affect our relationships with such customers or manufacturers;

•	impairments of goodwill and other intangible assets; and

•	contingent and latent risks associated with the past operations of, and other unanticipated costs and problems arising in, an acquired business.

The risks associated with acquisitions could have a material adverse effect upon our business, financial condition and results of operations.

If we fail to comply with or become subject to more onerous government regulations, our business could be adversely affected.

The animal health products industry is subject to changing political and regulatory influences. Both state and federal government agencies regulate the distribution of certain animal health products and we are subject to regulation, either directly or indirectly, by the Food and Drug Administration, or FDA, the United States Department of Agriculture, or USDA, the Environmental Protection Agency, or EPA, the Drug Enforcement Administration, or DEA, the Department of Transportation and state boards of pharmacy as well as comparable state and foreign agencies. The regulatory stance these agencies take could change. In addition, our manufacturers are subject to regulation by the FDA, the USDA, the EPA, the DEA as well as other federal and state agencies, and material changes to the applicable regulations could affect our manufacturers’ ability to manufacture certain products, which could adversely impact our product supply. In addition, some of our customers may rely, in part, on farm and agricultural subsidy programs. Changes in the regulatory positions that impact the availability of funding for such programs could have an adverse impact on our customers’ financial positions, which could lead to decreased sales of our products to them.

We strive to maintain compliance with these laws and regulations. If we are unable to maintain or achieve compliance with these laws and regulations, we could be subject to substantial fines or other restrictions on our ability to provide competitive distribution services, which could have an adverse impact on our financial condition.

We cannot assure you that existing laws and regulations will not be revised or that new, more restrictive laws will not be adopted or become applicable to us or the products that we distribute. We cannot assure you that the manufacturers of products that may become subject to more stringent laws will not try to recover any or all increased costs of compliance from us by increasing the prices at which we purchase products from them, or, that we will be able to recover any such increased prices from our customers. We also cannot assure you that our business and financial condition will not be materially and adversely affected by future changes in applicable laws and regulations. See “Business—Government regulation.”

We may be subject to product liability and other claims in the ordinary course of business.

Our business involves a risk of product liability and other claims in the ordinary course of business. We maintain insurance policies, and in many cases we have indemnification rights against such claims from the manufacturers of the products we distribute. However, our ability to recover under insurance or indemnification arrangements is subject to the terms of such arrangements and the financial viability of the insurers and manufacturers. We cannot assure you that our insurance coverage or the manufacturers’ indemnity will be available or sufficient in any future cases brought against us.

Failure to manage growth could have a material adverse effect on our business.

Over the past six years, our net sales have grown by approximately 9.7% annually from $359.1 million in fiscal 2001 to $571.2 million in fiscal 2006. During that same period we have significantly expanded our operations in the United States. Our number of full-time employees increased by approximately 144 individuals during that period.

Our continued future success depends on, among other things, our ability to implement and/or maintain:

•	sales and marketing programs;

•	customer service levels;

•	current and new product and service lines;

•	manufacturer relationships;

•	technological support which equals or exceeds our competitors;

•	recruitment and training of new personnel; and

•	operational and financial control systems.

Our ability to successfully offer products and services and implement our business plan requires an effective planning and management process. We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures and to expand the training of our employees. While we believe our current systems have sufficient capacity to meet our projected needs, we may need to increase the capacity of our current systems to meet additional or unforeseen demand.

If we are not able to manage our growth, our customer service quality could deteriorate, which could result in decreased sales or profitability. Also, the cost of our operations could increase faster than growth in our net sales, negatively impacting our profitability.

Operational problems at our central replenishment and distribution facility or any of our distribution locations could have a material adverse effect on our business, financial condition and results of operations.

Approximately 56% of the dollar volume of our product sales flow through our central replenishment and distribution facility in Memphis, Tennessee. Unforeseen or recurring operational problems at this facility or any of our other distribution facilities could impair or disrupt our ability to deliver our products to our customers in a timely manner, and could have a material adverse effect upon our customer relationships, business, financial condition and results of operations. Although we do carry property insurance, which may protect us in the event of certain inventory losses, we do not carry business interruption insurance. Therefore, we will not be compensated for certain losses that may occur as a result of a major disruption to our facilities. Disruptions at any of our facilities could be caused by:

•	maintenance outages;

•	prolonged power failures or reductions;

•	disruptions in the transportation infrastructure, including railroad tracks, bridges, tunnels or roads;

•	fires, floods, earthquakes or other catastrophic disasters;

•	labor difficulties; or

•	other operational problems.

If third parties claim that we infringe upon their intellectual property rights, our operating profits could be adversely affected.

We face the risk of claims that we have infringed third parties’ intellectual property rights. We have not conducted an independent review of patents issued to third parties. The large number of patents, the rapid rate of new patent issuances, the complexities of the technology involved and uncertainty of litigation increase the risk of business assets and management’s attention being diverted to patent litigation.

Any claims of patent or other intellectual property infringement, even those without merit, could:

•	be expensive and time consuming to defend;

•	cause us to cease making, licensing or using products or services that incorporate the challenged intellectual property;

•	require us to redesign, reengineer, or rebrand our products or packaging, if feasible;

•	divert management’s attention and resources; or

•	require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property.

Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us could result in our being required to pay significant damages, enter into costly license or royalty agreements, or stop the sale of certain products, any of which could have a negative impact on our operating profits and harm our future prospects.

Our intellectual property rights may be inadequate to protect our business.

We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

We rely on our trademarks, trade names, and brand names to distinguish our proprietary branded products and services from the products and services of our competitors, and have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our proprietary branded products and services, which could result in loss of brand recognition, and could require us to devote resources to advertise and market new brands. Further, we cannot assure you that competitors will not infringe upon our trademarks, or that we will have adequate resources to enforce our trademarks.

We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, we could be materially adversely affected.

The patent we own could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Further, we cannot assure you that competitors will not infringe upon our patent, or that we will have adequate resources to enforce our patent.

If our proprietary branded products infringe on the intellectual property rights of others, we may be required to indemnify our customers for any damages they suffer.

Third parties may assert infringement claims against our customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products.

We are subject to significant environmental regulation and environmental compliance expenditures and liabilities.

We are subject to environmental, health and safety laws and regulations concerning, among other things, air and wastewater discharges, the generation, handling, storage, transportation and disposal of pesticides, hazardous waste and toxic substances. Pursuant to some of these laws and regulations, we are required to obtain permits from governmental authorities for certain operations. We incur costs to comply with such laws, regulations and permits, and we cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. We could also be responsible for costs incurred relating to contamination at our third party waste disposal sites or relating to damages incurred as a result of human exposure to such substances or other environmental damage caused by our operations or our disposal of waste. In addition, our past and present ownership or operation of real property that is contaminated with hazardous or toxic substances could also result in an obligation to perform or pay for a clean-up or other damages, regardless of whether we knew of or were responsible for such contamination.

Environmental, health and safety laws and regulations are complex, change frequently and have tended to become more stringent over time. We cannot assure you that our costs and liabilities relating to these current and future laws will not adversely affect our business, results of operations or financial condition.

Performance problems with our information systems could damage our business.

Our information systems are dependent on third party software, global communications providers, telephone systems and other aspects of technology and Internet infrastructure that are susceptible to failure. While we have implemented security measures and some redundant systems, our customer satisfaction and our business could be harmed if we or our manufacturers experience any system delays, failures, loss of data, outages, computer viruses, break-ins or similar disruptions. We currently process all customer transactions and data at our facilities in Westlake, Texas. Although we have safeguards for emergencies, including, without limitation, back-up systems, the occurrence of a major catastrophic event or other system failure at any of our distribution facilities could interrupt data processing or result in the loss of stored data. This may result in the loss of customers or a reduction in demand for our services. Only some of our systems are fully redundant and we do not carry business interruption insurance. If a disruption occurs, our profitability and results of operations could suffer.

We rely upon third parties to ship products to our customers, and interruptions in their operations could harm our business, financial condition and results of operations.

In addition to our own delivery fleet, we use third-party common-carrier delivery services for our air and ground shipments of products to our customers. If there were any significant service interruptions by such delivery services, we might not be able to engage alternative service providers to deliver these products in either a timely or cost-efficient manner, particularly in rural areas where many of our customers are located. Any strikes, slowdowns, transportation disruptions or other adverse conditions in the transportation industry experienced by the delivery services that we employ could impair or disrupt our ability to deliver our products to our customers in a timely manner, and could have a material adverse effect upon our customer relationships, business, financial condition and results of operations. In addition, any increase in the shipping costs, including fuel surcharges, charged by such delivery services could have an adverse effect on our financial condition and results of operations. Freight costs have increased in 2006 due to increasing fuel costs.

We may be required to record a charge to earnings if our goodwill or other intangible assets become impaired.

Our balance sheet includes goodwill and other intangible assets. As of June 30, 2006, such amounts totaled approximately $133.9 million. Under generally accepted accounting principles in the United States, if impairment of our goodwill or other intangible assets is determined, we will be required to record a charge to earnings in the period of such determination.

We and our chief executive officer are subject to an SEC cease-and-desist order.

On June 28, 2006, we and our chief executive officer, James Robison, agreed to a settlement with the SEC. Without admitting or denying the allegations, we and Mr. Robison each agreed to consent to the entry of an order to cease and desist from committing or causing any violations and any future violations of certain antifraud provisions set forth in Section 17(a) of the Securities Act, violation of the Exchange Act’s reporting, recordkeeping and internal accounting controls provisions and violation of the Exchange Act’s financial record falsification and internal accounting controls circumvention prohibitions, set forth in Sections 13(a) and 13(b) of the Exchange Act and the rules and regulations thereunder. See “Management—Supplemental disclosure.”

Risks related to the common stock, the offering and our capital structure

We cannot assure you that a market will develop for our common stock or what the market price for our common stock will be in the future and, in the event that an active trading market does not develop, you may be unable to resell your shares.

Prior to this offering there has been no public market for our common stock. We cannot predict the extent to which investor interest will lead to the development of an active trading market in our common stock or whether that market will be sustained. The lack of a trading market may result in limited research coverage by securities analysts. The initial public offering price for our common stock has been determined by negotiations between the representative of the underwriters and us, and may not reflect the market price for shares of our common stock after this offering. Prices for the shares of our common stock after this offering will be determined in the market and may be influenced by many factors, including the depth and liquidity of the market for our common stock, investor perception of our business, profit margins in the animal health products industry generally and general economic and market conditions. In the event an active trading market does not develop for our common stock, you may be unable to resell your shares at or above the initial price to the public or at all.

In addition, the stock market in general, and the Nasdaq Global Market in particular, have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class-action litigation has been instituted against these companies. Such litigation, if instituted against us, could adversely affect our business and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research reports and opinions that securities or industry analysts publish about our business. We do not currently have and may never obtain research coverage by these analysts. Investors have numerous investment opportunities and may limit their investments to publicly traded companies that receive thorough research coverage. If no analysts commence coverage of us or if one or more analysts cease to cover us or fail to publish reports in a regular manner, we could lose visibility in the financial markets, which could cause a significant and prolonged decline in our stock price due to lack of investor awareness.

In the event that we do not obtain analyst coverage, or if one or more of the analysts downgrade our stock or comment negatively about our prospects or the prospects of other companies operating in our industry, our stock price could decline significantly. There is no guarantee that the equity research organizations affiliated with the underwriters of this offering will elect to initiate or sustain research coverage of us, nor whether such research, if initiated, will be positive towards our stock price or our business prospects.

Future sales of our shares could adversely affect the market price of our common stock.

After this offering, our current stockholders will hold approximately             % of our outstanding shares (or             % if the underwriters exercise their option to purchase additional shares in full). Stockholders holding approximately             % of our outstanding shares will not be contractually prohibited from selling these shares following the 180-day lock-up period after this offering. This lock-up period is subject to extension under certain circumstances, as described in “Underwriting.” The stockholders may also transfer these shares prior to the expiration of the lock-up period pursuant to the limited circumstances described in “Underwriting,” including with the consent of the underwriters. In addition, after the expiration of the lock-up period, we will not be contractually prohibited from issuing and selling additional shares of our common stock. Any sale by us or our current stockholders of our common stock in the public market, or the perception that sales could occur, could adversely affect the prevailing market price for our common stock.

After this offering, substantially all of the holders of our common stock prior to the offering will have rights, subject to some limited conditions, to demand that we file a registration statement on their behalf to register their shares or that we include their shares in a registration statement that we file on our behalf or on behalf of other stockholders. If such demand rights are exercised pursuant to the terms and conditions of the registration rights agreement and we are required to file an additional registration statement, we will incur significant expenses in connection with the filing of such registration statement. Additionally, the filing of an additional registration statement at the request of the stockholders may divert the attention of our senior management from our business operations. See “Description of capital stock—Registration rights.”

As a new investor, you will immediately experience substantial dilution as a result of this offering.

The purchasers of our common stock in this offering will experience immediate and substantial dilution of $             per share, the amount by which the per share purchase price of the common stock offered in this offering exceeds the pro forma net tangible book value per share of our common stock immediately following this offering. We may raise additional funds through future sales of our common stock. Any such financing may result in additional dilution to our stockholders. See “Dilution.”

Our directors and certain significant stockholders will exercise significant control over us.

After this offering, our directors and significant stockholders, including Charlesbank, will collectively control approximately             % of our outstanding common stock, or             % if the underwriters exercise their option to purchase additional shares in full. As a result, these stockholders will be able to influence our management and affairs and all matters requiring stockholder approval in ways that may not align with your interest as a stockholder, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of us even if beneficial to you as a stockholder and might affect the market price of our common stock.

We may require additional capital in the future, which may not be available to us. Issuances of our equity securities to provide this capital may dilute your ownership in us.

We may need to raise additional funds through public or private debt or equity financings in order to:

•	take advantage of expansion opportunities;

•	acquire complementary businesses or technologies;

•	develop new services and products; or

•	respond to competitive pressures.

Any additional capital raised through the issuance of our equity securities may dilute your percentage ownership interest in us. Furthermore, any additional financing we may need may not be available on terms favorable to us or at all. The unavailability of needed financing could adversely affect our ability to execute our growth strategy.

It is unlikely that we will pay dividends, and therefore you may not receive any return on your investment without selling your shares.

We currently intend to retain any future earnings for funding the growth of our business and repayment of existing indebtedness, and therefore, we do not currently anticipate declaring or paying cash dividends on our common stock. In addition, our credit agreements restrict us from paying such dividends.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time and expense to various compliance issues.

After we become a publicly-traded company, we will incur substantial additional legal, accounting and other expenses that we did not incur as a private company as a result of the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In addition, the Sarbanes-Oxley Act of 2002, along with rules promulgated by the Securities and

Exchange Commission, or SEC, and the Nasdaq Global Market, where our stock will trade, have imposed significant new requirements on public companies, including many changes involving corporate governance. Management and other company personnel will be required to devote a substantial amount of time to ensuring our compliance with these regulations. Accordingly, our legal and accounting expenses will significantly increase, and certain corporate actions will become more time-consuming and costly. For example, these regulations may make it more difficult to attract and retain qualified members of our board of directors and various corporate committees, and obtaining director and officer liability insurance will be more expensive.

Provisions in our certificate of incorporation and by-laws may deter third parties from acquiring us.

Our certificate of incorporation and by-laws contain provisions that may make the acquisition of us more difficult without the approval of our board of directors, including the following:

•	our board of directors is divided into three classes serving staggered three-year terms;

•	only our board of directors may call special meetings of our stockholders;

•	our stockholders may take action only at a meeting of our stockholders and not by written consent;

•	we have authorized undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	stockholder approval of amendments of our certificate of incorporation or by-laws require a vote of 75% of our outstanding shares;

•	vacancies on the board of directors may be filled only by the directors;

•	our directors may be removed only for cause by the affirmative vote of the holders of 75% of the votes that all stockholders would be entitled to cast in the election of directors; and

•	we require advance notice for stockholder proposals.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of us. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions that you desire.

Section 203 of the Delaware General Corporation Law may delay, defer or prevent a change in control that our stockholders might consider to be in their best interests.

We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits “business combinations” between a Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock, for a three-year period following the date that such stockholder became an interested stockholder absent prior approval of our board of directors. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in “Risk factors” and elsewhere in this prospectus. Accordingly, you should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

This prospectus also contains market data related to our business and industry. This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, financial condition and results of operations and the market price of our common stock.

Use of proceeds

We will receive net proceeds of approximately $             million from the sale of              shares of common stock at the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the front cover of this prospectus, after deducting underwriting commissions and discounts of $             million and estimated expenses of $             million. Each $1 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by $             million (assuming no exercise of the underwriters’ option to purchase additional shares). If the underwriters exercise their option to purchase additional shares in full, then the net proceeds will be approximately $             million. We will not receive any proceeds from the sale of shares by the selling stockholders.

Of the net proceeds from this offering:

•	$40.0 million will be used to repay amounts owed under our $40.0 million second lien term loan, which has a stated interest rate equal to LIBOR plus 8.25% per annum and which matures on June 30, 2011;

•	$45.0 million will be used to repay amounts owed under our $45.0 million second lien term loan, which has a stated interest rate equal to LIBOR plus 7.0% per annum and which matures on September 25, 2012; and

•	the balance will be used for working capital and general corporate purposes, including potential acquisitions.

We borrowed the entire $45.0 million second lien term loan in September 2006 and used the proceeds to reduce borrowings under our revolving credit facility.

Dividend policy

Our board of directors will have discretion in determining whether to declare or pay dividends, which will depend upon our financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business. Moreover, our credit agreements relating to our revolving credit facility, first lien term loan and second lien term loans impose restrictions on our ability to declare and pay dividends. While we intend to repay all of our borrowings under our second lien term loans and extinguish the governing credit agreements with a portion of the net proceeds from this offering, our remaining credit agreements will continue to limit our ability to declare and pay dividends. See “Risk factors—Risks related to the common stock, the offering and our capital structure—It is unlikely that we will pay dividends, and therefore you may not receive any return on your investment without selling your shares.”

In January 2006, we paid an aggregate dividend of approximately $0.9 million to the holders of shares of our preferred stock. In September 2006, we paid an aggregate dividend of approximately $53.3 million to the holders of shares of our preferred stock and an aggregate dividend of approximately $1.2 million to the holders of shares of our common stock. A portion of the dividend on the preferred stock reduced the aggregate liquidation amount that is due to holders of our outstanding preferred stock upon the liquidation, dissolution or winding up of the Company, or, at the election of at least a majority of the shares of preferred stock, upon the closing of an extraordinary transaction. These dividends to our stockholders were special dividends and we do not currently anticipate that we will declare any dividends on our common stock in the future.

Capitalization

The following table sets forth our consolidated cash and consolidated capitalization as of June 30, 2006:

•	on an actual basis;

•	on a pro forma basis to give effect to the refinancing of our credit agreements that took place in September 2006 as described in “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Capital resources,” the cash dividend that we paid in September 2006, as described in “Certain Transactions—Cash dividend” and the conversion of each share of our preferred stock into 10 shares of common stock, which is conditioned upon and will occur simultaneously with the closing of this offering, collectively, the pro forma adjustments; and

•	on a pro forma as adjusted basis to give effect to the pro forma adjustments, our sale of shares offered hereby at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the front cover of this prospectus and the anticipated use of the net proceeds thereof as if these events had been completed on June 30, 2006.

Each $1 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by $             million (assuming no exercise of the underwriters’ option to purchase additional shares). See “Use of proceeds” for more information regarding our use of the net proceeds of this offering to repay debt. This table should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations,” “Selected consolidated financial data” and our consolidated financial statements and notes to those consolidated financial statements, included elsewhere in this prospectus.

	As of June 30, 2006
(in thousands, except share amounts)	Actual	Pro forma	Pro forma as adjusted

		(unaudited)	(unaudited)
Cash	$3,036	$3,036	$
Long-term debt:
Revolving credit facility	71,134	62,634
Term loan debt including current portion	66,500	130,000

Total long term debt	137,634	192,634
Preferred stock, par value $0.01 per share. 3,500,000 shares authorized, 2,122,431 shares issued and outstanding on an actual basis; no shares authorized, issued or outstanding on a pro forma basis and on a pro forma as adjusted basis	47,500	—	—

Stockholders’ equity:
Common Stock, par value $0.01 per share. 15,000,000 shares authorized, 3,696,870 shares issued and outstanding on an actual basis; 50,000,000 shares authorized, 24,921,180 shares issued and outstanding on a pro forma basis; 50,000,000 shares authorized, shares issued and outstanding on a pro forma as adjusted basis	37	249
Additional paid in capital	46	3
Retained earnings	6,228	—
Accumulated other comprehensive income	(243)	(243)

Total stockholders’ equity	6,068	9

Total capitalization (excluding cash)	$191,202	$192,643	$

The outstanding share information in the table above is based upon the number of shares outstanding as of June 30, 2006.

Dilution

Our pro forma net tangible book value as of June 30, 2006 was $             million, or $             per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the total number of shares of common stock outstanding, as of June 30, 2006, after giving effect to the conversion of all of our preferred stock into shares of our common stock upon the closing of this offering.

After giving effect to this offering and the receipt of $             million of net proceeds from this offering, based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the front cover of this prospectus, the pro forma net tangible book value of our common stock as of June 30, 2006, would have been $             million, or $             per share. This amount represents an immediate increase in net tangible book value of $             per share to the existing stockholders and an immediate dilution in net tangible book value of $             per share to purchasers of common stock in this offering. Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the amount of cash paid by a new investor for a share of common stock. The new investors will have paid $             per share even though the per share value of our assets after subtracting our liabilities is only $            . In addition, the total consideration from new investors will be $             million, which is         % of the total of $             million paid for all shares of common stock outstanding, but new investors will own only         % of our outstanding shares of common stock. The following table illustrates such dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2006	$
Increase per share attributable to new investors	$

Pro forma net tangible book value per share after this offering		$

Dilution per share to new investors		$

Each $1 increase (decrease) in the public offering price per share would increase (decrease) the pro forma net tangible book value by $             per share (assuming no exercise of the underwriters’ option to purchase additional shares) and the dilution to investors in this offering by $             per share, assuming that the number of shares offered in this offering as set forth on the front cover of this prospectus remains the same.

If the underwriters exercise their option to purchase additional shares in full, the pro forma net tangible book value per share after the offering would have been $             million, or $             per share. This amount represents an immediate increase in net tangible book value of $             per share to the existing stockholders and an immediate dilution in net tangible book value of $             per share to purchasers of common stock in this offering.

The following table sets forth, as of June 30, 2006, on the pro forma basis described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors who purchase shares of common stock in this offering, before deducting the underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price Per Share*
	Number	Percentage	Amount	Percentage

Existing stockholders		%	$	%	$
New investors		%	$	%	$

Total		100.0%		$100.0%	$

*	Takes into account the dividend in consideration paid by existing stockholders.

Selected consolidated financial data

The following selected consolidated financial data should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and notes to those consolidated financial statements, and “Management’s discussion and analysis of financial condition and results of operations,” included elsewhere in this prospectus. The consolidated statement of operations data for the years ended June 30, 2004, 2005 and 2006, and the consolidated balance sheet data as of June 30, 2005 and 2006, are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The consolidated statement of operations data for the years ended June 30, 2002 and 2003, and the consolidated balance sheet data as of June 30, 2002, 2003 and 2004, are derived from our audited consolidated financial statements, which are not included in this prospectus.

Consolidated statement of operations data:

	Year ended June 30,
	Predecessor								Successor
(in thousands, except per share data and number of representatives)	2002		2003		2004		2005		2006

Net sales	$403,422		$450,611		$502,686		$535,693		$571,192
Direct cost of products sold	326,023		366,464		408,105		436,955		459,173

Gross profit	77,399		84,147		94,581		98,738		112,019
Selling, general, and administrative expenses(1)	57,916		66,047		70,238		72,954		81,428
Acquisition costs(2)	73		262		496		7,759		—
Depreciation and amortization(3)	4,129		3,570		3,156		3,149		6,767

Operating income	15,281		14,268		20,691		14,876		23,824
Other income (expense)
Interest expense	(7,952)		(5,758)		(4,984)		(5,071)		(13,726)
Other	475		678		982		672		478

Income before income taxes	7,804		9,188		16,689		10,477		10,576
Income tax expense	(3,129)		(3,732)		(6,507)		(3,203)		(3,407)

Net income	$4,675		$5,456		$10,182		$7,274		$7,169

Per share data:
Earnings per common share
Basic	NM	(4)	NM	(4)	NM	(4)	NM	(4)	$1.79
Dilutive	NM	(4)	NM	(4)	NM	(4)	NM	(4)	$1.79

Shares used in computing earnings per share:
Basic	NM	(4)	NM	(4)	NM	(4)	NM	(4)	3,478
Dilutive	NM	(4)	NM	(4)	NM	(4)	NM	(4)	3,478

Consolidated balance sheet data:
Working capital(5)	$74,134		$55,504		$59,618		$57,398		$55,960
Total assets	201,917		164,415		176,202		197,449		305,879
Total current and long-term debt	105,715		81,389		73,766		61,633		137,634
Total stockholders’ equity	$15,088		$20,663		$30,612		$38,087		$6,068

Other data:
Adjusted EBITDA(6)	$19,958		$18,778		$25,325		$26,456		$31,069
Field sales representatives(7)	208		204		195		220		218
Inside sales representatives(7)	60		59		54		61		69

Total sales representatives	268		263		249		281		287

(1)	Selling, general, and administrative expenses include salary, wages, commissions, and related benefits of approximately $35,609, $31,276, $38,464, $39,022 and $43,958 for the years ended June 30, 2002, 2003, 2004, 2005 and 2006, respectively. Also, includes management and advisory service fees paid to Bain Capital Partners V, L.P. totaling $750 for each fiscal year ended June 30, 2002, 2003, 2004, and 2005. Also includes management and advisory service fees and reimbursement of out-of-pocket expenses paid to Charlesbank totaling $575 and $664 for the years ended June 30, 2005 and 2006, respectively. Refer to note 10 of our consolidated financial statements included in this prospectus for further information.

(2)	$7,759 and $496 represent costs incurred in connection with the sale of Predecessor on June 30, 2005. Refer to note 3 of our consolidated financial statements included in this prospectus for further information. $73 and $262 represent costs of failed acquisitions.

(3)	Depreciation expense was $3,156, $3,149 and $3,079 for the years ended June 30, 2004, 2005 and 2006, respectively.

(4)	“NM,” as used in the table above, is defined as not meaningful because of substantial changes to our capital structure resulting from the sale of Predecessor on June 30, 2005.

(5)	Defined as current assets minus current liabilities, exclusive of borrowings under our revolving credit facility.

(6)	Adjusted EBITDA represents net income before interest expense, income tax expense, depreciation and amortization. We present adjusted EBITDA as a supplemental performance measure because we believe it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses), the age and book depreciation of fixed assets (affecting relative depreciation expense), the impact of purchase accounting and SFAS No. 142 (affecting depreciation and amortization expense) and the impact of non-recurring acquisition costs. Because adjusted EBITDA facilitates internal comparisons of our historical financial position and operating performance on a more consistent basis, we also use adjusted EBITDA in measuring our performance relative to that of our competitors and in evaluating acquisition opportunities. Adjusted EBITDA is not a measurement of our financial performance under generally accepted accounting principles in the United States, or GAAP, and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our profitability or liquidity. We understand that although adjusted EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, our calculation of adjusted EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	Other companies in our industry may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

The following table reconciles adjusted EBITDA to net income as determined in accordance with GAAP for the periods indicated:

	Year ended June 30,
	Predecessor				Successor
(in thousands)	2002	2003	2004	2005	2006

Net income	$4,675	$5,456	$10,182	$7,274	$7,169
Interest expense	7,952	5,758	4,984	5,071	13,726
Income tax expense	3,129	3,732	6,507	3,203	3,407
Depreciation and amortization	4,129	3,570	3,156	3,149	6,767
Acquisition costs	73	262	496	7,759	—

Adjusted EBITDA	$19,958	$18,778	$25,325	$26,456	$31,069

(7)	Number of sales representatives is measured at the end of the period. Field sales representatives typically service our customers in their surrounding geographical area on a weekly basis. Inside sales representatives typically service our customers by taking customer orders over the telephone and Internet and providing customer support.

Management’s discussion and analysis of financial condition and results of operations

The following discussion should be read in conjunction with our consolidated financial statements and notes to those consolidated financial statements, included elsewhere in this prospectus. The following discussion of our historical consolidated financial statements covers periods before consummation of this offering and the application of the proceeds. Accordingly, the discussion does not reflect the impact that this offering will have on us. See the information provided in “Risk factors,” “Capitalization,” “—Liquidity and capital resources” and elsewhere in this prospectus for further discussion relating to the impact of this offering on us. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations. Factors that could cause such differences include those described in “Risk factors” and elsewhere in this prospectus.

Overview

Based upon net sales, we believe we are the largest distributor of animal health products in the United States. We sell more than 35,000 products sourced from over 1,500 manufacturers to over 62,000 customers, as well as provide consultative services to our customers in the highly fragmented animal health products industry. Products we distribute include pharmaceuticals, vaccines, parasiticides, diagnostics, capital equipment, sanitizers, devices and supplies. Our principal customers are veterinarians, production animal operators and animal health product retailers.

Our growth has primarily been derived from internal growth initiatives supported by select strategic acquisitions. Key factors that have affected and we believe will continue to affect our operating results include:

•	Overall growth in the dairy industry. Over the last several years the demand for dairy products has increased. As a result, the demand for production animal health products in the dairy market has increased. We have capitalized on this demand with increased sales of our dairy related production animal health products. We anticipate that the dairy market will continue to expand in the future and that we will be able to fulfill the corresponding demand for related production animal health products, resulting in increased sales and profitability.

•	Consolidation by our customers in the dairy industry. The dairy market is undergoing significant consolidation resulting in a shift towards larger operations. We estimate that dairies with 500 or more cattle currently account for 45% of the milk producing cow population in the United States, as compared to 24% in 1997. Over the last several years we have leveraged our strong relationships with larger dairies and our national footprint to gain market share in the dairy related production animal health products market. We anticipate that dairy consolidation will continue and we will seek to continue to gain market share.

•	Our ability to negotiate favorable terms from our manufacturers. We believe we are the largest distributor in the production animal health products market. We believe that due to our leading market position and strong relative local market share, we have been able to negotiate, in many instances, better prices and more favorable terms, including rebates and sales and placement incentives, from our manufacturers than our competitors.

•	Increased focus on companion animal customers. Over the last several years the market for companion animal health products has increased to approximately $2.9 billion. We believe this growth has been and will continue to be driven by:

•	widespread ownership of companion animals;

•	increased importance of companion animals in households;

•	growing awareness of companion animal health and wellness;

•	technology migration from the human life science product sector into the practice of veterinary medicine;

•	increased marketing programs sponsored by large pharmaceutical and companion animal nutrition companies; and

•	prolonged companion animal life spans creating demand for geriatric companion animal care products.

Over the past three years we have begun to penetrate the urban and suburban veterinarian markets. We believe that by leveraging our centralized procurement and inventory management model we are well positioned to develop a leading cost-to-serve position in the companion animal health products market and to continue to capture market share, resulting in increased sales and profitability. While we believe we are a leader in the companion animal health product market, the market is highly fragmented with numerous national, regional and local distributors, and a few of our competitors with bigger market share have greater financial and other resources than we do.

We generate revenue from our customers in three ways. Over 99% of our revenue is generated through “buy/sell” transactions. The remainder comes from consignment and agency transactions. In the “buy/sell” transactions, we take title to inventory from our manufacturers. We sell products to customers and invoice them. “Buy/sell” transactions are advantageous to us over other sales methods because we take title to the inventory and are able to promote these products on behalf of manufacturers and effectively manage the pricing and distribution of these products. For our consignment sales, we do not take title to the product, but we do stock and ship product to and invoice the customer. For our agency sales, we transmit orders from our customers to our manufacturers. The manufacturer ships the product directly to our customers and compensates us with a commission payment for handling the order from our customer and providing customer service. Manufacturers may occasionally switch between the “buy/sell” and agency methods for particular products. Currently and for the past three fiscal years, only one product with material sales has required treatment as a consignment sale.

Contracts with manufacturers are generally negotiated annually on a calendar year basis. Sales growth goals are negotiated and used to determine rebate achievement. Manufacturer rebates are classified in our accompanying consolidated statements of operations as a reduction of direct cost of products sold. Manufacturer rebates that are based on quarterly or annual goals have sales performance tracked continually versus the goal and rebate income adjusted accordingly.

Results of operations

The following tables summarize historical results of operations for the period from July 1, 2003 to June 30, 2006, on an actual basis and as a percentage of net sales.

Summary consolidated results of operations table

	Year Ended June 30,
	Predecessor		Successor
(in thousands)	2004	2005	2006

Net sales	$502,686	$535,693	$571,192

Direct cost of products sold	408,105	436,955	459,173

Gross profit	94,581	98,738	112,019

Selling, general, and administrative expenses (includes salary, wages, commission, and related benefits)	70,238	72,954	81,428
Acquisition costs	496	7,759	—
Depreciation and amortization	3,156	3,149	6,767

Operating income	20,691	14,876	23,824

Other income (expense):
Interest expense	(4,984)	(5,071)	(13,726)
Other income	982	672	478

Income before income taxes	16,689	10,477	10,576

Income tax expense	(6,507)	(3,203)	(3,407)

Net income	$10,182	$7,274	$7,169

	Year Ended June 30,
	Predecessor		Successor
	2004	2005	2006

Net sales	100.0%	100.0%	100.0%

Direct cost of products sold	81.2%	81.6%	80.4%

Gross profit	18.8%	18.4%	19.6%

Selling, general, and administrative (includes salary, wages, commission, and related benefits)	14.0%	13.6%	14.3%
Acquisition costs	0.1%	1.4%	0.0%
Depreciation and amortization	0.6%	0.6%	1.1%

Operating income	4.1%	2.8%	4.2%

Other income (expense)
Interest expense	(1.0)%	(0.9)%	(2.4)%
Other income	0.2%	0.1%	0.1%

Income before income taxes	3.3%	2.0%	1.9%

Income tax expense	(1.3)%	(0.6)%	(0.6)%

Net income	2.0%	1.4%	1.3%

Fiscal 2006 compared to fiscal 2005

Net sales.    Net sales increased $35.5 million, or 6.6%, to $571.2 million for the fiscal year ended June 30, 2006, from $535.7 million for the fiscal year ended June 30, 2005. This increase in net sales was primarily attributable to new products and our expansion into new territories offset by the impact of increased sales to our customers in late 2005 in advance of a price increase. The number of field sales representatives increased to 218 as of June 30, 2006 from 220 as of June 30, 2005, while the number of inside sales representatives increased to 69 as of June 30, 2006 from 61 as of June 30, 2005. These increases in inside sales representatives allowed us to better utilize and support our field sales representatives in order to expand into additional territories and extend our geographic reach.

Gross profit.    Gross profit increased by $13.3 million, or 13.5%, to $112.0 million for the fiscal year ended June 30, 2006, from $98.7 million for the fiscal year ended June 30, 2005. Gross profit as a percentage of net sales was 19.6% for the fiscal year ended June 30, 2006, compared to 18.4% in the prior year. Our gross profit benefited from an increase in net sales and manufacturer rebates, which were based on the attainment of pre-specified growth goals.

Selling, general and administrative expenses.    Selling, general and administrative expenses, excluding depreciation and amortization, increased by $8.4 million, or 11.6%, to $81.4 million for the fiscal year ended June 30, 2006, from $73.0 million for the fiscal year ended June 30, 2005. This primarily resulted from an increase in variable expenses related to sales volume totaling $3.4 million, a non-cash reserve for potential litigation of $2.5 million, an increase in salaries and wages totaling $2.2 million and an increase in fuel costs of $1.1 million. The variable expenses which increased due to sales volume were predominately commissions. Salaries and wages were affected by merit adjustments of $0.9 million and additions of $1.0 million, primarily in the companion animal health products area.

Acquisition costs.    There were no acquisition costs in the fiscal year ended June 30, 2006. Acquisition costs totaled $7.8 million in the fiscal year ended June 30, 2005, which primarily included legal costs and transaction bonuses associated with the acquisition of the Company by Charlesbank, which occurred on June 30, 2005.

Depreciation and amortization.    Depreciation and amortization increased by $3.7 million, or 114.9%, to $6.8 million for the fiscal year ended June 30, 2006, from $3.1 million for the fiscal year ended June 30, 2005. The increase resulted from the amortization of intangible assets created in the June 30, 2005 acquisition of the Company by Charlesbank.

Other expenses.    Other expenses increased $8.8 million, or 201.2%, to $13.2 million for the fiscal year ended June 30, 2006, from $4.4 million for the fiscal year ended June 30, 2005. The increase in other expenses was due to an increase in interest expense of $8.7 million to $13.7 million in the fiscal year ended June 30, 2006, as compared to $5.1 million in the prior year. This increase resulted from $85.9 million of additional debt incurred in the June 30, 2005 acquisition of the Company.

Income tax expenses.    Income tax expense increased $0.2 million, or 6.4%, to $3.4 million for the fiscal year ended June 30, 2006, from $3.2 million for the fiscal year ended June 30, 2005. The effective tax rate was 32.2% and 30.6% for the fiscal years ended June 30, 2006 and 2005, respectively. The increase in our effective tax rate was attributable to the non-deductible amortization of intangible assets, beginning on July 1, 2005.

Fiscal 2005 compared to fiscal 2004

Net sales.    Net sales increased $33.0 million, or 6.6%, to $535.7 million for the fiscal year ended June 30, 2005, from $502.7 million for the fiscal year ended June 30, 2004. This increase in net sales was primarily attributable to new products and an expansion into new territories and an acceleration of purchases in late 2005 by our customers in advance of price increases at the start of 2006. We increased the number of field sales representatives to 220 as of June 30, 2005 from 195 as of June 30, 2004, and the number of inside sales representatives to 61 as of June 30, 2005 from 54 as of June 30, 2004. This increase in sales representatives allowed us to expand into additional territories and extend our geographic reach.

Gross profit.    Gross profit increased by $4.1 million, or 4.4%, to $98.7 million for the fiscal year ended June 30, 2005, from $94.6 million for the fiscal year ended June 30, 2004. Gross profit as a percentage of net sales was 18.4% for our fiscal year ended June 30, 2005, compared to 18.8% in the prior year. This decrease was driven primarily by higher freight costs resulting largely from rising fuel prices.

Selling, general and administrative expenses.    Selling, general and administrative expenses, excluding depreciation and amortization, increased by $2.8 million, or 3.9%, to $73.0 million for the fiscal year ended June 30, 2005, from $70.2 million for the fiscal year ended June 30, 2004. The increase was due to sales volume-related commissions and liquidity challenges for certain dairy customers that led to higher bad debt expense during the year.

Acquisition costs.    Acquisition costs totaled $7.8 million in the fiscal year ended June 30, 2005, which primarily consisted of legal costs and transaction bonuses associated with the acquisition of the Company, which occurred on June 30, 2005. There were nominal acquisition costs in the fiscal year ended June 30, 2004.

Depreciation and amortization.    Depreciation and amortization was $3.1 million for the fiscal year ended June 30, 2005, compared to $3.2 million for the fiscal year ended June 30, 2004.

Other expenses.    Other expenses increased $0.4 million, or 9.9%, to $4.4 million for the fiscal year ended June 30, 2005, from $4.0 million for the fiscal year ended June 30, 2004. The increase in other expenses was primarily due to a decline in financing fees received from customers for late payments.

Income tax expenses.    Income tax expense decreased $3.3 million, or 50.8%, to $3.2 million for the fiscal year ended June 30, 2005, from $6.5 million for the fiscal year ended June 30, 2004. The effective tax rate was 30.6% and 39.0% for the fiscal years ended June 30, 2005 and 2004, respectively. The decrease in our effective tax rate was attributable to reductions in state income taxes and a favorable change in permanent differences between book and tax income reflected in deferred taxes on the balance sheet.

Seasonality of operating results

Historically, our quarterly sales and operating results have varied significantly, and will likely continue to do so in the future. Seasonality has been caused by product usage, climate changes, promotions and announced price increases. Historically, sales have been higher during the spring and fall months due to increased sales of production animal health products. The transportation of production animals during the spring and fall months drives seasonal product usage. The transportation of production animals occurs during various times in the animal’s life cycle. The cycle begins with the cow-calf stage where the calf is born and raised to six to eight months of age. At that point the calf moves to pasture for three to five months. The last movement occurs when the animal is placed in the feedyard. Movement and climate changes cause stress upon the animal, which increases the risk of disease. Thus, prior to each of these moves, the animal is typically treated for disease prevention. These buying patterns can also be affected by manufacturers’ and distributors’ marketing programs launched during the summer months, particularly in June, which can cause customers to purchase production animal health products in advance of actual usage. This kind of early purchasing may reduce the sales in the months these purchases would have typically been made. In the companion animal health products market, sales of flea, tick and heartworm products drive sales during the spring and summer months. See “Risk factors—Our quarterly operating results may fluctuate due to factors outside of management’s control.” Additionally, while we accrue rebates as they are earned, our rebates have historically been highest during the quarter ended December 31, since some of our manufacturers’ rebate programs are designed to include targets to be achieved on calendar year sales.

For the reasons and factors discussed above, our quarterly operating results may fluctuate significantly. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year, and our sales for any particular future period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors. If this occurs, the price of our stock would likely decrease.

Consolidated statements of operations for the quarter ended

(in thousands)	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006

Net sales	$123,155	$143,552	$127,929	$141,057	$131,385	$156,763	$138,512	$144,532
Direct cost of products sold	100,734	116,711	104,778	114,732	105,931	121,842	113,037	118,363

Gross profit	22,421	26,841	23,151	26,325	25,454	34,921	25,475	26,169
Selling, general, and administrative expenses(1)	17,324	17,953	17,758	19,919	19,123	22,777	19,189	20,339
Acquisition costs	12	382	30	7,335	—	—	—	—
Depreciation and amortization	739	768	823	819	1,669	1,720	1,681	1,697

Operating income	4,346	7,738	4,540	(1,748)	4,662	10,424	4,605	4,133

Other income (expense):
Other income	41	315	151	165	84	167	159	68
Interest expense	(1,176)	(1,271)	(1,285)	(1,339)	(3,250)	(3,545)	(3,415)	(3,516)

Income (loss) before income taxes	3,211	6,782	3,406	(2,922)	1,496	7,046	1,349	685
Income tax expense	(982)	(2,073)	(1,041)	893	(482)	(2,269)	(435)	(221)

Net income (loss)	$2,229	$4,709	$2,365	$(2,029)	$1,014	$4,777	$914	$464

(1)	Includes salaries, wages, commissions, and related benefits.

Liquidity and capital resources

Our primary sources of liquidity are cash flows generated from operations and borrowings under our revolving credit facility that was established on June 30, 2005. Funds are expended to provide working capital that enables us to maintain adequate inventory levels to promptly fulfill customer needs and expand operations. We expect our capital resources to be sufficient to meet our anticipated cash needs for at least the next twelve months, and we expect cash flows from operations to be sufficient for us to reduce outstanding borrowings under our revolving credit facility.

Operating activities.    For the fiscal year ended June 30, 2006, net cash provided by operating activities was $13.0 million, and was primarily attributable to net income of $7.2 million and non-cash costs of $7.6 million, consisting principally of depreciation and amortization. For the fiscal year ended June 30, 2005, net cash provided by operating activities was $8.7 million. Net income generated of $7.3 million and $3.8 million of non-cash costs (depreciation and amortization) were offset by an increase in working capital of $2.9 million. The change in working capital included increases in accounts receivable of $13.5 million and inventory of $7.8 million, offset by increases in accounts payable of $9.8 million and accrued liabilities of $9.7 million. The increase in accounts receivable resulted from an increase in sales during the last two weeks of June 2005 that was driven by customers buying product in advance of announced July 2005 price increases. The increase in accounts payable resulted from a rise in inventory purchases and the improvement of payables terms with larger vendors. The increase in accrued liabilities was primarily the result of accruals established for acquisition costs. For the fiscal year ended June 30, 2004, net cash provided by operating activities was $12.0 million, and was primarily attributable to net income of $10.2 million.

Investing activities.    For the fiscal year ended June 30, 2006, net cash used for investing activities was $3.9 million, and was primarily attributable to purchases of property, plant and equipment totaling $3.3 million. For the fiscal year ended June 30, 2005, net cash used for investing activities was $1.9 million. These funds were used to purchase $2.1 million of property, plant and equipment. For the fiscal year ended June 30, 2004, net cash used for investing activities totaled $2.7 million, and was primarily used to purchase $2.4 million of property, plant and equipment. In each of these years, property, plant and equipment purchases consisted primarily of additions of computer equipment and vehicles.

Financing activities.    For the fiscal year ended June 30, 2006, net cash used for financing activities was $13.6 million, and was primarily used to pay down the balances of the revolving credit facility and the $30.0 million first lien term loan. For the fiscal year ended June 30, 2005, net cash used for financing activities was $6.3 million, and was primarily attributable to repayments on the revolving credit facility and other long-term debt, as well as a change in overdraft balances. For the fiscal year ended June 30, 2004, net cash used for financing activities totaled $8.9 million and was primarily used to pay down the balances of the revolving credit facility and other long-term debt.

Capital resources.    On June 30, 2005, in conjunction with the acquisition of the Company, we and a group of financial institutions entered into certain credit agreements, which included a $110.0 million revolving credit facility, a $30.0 million first lien term loan and a $40.0 million second lien term loan. Initial borrowings under the credit agreements were used to pay off prior debt, fund the acquisition of the Company and provide working capital. As of June 30, 2006, outstanding borrowings under the credit agreements were $137.6 million.

Available borrowings under our revolving credit facility are determined based on eligible accounts receivable, inventory, equipment and real estate. Borrowings are collateralized by a first priority interest in and lien on all of our assets and certain other guarantees and pledges. As of June 30, 2006, unused availability under our revolving credit facility totaled $26.9 million. Our revolving credit facility matures on June 30, 2010.

Our $30.0 million first lien term loan required the payment of four quarterly installments of $1.75 million each, commencing on December 31, 2005, four quarterly installments of $2.375 million each, commencing on December 31, 2006, and quarterly installments of $3.375 million each commencing on December 31, 2007 and ending before the term loan maturity date, which is three years from our first drawdown. Borrowings were collateralized by the same first priority interest that collateralizes our revolving credit facility.

The $40.0 million second lien term loan matures in one installment on June 30, 2011. Borrowings are collateralized by a second priority interest in and lien on all of our assets and certain other guarantees and pledges.

The outstanding borrowings under the credit agreements bear interest, at our option, as follows: (1) an interest rate per annum equal to the sum of (a) the greater of (i) the Prime Rate (as defined in the credit agreements) in effect on such day, and (ii) the Federal Funds Effective Rate (as defined in the credit agreements) in effect for such day plus  1/2 of 1% and (b) the applicable margin or (2) an interest rate per annum equal to the sum of (a) the LIBOR Rate (as defined in the credit agreements) in effect for an interest period (as defined in the credit agreement) and (b) the applicable margin.

Interest rates ranged from 6.88% to 13.60% as of June 30, 2006 and from 6.75% to 11.58% as of June 30, 2005. We are also required to pay a commitment fee on the daily unused amount of our revolving credit facility at a per annum rate of 0.375%. Our credit agreements contain certain affirmative and negative covenants, which require, among other things, that we meet certain financial ratio covenants and limit certain capital expenditures. The most restrictive covenant relates to the creation or assumption of additional indebtedness. We were in compliance with all covenants as of June 30, 2006 and 2005.

In September 2006, we entered into a new $45.0 million first lien term loan and with borrowings thereunder paid in full the outstanding balance on our then existing $30.0 million first lien term loan and reduced borrowings under our revolving credit facility. The $45.0 million first lien term loan bears interest at an annual rate equal to LIBOR plus 3.0% and matures on May 31, 2011. Borrowings are collateralized by a first priority interest in and lien on all of our assets.

In September 2006, we also entered into a new $45.0 million second lien term loan with the same lender of our existing $40.0 million second lien term loan. We used the entire $45.0 million second lien term loan to reduce borrowings under our revolving credit facility. The $45.0 million second lien term loan bears interest at an annual rate equal to LIBOR plus 7.0% and matures on September 26, 2012. Borrowings are collateralized by a second priority interest in and lien on all of our assets. With the net proceeds we receive from this offering, we intend to repay in full the borrowings under our existing $40.0 million second lien term loan and our new $45.0 million second lien term loan. See “Use of proceeds.”

Upon consummation of this offering, we will have approximately $             of indebtedness outstanding under our term loans and revolving credit facility and approximately $             million of availability under our revolving credit facility. See “Capitalization.”

Contractual obligations

Our contractual obligations as of June 30, 2006 mature as follows:

	Payments Due by Period
(in thousands)	Total	1 Year or Less	2-3 Years	4-5 Years	More than 5 Years

Line-of-credit to banks	$71,134	$—	$—	$71,134	$—
Operating lease commitments	15,924	3,136	5,249	3,789	3,750
Long-term debt obligations (including current portion)(1)	66,500	10,625	15,875	40,000	—
Interest on long-term debt and line-of-credit(2)	51,197	12,686	22,363	16,148	—

Total contractual obligations(3)(4)	$204,755	$26,447	$43,487	$131,071	$3,750

(1)	We expect to repay a portion of our outstanding indebtedness with the proceeds from this offering. See “Use of proceeds.”

(2)	Future interest payments are calculated based on the assumption that all debt is outstanding until maturity. For debt instruments with variable interest rates, interest has been calculated for all future periods using the rates in effect as of June 30, 2006.

(3)	Does not include fees payable under the management and consulting services agreement, which will be terminated upon the closing of this offering.

(4)	There are some purchase obligations under purchase contracts, but management does not believe that they are material.

Inflation

Most of our operating expenses are inflation-sensitive, with inflation generally producing increased costs of operations. During the past three years, the most significant effects of inflation have been on freight and fuel costs, employee wages and costs of products. Historically, we have been proactive in addressing inflation in attempts to limit its effects through the enactment of cost control initiatives.

Critical accounting policies

The SEC recently issued disclosure guidance for “critical accounting policies.” The SEC defines “critical accounting policies” as those that require application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Our significant accounting policies are described in note 2 to our consolidated financial statements. Not all of these significant accounting policies require management to make difficult, subjective or complex judgments or estimates. However, our management is required to make certain estimates and assumptions during the preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period they are determined to be necessary. Actual results could differ from those estimates. The following are descriptions of some of our critical accounting policies that are impacted by such judgments, assumptions and estimates:

Revenue recognition.    Revenues are recognized when title passes according to shipping terms. Provision for sales returns is recorded at the time of sale for estimated products returned by customers. Provision for sales discounts is recorded at the time of sale.

Manufacturer rebates.    Inventory rebates are recognized when estimable and probable and include inventory purchase rebates and sales-related rebates. Inventory purchase rebates received are capitalized into inventory while sales-related rebates are recorded as a reduction of cost of products sold. Historically, actual results have not significantly deviated from those determined using the estimates described above. We expect that our future estimates will continue to be reasonable as our rebates are based upon specific vendor program goals and are recorded each month based principally upon achievement of sales performance measures.

Goodwill and other intangible assets.    As of June 30, 2006, the Company performed its annual impairment test, and no impairment was noted. As of June 30, 2005, the Predecessor was acquired, and correspondingly, no impairment test was necessary at that date. The impairment test is performed by comparing the Company’s estimated fair value to the carrying amount of its goodwill and other nonamortizing intangible assets. If the carrying amount exceeds the fair value, an impairment loss would be recognized in an amount equal to the excess. The Company will continue to evaluate goodwill and other nonamortizing intangible assets consisting of trademarks and trade names for potential impairment based upon any changes to the Company’s operations or its operating business environment. Amortizing intangible assets including customer relationships and noncompete agreements are being amortized over their estimated useful lives of twelve and eight years, respectively.

Quantitative and qualitative disclosure about market risk

The interest payable on borrowings under our credit agreements is based on variable interest rates and is therefore affected by changes in market interest rates. If the weighted average interest rate on our variable rate indebtedness rose              basis points (a 10.0% change from the calculated weighted average interest rate as of June 30, 2006, after giving effect to the refinancing of our credit agreements as described in “—Liquidity and capital resources—Capital resources,” the cash dividend we paid in September 2006 as described in “Certain transactions—Cash dividend” and the use of proceeds from this offering as described in “Use of proceeds,” or collectively, the Transactions), assuming no change in our outstanding balance under our revolving credit facility and $45.0 million first lien term loan (approximately $                 million as of June 30, 2006, after giving effect to the consummation of the Transactions), our annualized income before taxes and cash flows from operating activities would decline by approximately $             million. If the weighted average interest rate on our variable rate indebtedness decreased              basis points (a 10.0% change from the calculated weighted average interest rate as of June 30, 2006, after giving effect to the consummation of the Transactions), assuming no change in our outstanding balance under our revolving credit facility and $45.0 million first lien term loan (approximately $             million as of June 30, 2006, after giving effect to the consummation of the Transactions), our annualized income before taxes and cash flows from operating activities would increase by approximately $                 million. We do not engage in financial transactions for trading or speculative purposes.

Business

Our business

Based upon net sales, we believe we are the largest distributor of animal health products in the United States. We sell more than 35,000 products sourced from over 1,500 manufacturers to over 62,000 customers, as well as provide consultative services to our customers in the highly fragmented animal health products industry. Products we distribute include pharmaceuticals, vaccines, parasiticides, diagnostics, capital equipment, sanitizers, devices and supplies. Our principal customers are veterinarians, production animal operators and animal health product retailers. We believe our customers purchase from us due to our longstanding relationships with them, knowledge of their businesses, excellent service and ability to assist them in their operations. We have a 287 person sales force, including 218 field sales representatives. We process daily shipments from our central replenishment and distribution facility in Memphis, Tennessee and 67 distribution locations strategically located across the United States and Canada.

For our fiscal year ended June 30, 2006, our net sales and operating income were $571.2 million and $23.8 million, respectively. Approximately 45% of our net sales were to veterinarians, with the remaining 55% principally to production animal operators and animal health product retailers.

Our industry

According to the Animal Health Institute, an industry group representing animal health products manufacturers, animal health product sales in the United States for 2005 totaled approximately $5.3 billion, an increase from approximately $4.8 billion in 2003, representing a compounded annual growth rate of approximately 5.5%. The animal health products market is divided into two markets: production animals and companion animals. The production animal market primarily consists of beef and dairy cattle, poultry and swine, while the companion animal market primarily consists of horses, dogs and cats. The Animal Health Institute estimates that in 2005 the market for production animal health products was approximately $2.4 billion and the market for companion animal health products was approximately $2.9 billion.

We believe that production animal health product sales are largely driven by:

•	increased awareness and education of animal health issues resulting in broader use of animal health products;

•	greater focus on improving production animal yield;

•	new technologies and product formulations;

•	increased demand for animal protein due to shifts in consumer nutritional trends; and

•	the recent re-establishment of beef export markets to Japan and South Korea that had been closed since 2003.

We believe that companion animal health product sales are largely driven by:

•	widespread ownership of companion animals;

•	increased importance of companion animals in households;

•	growing awareness of companion animal health and wellness;

•	technology migration from the human life science product sector into the practice of veterinary medicine;

•	increased marketing programs sponsored by large pharmaceutical and companion animal nutrition companies; and

•	prolonged companion animal life spans creating demand for geriatric companion animal care products.

Distributors are critical to the animal health products supply chain. They provide thousands of multi-product manufacturers with cost-effective access to millions of geographically diverse customers. Distributors also provide customers with access to a broad selection of products through a single channel, thereby helping them efficiently manage inventory levels.

Our strengths

We believe that our strengths include:

Leading distributor of animal health products.    Based upon net sales, we believe we are the leading animal health products distributor in the United States. We believe we are the largest distributor in the production animal health products market and a leader in the companion animal health products market. We believe that we have a cost advantage over many of our competitors due to our leading market position and strong relative local market share, enabling us to negotiate more favorable terms with our manufacturers and more effectively serve our customers. We source products globally from a diverse base of manufacturers and have a large sales force that can effectively place products for our manufacturers in an industry of highly substitutable products. We believe that our deep relationships throughout the supply chain, rapid product fulfillment and other consultative services enable us to be the leading animal health products distributor.

Broad product offering to a fragmented and geographically dispersed market.    We believe that we add significant value to both customers seeking a single source solution for their product and service needs as well as manufacturers seeking cost-effective access to a fragmented and geographically dispersed customer base. We stock in excess of 35,000 products, including a number of proprietary branded products, which we source from over 1,500 manufacturers. We also offer our customers additional products through special order. As the animal health products industry is fragmented throughout the supply chain, we believe that we can drive market share for our manufacturers by matching our vast product offerings with our knowledge of the needs of the more than 26,000 customers served directly by our sales force.

Longstanding relationships with our customers and manufacturers.    We have developed longstanding strategic relationships with many of our customers and manufacturers. Our diverse customer base consists of veterinarians, production animal operators and animal health product retailers. We have over 26,000 accounts served directly by our sales force and approximately 36,000 additional accounts that are served by Internet and catalog sales. Accounts served directly by our sales force comprised approximately 98% of our net sales in fiscal 2006 and approximately 90% of our top 500 customers that placed orders with us in 2002 still order from us today. We believe manufacturers establish strategic relationships with us to access our extensive customer base and because we are able to effectively place and accelerate demand for products with our highly trained consultative sales force. These relationships have also led to the outsourcing of distribution to us by manufacturers who previously distributed their own products. While manufacturers often have relationships with multiple distributors, our 10 largest manufacturers have been working with us for over 20 years.

Consultative sales approach.    Our 287 person sales force is extensively trained in and has expansive knowledge of the animal health products industry. On average, they have worked with us for approximately nine years, live in the local communities in which they serve and have a deep understanding of our customers’ needs. As trusted consultants, they actively advise customers in areas such as product selection, treatment regimens and technology applications. In a primarily relationship-driven industry, we believe our highly trained, consultative sales organization distinguishes us from our competitors.

Sophisticated, highly scaleable and customized information technology platform.    We have spent approximately $19.0 million over the past five years developing an industry leading, highly scaleable and customized information technology platform. Our centralized replenishment systems detail product ordering and shipping histories, track order status and monitor product requests from sales representatives. In addition, our Internet ordering system allows customers to review product descriptions, access customer-specific product pricing, view current vendor promotions, download detailed product usage history and place orders. We believe our technology platform’s comprehensive real-time information affords us a competitive advantage in product pricing, inventory control and customer management, and has the capacity to support a doubling of our product sales, with minimal incremental investment.

Experienced management team.    We have a strong, experienced and disciplined management team with significant animal health products industry expertise. Our team has successfully managed geographically dispersed operations by effectively utilizing our centralized infrastructure. Our management team has an average of over 15 years of experience in the animal health products industry, which has been instrumental to growing our business, both organically and through acquisitions.

Our strategy

Our mission is to become the leading worldwide provider of animal health products and services in the production animal and companion animal health products markets. Our strategy to achieve this mission is outlined below.

Continue to grow our business organically.    We intend to significantly increase our share of animal health product purchases by optimizing our sales efforts and expanding our consultative services. We will continue to sell additional products needed by our customers, add distribution locations to better serve our customer base, increase our focus on corporate accounts and recruit and train sales representatives to successfully penetrate new territories. We also believe that we can continue to extend our strong manufacturer relationships from our production animal health products business to our companion animal health products customers.

Expand sales of proprietary products.    We believe that the quality of our proprietary branded products in conjunction with our competitive pricing strategy has generated a loyal customer base that is highly confident in our branded products. We believe we can partner with domestic and international manufacturers to continue to grow our proprietary branded products business by marketing new specialty niche products. We selectively target product areas to expand our proprietary branded products portfolio while maintaining our strategic manufacturer relationships. A significant number of products will be coming off patent in the next several years, providing us with a strong pipeline of proprietary branded product opportunities.

Continue to improve operational efficiencies.    We have made significant investments in our distribution infrastructure and information technology platform over the past several years. In order to maximize profitability and maintain a competitive position in the marketplace, we will continue to focus on improving our operations and distribution processes.

Make selective acquisitions.    The global market for animal health products distribution is highly fragmented with many national, regional and local distributors. We actively screen, target, contact and evaluate potential acquisitions. We target complementary businesses in the animal health product market that provide, among other things, access to additional product lines, sales representatives and sales territories, both in the United States and internationally. We believe that our experienced and disciplined management team, together with our organizational platform built on scaleable information management systems and processes, position us to play a leading role in the consolidation of the industry.

Products

We offer a broad selection of over 35,000 animal health products, including a number of a proprietary branded products, which we source from over 1,500 manufacturers. We also offer our customers additional products through special order. Our products are comprised of four major categories: pharmaceuticals, biologicals, medicated additives and other products. Pharmaceuticals, biologicals and medicated additives represented approximately 78% of our fiscal 2006 net sales, while other products, including probiotics, nutritionals, fluids, diagnostics, capital equipment, medical devices and supplies, cleansers and sanitizers accounted for 22%.

Pharmaceuticals.    Pharmaceuticals include dosage form medicines employed in disease prevention and treatment programs. Pharmaceuticals such as antibiotics, anthelmintics, insecticides and implants include both over-the-counter products, which can be sold directly to end-users, and ethical products, which are sold to, or through, veterinarians. Sales of pharmaceuticals contributed approximately 57.9%, 57.2% and 56.9% of our net sales in fiscal 2004, 2005 and 2006, respectively.

•	Antibiotics are administered for the treatment and prevention of diseases such as chronic respiratory disease and for growth promotion. Antibiotics include products such as tetracyclines, penicillins, erythromycins, cephalosporins and fluroquinolones. Antibiotics are available in injectable, bolus (i.e. pill), additive and drench forms.

•	Anthelmintics are deworming agents administered on a routine basis to animals for the prevention and treatment of internal parasites and worms in production animals. Worms include gastrointestinal roundworms, stomach worms, intestinal worms and lungworms. Anthelmintics are available in injectable, bolus, drench, additive, pour-on and paste forms.

•	Insecticides are used to control insect populations on animals and their premises, and are administered on a routine, preventative basis. Insecticides can be used to control flies, lice, ticks, mites and fleas, and are available in dust, liquid, spray and ear tag forms. Endectocides are active against both internal and external parasites and hence are both an anthelmintic and an insecticide.

•	Implants are used for the promotion of growth in animals, to increase weight gain and improve efficiency in cattle.

Biologicals.    Biologicals, including bacterial and viral vaccines and antitoxins, stimulate immunity to disease in both production and companion animals. Bacterial vaccines are bacterial products that are used on a routine basis to prevent diseases such as black leg, leptospirosis, red water and shipping fever. Viral vaccines are used for the control of respiratory and gastrointestinal diseases. Antitoxins provide short-term protection for certain soil borne and other clostridial infections such as tetanus. Sales of biologicals contributed approximately 15.3%, 15.6% and 15.6% of our net sales in fiscal 2004, 2005 and 2006, respectively.

Medicated additives.    Medicated additives include highly regulated products such as antibiotics and anti-bacterials, and are used at low levels to promote growth and improve efficiency in production animals and, at high levels, for therapeutic treatment.

Other products, including probiotics, nutritionals, fluids, diagnostics, capital equipment, medical devices and supplies, cleansers and sanitizers.    Other products include disposable kits, replacement strips and reagents (excluding equipment and devices) used in testing all animal species’ body fluids and tissue for disease and/or conditions or in residue testing of animal products. While heartworm diagnostics are at the core of this market, other products also include a full range of blood tests for disorders such as ehrlichia, feline leukemia, parvovirus, feline infectious peritonitis and feline immunodeficiency virus. Chemicals include sanitizers, cleaning agents, disinfectants, insecticides and rodenticides. Medical supplies are used in cleaning and sanitizing equipment and facilities, as well as diagnostic and suture components and include grooming products such as brushes and shampoos.

Proprietary branded products.    In addition to the four major categories of products discussed above, we selectively target new product areas to expand our proprietary branded products portfolio, while maintaining our strategic manufacturer relationships. We market these products, such as vaccines, antibiotics, nutritionals and general pharmaceuticals, under the RXV Products, AGRIpharm, First Companion, Mineral Max and Ivermax brands. We believe that the quality of our proprietary branded products in conjunction with our competitive pricing strategy has generated a loyal customer base that is highly confident in our brands. We believe we can partner with domestic and international manufacturers to continue to grow our proprietary branded products business by (1) marketing new specialty niche products and (2) developing proprietary branded products for products coming off patent. Proprietary branded product manufacturing is done both by third-party contract manufacturers as well as branded product companies that have excess capacity. We believe that we are well-positioned to capitalize on the trend towards increased private brands given our strong relationships with manufacturers and strong market position in the distribution of animal health products.

Consultative services

In addition to providing a broad selection of animal health products, we offer a comprehensive set of consultative services, software and equipment that differentiates us from our competition and further solidifies what we believe is our leading market position. These services include:

Health and operations management software.    We offer user-friendly beef cattle computer management systems. Our proprietary health management software allows producers to accurately document the health history and treatment costs for each animal. Our accounting software package enables producers to organize financial data for their operations including information on employees, taxes, commodity costs and transaction records.

Microingredient machines.    We install microingredient machines that (1) precisely measure expensive feed additive ingredients used to complete balanced feeding rations for cattle and

(2) store and administer pharmaceuticals. This service is sold with discounts to customers purchasing large orders of feed additives.

Herd health management.    We work with production animal veterinarians to design specific animal health packages with vaccination and treatment protocols. We assist customers in the implementation and administration of these packages and help veterinarians in disease identification and vaccine management.

Dairy technicians.    Our dedicated technicians assist customers with the cleaning, maintenance and replacement of dairy equipment and also provide various disinfectant supplies used by customers to maintain sanitary facilities. Additionally, our technicians interface with dairy cooperatives and help manage accounting and payment processes.

Logistics services.    We provide contract logistics, warehousing and delivery services to both manufacturers and customers. We also provide customers with microbacterial monitoring, cleaning and disinfecting and litter management services.

Merchandising services.    Our field sales representatives visit large dealers and provide shelf management and organization, product information and monitoring services on a monthly basis.

Electronic commerce platform.    Our user-friendly e-commerce application allows customers to review product descriptions, access customer-specific product pricing, view current vendor promotions, download detailed product usage history and place orders.

Newsletters and publications.    We publish weekly newsletters customized by market. Our publications include: Heads Up (targeted to the beef market), Dairy Health Update (targeted to the dairy market) and DVM Resources Industry Update (targeted towards veterinarians). These newsletters include information regarding recent product introductions, health articles, advice columns and conferences and seminars.

Value in purchasing.    Our Value In Purchasing (“VIP”) program is designed to reward our customers for repeat business. For every purchase made from our VIP Premier Product Line, customers earn points redeemable through our program catalog.

Promotional material development and disbursement.    Our marketing and graphic design professionals assist small manufacturers in developing and producing promotional materials for their animal health products.

Customers

We have a diverse customer base with over 62,000 accounts consisting of veterinarians, production animal operators and animal health product retailers. We believe our reputation for excellent customer service, comprehensive product selection and high quality products has enabled us to establish and maintain this customer base. In fiscal 2006, no customer represented more than 1.0% of net sales and our 10 largest accounts only comprised approximately 6.1% of net sales. We have over 26,000 accounts served directly by our sales force and approximately 36,000 additional accounts that are served by Internet and catalog sales. Our customers range in size from single-practitioner veterinarians to large, corporate cattle feeding operations. Due to longstanding relationships between our sales force and our customers, 90% of our top 500 customers that placed orders with us in 2002 still order from us today.

Beef customers.    Our beef customers are divided into three primary sub-groups: cow/calf, stocker and feedlots. Cattle require animal health products during each stage to optimize weight gain, shorten production cycles, prevent disease and maintain overall health. Additionally, as transportation is physically taxing on cattle, animal health products are administered each time cattle are transported between stages. We have historically targeted stocker and feedlot customers, most of whom have over 500 and 2,000 cattle, respectively. Our acquisition of the Hi-Pro division of Friona Industries, Inc. in 2002 expanded our presence in the cow/calf and stocker sub-markets. We sell directly to cow/calf customers with over 200 cattle. We also employ a direct marketing strategy to address smaller cow/calf customers, who are highly fragmented and purchase in smaller volumes. These customers are also serviced via our sales to production animal veterinarians, dealers and retail stores. Our e-commerce initiative reaches small cow-calf producers which have herd sizes of 50-200 cattle. The key products sold to these customers include endectocides, antibiotics, growth promoting implants, vaccines, identification tags and nutritionals.

•	Cow/Calf. This sub-group is extremely fragmented with over 982,000 cattle operations. However, approximately 612,000 operations have 49 or fewer cattle. Calves remain in the cow/calf stage from birth until reaching approximately 400 lbs (roughly seven months) at which point they are sold to buying agents and delivered to stocker locations. Per-cattle animal health product spending is approximately $17 during the cow/calf stage.

•	Stocker. This market consists of operations holding large tracts of land predominantly in the central and western states where cattle are moved to graze for four months prior to being sold to feedlots. During their stay, cattle increase in weight from 400 lbs to 600 lbs. Per-cattle spending is approximately $12 during the stocker stage.

•	Feedlots. Feedlots are typically located in the central and western U.S. regions and hold several thousand to 100,000 cattle in open pens. There are approximately 2,100 feedlots in the United States with capacity greater than 1,000 cattle. Cattle undergo their final growth stage prior to processing and increase in weight from 600 lbs to 1,200 lbs. Length of stay approximates 90 to 120 days and per-cattle spending during this stage is approximately $20. Feedlot animal health product requirements mainly consist of de-wormers, growth implants, preventive animal health products (substantially the same products required by cow/calf and stocker customers), acute/chronic disease treatments and medicated additives for growth promotion.

Dairy customers.    We believe we are the market leader in the dairy market with three to four times the market share of our next largest competitor. We target dairy farms with a minimum size of 500 cattle, with our average dairy customer having 1,500 cattle. The dairy market is undergoing significant consolidation resulting in a shift towards larger operations. According to USDA estimates, dairies with 500 or more cattle currently account for 45% of the U.S. milk producing cow population, an increase from 24% in 1997. Given our strong relationships with larger dairies and our national footprint, we are seeking to continue to gain share as dairy consolidation continues. The key products sold to these customers include endectocides, antibiotics, reproductive products, vaccines, identification tags, nutritionals and sanitation products.

Poultry and swine customers.    We sell animal health products to major poultry and swine integrators. Our field sales representatives typically visit customer locations at least once every four weeks and facilitate product delivery on a weekly basis. We sell to local production supervisors, centralized purchasing managers and production animal veterinarians who provide herd management consulting services to the major integrators. We believe we will increase our market share with major integrators as we further develop customized national account management programs. The key products sold to these customers include antibiotics, vaccines, nutritionals, sanitation products and bio-security products.

Companion animal customers.    Our companion animal health products sales are made through the veterinarian and over-the-counter channels, with the majority of sales made to rural, mixed-practice veterinarians. Over the past three years, we have begun to penetrate the urban and suburban veterinarian markets, visiting veterinarians in these areas on a bi-weekly basis. We intend to leverage our centralized procurement and inventory management model to develop a leading cost-to-serve position in the companion animal health products market. By providing competitive pricing and superior service, we seek to build on our strong position in the companion animal health products distribution market. The key products sold to these customers include flea and tick controls and preventative products, antibiotics, vaccines, arthritis treatments and pharmaceuticals. By leveraging our service platform, we intend to capture market share rapidly within the fragmented veterinarian customer base of approximately 27,123 veterinary practices as of December 31, 2005.

Corporate accounts.    We have recently hired two corporate account sales representatives to solicit large, corporate customers for the production animal health products and companion animal health products that we distribute. We believe corporate account customers represent an attractive growth opportunity.

Dealer retail.    The dealer retail division distributes animal health products to tack, feed and animal health retailers that generally exist in rural areas with high animal populations. These retailers then resell these animal health products to individual animal owners and sub-scale production animal operators.

Manufacturers

We distribute more than 35,000 products sourced from over 1,500 manufacturers. We currently do not manufacture any of our products and are dependent on manufacturers for our supply of products. We believe we have access to leading brand name products in the product categories we serve. The manufacturers we purchase from include many large multi-national and domestic manufacturers of animal health products. While our manufacturers often have relationships with multiple distributors, our 10 largest manufacturers have been working with us for over 20 years.

We believe that effective purchasing is a key to maintaining our position as a leading provider of animal health care products. We regularly assess our purchasing needs and our manufacturers’ product offerings to obtain products at favorable prices. In addition, our ability to source products globally provides us with a greater selection of products that can be purchased at favorable prices. Smaller distributors often do not have the ability to access these overseas manufacturers. While we purchase products from many manufacturers and there are generally multiple manufacturers for most animal health product categories, we do have concentration of aggregate purchases with certain manufacturers. For our fiscal year ended June 30, 2006, our top manufacturer, Pfizer, supplied products that accounted for approximately 26.0% of our net sales and represents the only manufacturer that accounted for more than 10.0% of our net sales during this period. Our 10 largest manufacturers accounted for approximately 60.0% of our net sales for our fiscal year ended June 30, 2006.

There are two major types of transactions associated with the flow of products from our manufacturers, through us, to our customers. Traditional “buy/sell” transactions, which account for more than 99.0% of our business in fiscal 2006, involve the direct purchase of products by us from manufacturers, which we manage and store in our warehouses. A customer then places an order with us, and the order is then picked, packed, shipped and invoiced by us to our customer, followed by payment from our customer to us. On a limited basis, we also sell products to our customers under agency agreements with some of our manufacturers. Under this model, when we receive orders for products from the customer, we transmit the order to the manufacturer who then picks, packs and ships the products. In some cases our vendor invoices and collects payment from our customer, while in other cases we invoice and collect payment from our customer. We receive a commission payment for soliciting the order and for providing additional services.

Our livestock products agreement with Pfizer provides that we shall supply selected customers in the cattle and swine fields with Pfizer products. In return we are entitled to certain service fees and rebates. Pfizer is required to indemnify us against any third party claims for personal injury or property damage arising out of the distribution or sale of Pfizer products, except in certain circumstances, and any claims alleging that the Pfizer products are defective, except in certain limited situations. Pfizer also reserves the right to sell directly to our customers or any other party. The livestock products agreement has a one year term that expires on December 31, 2006 and may be terminated by either party with or without cause upon 30 days prior written notice. In addition, Pfizer may terminate the agreement upon 15 days prior written notice if we take any action that harms the goodwill of Pfizer.

We typically do not have long-term written agreements with our manufacturers. The written agreements that we have with our manufacturers generally provide for annual renewals, 30 to 90 day termination provisions and free on board destination shipping.

We collaboratively establish annual sales growth goals with a number of our manufacturers. Attainment of these goals may affect annual rebates with several of these manufacturers. Since many of our manufacturer rebates are based on a calendar year, historically the quarter ended December 31 has been our most significant quarter for recognition of rebates.

Product returns from our customers and to our manufacturers occur in the ordinary course of business. We extend our customers the same return of goods policies as are extended to us by our manufacturers. We do not believe that our operations will be adversely impacted due to the return of products.

Sales and marketing

Sales.    Our sales organization consists of presidents for each of our five primary customer groups (i.e. beef, dairy, poultry and swine, veterinarian and dealer), divisional/locational managers and sales force employees.

Our 68 distribution locations are organized along customer channels, each under the direction of a customer group president. We have a highly experienced and loyal sales force comprised of 328 employees (41 managers, 218 field sales representatives and 69 inside sales representatives). Each of our distribution locations employs one to 10 field sales representatives who service customers in their surrounding geographical areas on a weekly basis. Many members of our sales force have spent their entire careers in the animal health industry, providing an extensive knowledge base that distinguishes us from our competitors. Our sales force is highly specialized by customer market, and members of our sales force have been with us for an average of approximately nine years. Our annual field sales representative turnover has historically been approximately 13%.

We are focused on providing high-quality training for our sales force. Training entails program selling, territory management, pricing management and sales technique workshops. Additionally, our field sales representatives meet annually as a group at our national sales meeting where fiscal year results are reviewed, outlooks for the various markets and product categories are presented and best practices shared. Bi-annual and quarterly sales meetings are also held for markets (i.e. beef, dairy, poultry and swine) and individual locations, respectively.

We use various tools to evaluate and improve our performance. For example, our field sales representatives receive customized monthly Territory Performance Reports, which track detailed product sales, gross margins, budget variances and other marketing statistics. We also provide software applications and performance tracking tools to our sales force, such as Sales Pro, which is a proprietary, automated software package that allows our sales force to analyze product and pricing trends. We share sales information throughout the organization in the form of a scoreboard, which breaks down sales and gross profit by market, region and location. In addition, we publish monthly reports ranking various metrics and compiling best practices. Several “clubs” such as the Presidents Club are used to distinguish field sales representatives that achieve specific sales targets and maintain high organizational standards.

Marketing.    We have an extensive marketing organization. We maintain a dedicated marketing department consisting of 16 employees. Our five marketing managers each cover a specific customer group (beef, dairy, poultry/swine, veterinarian and dealer). These managers, together with the business group presidents, develop customized marketing programs to increase product sales and usage, manage loyalty programs, monitor supplier management programs and support manufacturers’ new product launches. Three graphic artists produce detailed product technical sheets, catalogs and promotional literature. Our dedicated proprietary brand manager devises marketing plans for our proprietary branded product lines. Finally, an e-commerce manager oversees the development of Internet product ordering platforms and tracking features.

Distribution model

We use a centralized procurement and distribution model whereby approximately 56% of the dollar volume of our customer purchases flow through our central replenishment and distribution facility in Memphis, Tennessee. The majority of the orders are delivered within one business day. From the Memphis facility, we then deliver products on a weekly basis to our 67 distribution locations.

Our centralized procurement and inventory management model provides us with several competitive advantages. We are able to effectively purchase large quantities of products, allowing all divisions, independent of size, to receive the lowest possible price. Furthermore, by having an organized purchasing strategy, versus the non-coordinated regional strategy employed by many competitors, we manage inventory more effectively and reduce working capital investment. We believe our procurement disciplines provide us with a gross margin advantage relative to our competitors. Our centralized model is highly scalable and allows us to increase order flow through the Memphis facility without costly buildouts of additional distribution facilities.

We expect our model to become an area of differentiation and believe it provides a competitive advantage in our companion animal operations. Our model enables overnight product delivery from our Memphis inventory center using third-party common-carrier delivery services, thereby satisfying veterinarians’ demands for rapid product delivery. As we expand our companion animal operations, we expect to achieve significant purchasing economies and working capital efficiencies relative to competitors given:

•	our strong relationships with leading manufacturers of animal health products;

•	our centralized procurement and distribution system that minimizes redundant purchases and inventories;

•	our ability to leverage our fixed cost base; and

•	our scalable infrastructure.

Information technology

We use a J.D. Edwards ERP information technology system. We have invested significant management resources in customizing the system for use across all of our divisions and have trained employees to utilize its functionality. Internally, we use the system for inventory management and product tracking. Purchasing managers can query the database to develop detailed product ordering and shipping histories, track ordering status and monitor product requests from field sales representatives. Managers and field sales representatives have access to real-time product data such as inventory quantities (both at our central replenishment and distribution facility and at individual distribution locations), upcoming shipments and timing of deliveries. The system tracks inventory turns at specific distribution locations allowing us to better manage the appropriate inventory level for each product at every distribution location. This enables us to move inventory from one distribution center to another as needed.

We also provide manufacturers with critical data. Traditionally, manufacturers tended to have difficulty tracking products after they had been shipped to distributors. Therefore, it was cumbersome for manufacturers to accurately assess customer demand and pricing thresholds. Using our information technology systems, we send daily updates to key manufacturers regarding product shipments, extensively detailing both end locations as well as product pricing. Understanding this information allows us to partner with manufacturers to develop customized supplier management programs that aid our manufacturers in effectively placing various products.

We believe our Internet platform is well-positioned to benefit from increased electronic ordering by our customer base. Our Internet ordering system is a user-friendly application that enables customers to review product descriptions, access customer-specific product pricing, view current vendor promotions, download detailed product usage history and place orders. While most customers choose to receive products on a weekly basis, we offer customized inventory programs that allow customers to easily maintain inventories for certain products. We ensure availability and immediate delivery of these products. Because of its accessibility and ease of use, we anticipate that veterinarians will increasingly use this electronic platform for direct product ordering, which we believe would increase the productivity of our sales force.

Competition

The distribution and manufacture of animal health products is highly competitive. We compete directly with both geographically diverse and regional, broad-line animal health products distributors, as well as companies that specialize in distributing primarily ethical drug products to veterinarians. Additionally, certain manufacturers compete through the direct marketing of products. We compete based on customer relationships, service and delivery, product selection, price and e-commerce capabilities. Some of our competitors, particularly those in the companion animal products market with bigger market share, have greater financial and other resources than we do. Most of our products are available from several sources, including other distributors and manufacturers, and our customers tend to have relationships with several distributors. In addition, our competitors could obtain exclusive rights to distribute certain products, eliminating our ability to distribute those products. Consolidation in the animal health products industry could result in existing competitors increasing their market share, which could give them greater pricing power, decrease our revenues and profitability, and increase the competition for customers. See “Risk factors—Risks related to our business—Consolidation in the animal health products industry may decrease our net sales and profitability.”

Our primary competitors, excluding manufacturers, include the following and other national, regional, local and specialty distributors: Butler Animal Health Supply, LLC, IVESCO, LLC (Iowa Veterinary Supply), Lextron, Inc., MWI Veterinary Supply, Inc., Professional Veterinary Products, Ltd., and Webster Veterinary Supply, a division of Patterson Companies, Inc.

The role of the animal health product distributor has changed dramatically during the last decade. Successful distributors are increasingly providing value-added services in addition to the products they traditionally provided. We believe that to remain competitive we must continue to add value to the distribution channel, while removing unnecessary costs associated with product movement.

Distribution of animal health products is often characterized as “ethical” and “over-the-counter,” commonly referred to as OTC, channels of product movement. Ethical distribution is defined as those sales of goods to licensed veterinarians for use in their professional practice. Many of these products are prescription and must be sold or prescribed by a licensed professional. OTC distribution is the movement of non-prescription goods to the animal owner and the end user. Many of these products are also purchased by the licensed veterinarian for professional use or for resale to their client. There are numerous ethical and OTC distribution companies operating throughout the United States and competition in the animal health products industry is intense. See “Risk factors—Risks related to our business—Our market is highly competitive. Failure to compete successfully could have a material adverse effect on our business, financial condition and results of operations.”

Trademarks and other intellectual property

Our success depends in part on our proprietary technology. We rely on our trademarks, trade names and brand names to distinguish our proprietary branded products and services from the products and services of our competitors. As of June 30, 2006, we have registered 45 and applied to register 44 additional trademarks. We also rely on unpatented proprietary technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. As of June 30, 2006, we owned one U.S. patent. This patent will expire in approximately nine years.

There are always risks that third parties may claim that we are infringing upon their intellectual property rights and we could be prevented from selling our products, or suffer significant litigation or licensing expenses as a result of these claims. See “Risk factors—Risks related to our business—If third parties claim that we infringe upon their intellectual property rights, our operating profits could be adversely affected.” In addition, third parties may infringe upon or design around our intellectual property rights, and we may expend significant resources enforcing our rights or suffer competitive injury with adverse effects on our business and results of operations. See “Risk factors—Risks related to our business—Our intellectual property rights may be inadequate to protect our business.”

Insurance and risk management

We purchase insurance to cover standard risks in our industry, including policies to cover general products liability, workers compensation, auto liability and other casualty and property risks. We do not, however, carry business interruption insurance. Therefore, we will not be compensated for certain losses that may occur as a result of a major disruption to our facilities. Our insurance rates are dependent upon our safety record as well as trends in the insurance industry. We also maintain workers’ compensation insurance and auto insurance policies that are retrospective in that the cost per year will vary depending on the frequency and severity of claims in the policy year.

We face an inherent risk of exposure to product liability claims in the event that, among other things, the use of products sold by us result in injury, such as the death of animals treated with our products. With respect to product liability coverage, we carry insurance coverage typical of our industry and product lines. Our coverage involves self-insured retentions with primary and excess liability coverage above the retention amount. For our non-proprietary products, we have the ability to refer claims to most of our manufacturers and their insurers to pay the costs associated with any claims arising from such manufacturer’s products. In most cases, our insurance covers such claims that are not adequately covered by a manufacturer’s insurance and provides for excess secondary coverage above the limits provided by our manufacturers.

We self-insure auto physical damage exposure risk and certain property and casualty risks due to our analysis of the risks, the frequency and severity of a loss and the cost of insurance for the risks. We believe that the amount of self-insurance is not significant and will not have an adverse impact on our performance. In addition, we may from time to time self-insure liability with respect to specific ingredients in products that we may sell.

Government regulation

Our manufacturers of pharmaceuticals, vaccines, parasiticides, insecticides and pesticides and certain controlled substances are typically regulated by federal agencies, such as FDA, USDA, EPA and DEA, as well as most similar state agencies. Therefore, we are subject, either directly or indirectly, to regulation by the same agencies. Most states and the DEA require us to be registered or otherwise keep a current permit or license to handle controlled substances. Manufacturers of vaccines are required by the FDA to comply with various storage and shipping criteria and requirements for vaccines. To the extent we distribute such products, we must comply with the same requirements, including, without limitation, the storage and shipping requirements for vaccines. In addition, we are subject to regulations by the Department of Transportation relating to the transportation of our products.

State boards of pharmacy require us to be licensed in their respective states for the sale and distribution of pharmaceutical products and medical devices within their jurisdictions. As a distributor of prescription pharmaceutical products, we are subject to the regulatory requirements of the FDA and regulatory requirements promulgated under the Prescription Drug Marketing Act (PDMA). The PDMA and FDA provide governance and authority to the states to provide minimum standards, terms and conditions for the licensing by state licensing authorities of persons who “engage” in wholesale distribution (as defined by each state regulatory agency) in interstate commerce of prescription drugs. With this authority, states require site-specific registrations for the parties that engage in the selling and/or physical distribution of pharmaceutical products within and into their state in the form of out-of-state registrations. Selling and/or distribution without the appropriate registrations may be subject to fines, penalties, misdemeanor or felony convictions, and/or seizure of the products involved.

Some states (as well as certain cities and counties) require us to collect sales taxes/use taxes on certain types of animal health products. We are also subject to laws governing our relationship with employees, including minimum wage requirements, overtime, working conditions and citizenship requirements. In addition, we are subject to additional regulations regarding our hiring practices because several federal, state and local governmental agencies are our customers.

We have implemented internal procedures to help ensure that we are in compliance with all statutes and regulations applicable to animal healthcare distribution, as well as other general health and safety laws and regulations, and that we possess all necessary permits and licenses required for the conduct of our business. See “Risk factors—Risks related to our business—If we fail to comply with or become subject to more onerous government regulations, our business could be adversely affected.”

Environmental

We are subject to environmental, health and safety laws and regulations concerning, among other things, air and wastewater discharges, the generation, handling, storage, transportation and disposal of pesticides, hazardous waste and toxic substances. Pursuant to some of these laws and regulations, we are required to obtain permits from governmental authorities for certain operations. We cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators.

We could also be responsible for costs incurred relating to contamination at our third party waste disposal sites or relating to damages incurred as a result of human exposure to such substances or other environmental damage caused by our operations or our disposal of waste. In addition, our past and present ownership or operation of real property that is contaminated with hazardous or toxic substances could also result in an obligation to perform or pay for a clean-up or other damages, regardless of whether we knew of or were responsible for such contamination. While we have incurred in the past, and expect to incur in the future, capital and other expenditures related to environmental compliance and remediation matters, we do not anticipate that such expenditures will have a material adverse effect on our capital expenditures, earnings or competitive position in the future. See “Risk factors—Risks related to our business—We are subject to significant environmental regulation and environmental compliance expenditures and liabilities.”

Employees

As of June 30, 2006, we had 811 employees across the United States. We have not experienced a shortage of qualified personnel in the past, and believe that we will be able to attract such employees in the future. None of our employees is a party to a collective bargaining agreement, and we consider our relations with our employees to be good.

Legal proceedings

We are involved in litigation from time to time in the ordinary course of our business. We are not currently involved in any outstanding litigation that we believe, individually or in the aggregate, will have a material adverse effect on our business, results of operations or financial condition.

The company is subject to a cease and desist order issued by the SEC. See “Management—Executive officers and directors—Supplemental disclosure.”

Properties

We conduct our operations out of 66 locations throughout the United States and two affiliated locations in Canada. Properties include distribution locations, retail locations, a central replenishment and distribution center and corporate headquarters. Distribution locations range in size from 4,000 to 65,000 square feet. Our central replenishment and distribution facility in Memphis, Tennessee, is comprised of two buildings totaling 89,000 square feet. We own 35 locations, with the remainder leased under varying lease terms, ranging in maturities from three to five years.

Management

Executive officers and directors

The following table sets forth information regarding our directors, executive officers and key employees, including their ages as of June 30, 2006.

Name	Age	Position

Executive Officers and Directors

James C. Robison	50	Chairman of the Board of Directors, President and Chief Executive Officer

Greg Eveland	48	Senior Vice President and Chief Operating Officer

Kathy C. Hassenpflug	53	Director of Human Resources

William F. Lacey	49	Senior Vice President and Chief Financial Officer

Damian Olthoff	31	General Counsel and Secretary

Michael Eisenson(1)(3)	50	Director

Mark Rosen(1)(2)	55	Director

Brandon White(2)(3)	33	Director

Other Key Employees

Brian N. Bagnall	59	Vice President—Information Systems

Allen R. Carmichael	48	Division President, Beef

Larry Delozier	46	Division President, Swine/Poultry

Mark Alan Gray	42	Vice President—Operations

Doug Harris	47	Division President, Dairy

Jon A. Kuehl	53	Division President, Dealer

Mark Middleton	46	Division President, Veterinary

Henry H. Moomaw, III	43	Vice President—Controller

Jeff Williams	42	Vice President—Marketing

(1)	Member of the nominating and corporate governance committee.

(2)	Member of the audit committee.

(3)	Member of the compensation committee.

James C. Robison Mr. Robison has served as our Chairman, President and Chief Executive Officer since 1997. Prior to joining us, Mr. Robison was an Executive Vice President, Chief Operating Officer and a director of General Medical Corporation. Mr. Robison holds a B.B.A. from the University of Texas and an M.A. from the University of Texas-Dallas.

Greg Eveland Mr. Eveland has been employed by us since 1991 and has served as our Chief Operating Officer since 2000. Mr. Eveland holds a B.A. from Vanderbilt University.

Kathy C. Hassenpflug Ms. Hassenpflug has served as our Director of Human Resources since November 1998. Ms. Hassenpflug holds a B.S. from the Virginia Polytechnic Institute and State University.

William F. Lacey Mr. Lacey has served as our Chief Financial Officer since 2003. Prior to joining us, Mr. Lacey was Vice President and Chief Financial Officer of Rawlings Sporting Goods Co., Inc. from 2000 to 2003. Mr. Lacey holds a B.S. from the University of Alabama.

Damian Olthoff Mr. Olthoff has served as our General Counsel and Secretary since 2005. Prior to joining us, Mr. Olthoff was Staff Counsel of TrinTel Communications, Inc. from 2001 to 2005. Mr. Olthoff holds a B.B.A. from the University of Missouri at Kansas City and a J.D. from the University of Missouri at Kansas City.

Michael Eisenson Mr. Eisenson has served as a director since June 2005. He co-founded Charlesbank Capital Partners LLC in 1998, and currently serves as Managing Director and Chief Executive Officer. Prior to joining Charlesbank Capital Partners LLC, Mr. Eisenson was the President of Harvard Private Capital Group. Mr. Eisenson is a member of the board of directors of Caliper Life Sciences, Inc., Playtex Products, Inc. and United Auto Group, Inc., the Executive Committee of the Dana-Farber Cancer Institute and the Berklee College of Music Board of Trustees. Mr. Eisenson holds a B.A. from Williams College and a J.D. and M.B.A. from Yale University.

Mark Rosen Mr. Rosen has served as a director since June 2005. He co-founded Charlesbank Capital Partners LLC in 1998, and currently serves as a Managing Director. Prior to joining Charlesbank Capital Partners LLC, Mr. Rosen was a Managing Director of Harvard Private Capital Group. Mr. Rosen holds a B.A. from Amherst College and a J.D. from Yale University.

Brandon White Mr. White has served as a director since June 2005. He has been employed by Charlesbank Capital Partners LLC since 1998, and currently serves as a Managing Director. Prior to joining Charlesbank Capital Partners, Mr. White was employed by Harvard Private Capital Group. Mr. White holds a B.A. from Brigham Young University.

Brian Bagnall Mr. Bagnall has served as our Vice President—Information Systems since 1999. Mr. Bagnall holds a B.B.A. and M.B.A. from the University of Texas at Arlington.

Allen R. Carmichael Mr. Carmichael has served as our Division President, Beef since 2000 and has been employed by us since 1976. Mr. Carmichael holds an associates degree from Garber City Community College.

Larry Delozier Mr. Delozier has been employed by us since 2002 and has served as our Division President, Swine/Poultry since July 2005. Prior to joining us, Mr. Delozier was the territory sales representative and operations manager of Wade Jones Company.

Mark Gray Mr. Gray has served as our Vice President—Operations since 1998. Mr. Gray holds a B.B.A. from Stephen Austin University.

Doug Harris Mr. Harris has served as our Division President, Dairy since 2000 and has been employed by us since 1981.

Jon Kuehl Mr. Kuehl has been employed by us since 1997 and has served as our Division President, Dealer since 2000. Mr. Kuehl holds a B.S. from the University of Wisconsin.

Mark Middleton Mr. Middleton has been employed by us since 1985 and has served as our Division President, Veterinary since 2000. Mr. Middleton holds a B.S. from Texas Tech University.

Henry H. Moomaw, III Mr. Moomaw has served as our Vice President—Controller since 1999. Mr. Moomaw holds a B.B.A. from Southern Methodist University.

Jeff Williams Mr. Williams has been employed by us since 1999 and has served as our Vice President—Marketing since 2002. Mr. Williams holds a degree in Animal Science from the University of Arkansas.

Supplemental disclosure

On June 28, 2006, the SEC announced the filing and simultaneous settlement of cease-and-desist proceedings against us and our Chief Executive Officer, James Robison, relating to our purchase of products from Virbac and the filing and simultaneous settlement of a civil action against Virbac Corporation and certain of its officers. The complaint alleged that from late 2000 through the first half of 2003, Virbac improperly reported inflated revenue relating to sales to certain of its distributors, including us. In particular, the SEC alleged that we caused Virbac to violate Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933, as amended, or the Securities Act, and Section 13(a) and 13(b) of the Exchange Act, and alleged that we caused similar violations by Virbac employees, by participating in transactions intended to help Virbac inflate its revenues and thereby achieve its sales and income targets. In two of the three relevant transactions, we were contractually restricted from selling Virbac’s products at the time we made the purchases due to our agreement with another manufacturer. However, we purchased the Virbac products with the intent of selling them after our agreement with the third-party manufacturer was terminated. Upon termination of that third-party agreement, we sold all of these products. In the third transaction, Virbac shipped products to us that we intended to sell to a third party. That third party did not purchase the products and we eventually returned the products to Virbac. The practice of returning unsold merchandise to manufacturers for replacement products or credit is standard in our industry. In the settled cease-and-desist proceedings (in which we and Mr. Robison neither admitted nor denied the SEC’s findings), we and Mr. Robison consented to an SEC order to cease and desist from committing or causing any violation and any future violation of certain antifraud provisions set forth in Section 17(a) of the Securities Act, violation of the Exchange Act’s reporting, recordkeeping and internal accounting controls provisions, and violation of the Exchange Act’s financial record falsification and internal accounting controls circumvention prohibitions, set forth in Sections 13(a) and 13(b) of the Exchange Act and the rules and regulations thereunder. In connection with the settlement, Mr. Robison paid a $50,000 fine to the SEC.

Board of directors

We currently have four directors, each of whom was elected as a director under board composition provisions of a stockholders agreement or our certificate of incorporation. The board composition provisions of the stockholders agreement and our certificate of incorporation will be terminated upon the closing of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

Following the offering, the board of directors will be divided into three classes with members of each class of directors serving for staggered three-year terms. The board of directors will consist of two Class I directors (currently James C. Robison and Michael Eisenson), one Class II director (currently Mark Rosen) and one Class III director (currently Brandon White), whose initial terms will expire at the annual meetings of stockholders held in 2007, 2008 and 2009, respectively. Our classified board could have the effect of making it more difficult for a third party to acquire control of us. See “Risk factors—Risks related to the common stock, the offering and our capital structure—Provisions in our certificate of incorporation and by-laws may deter third parties from acquiring us.” Within twelve months of the effective date of the registration statement of which this prospectus is a part, we intend to expand the board of directors and elect additional directors, all of whom will not be officers or employees of the Company, and all of whom will be independent as defined under the rules of the Nasdaq Global Market. The first of these directors shall join the board of directors prior to the effective date, and the second of these directors shall join the board of directors within 90 days of the effective date.

James C. Robison, our President and Chief Executive Officer, serves as the Chairman of our board of directors.

Board committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and functioning of all of our committees complies with the rules of the SEC and the Nasdaq Global Market that are currently applicable to us and we intend to comply with additional requirements to the extent that they become applicable to us.

Audit committee.    Brandon White and Mark Rosen currently serve on the audit committee. Mr. Rosen serves as the Chairman of the audit committee. The audit committee’s responsibilities include, but are not limited to:

•	appointing, approving the compensation of, and assessing the independence of our independent auditor, KPMG LLP;

•	overseeing the work of our independent auditor, including through the receipt and consideration of certain reports from the independent auditor;

•	resolving disagreements between management and our independent auditor;

•	pre-approving all auditing and permissible non-audit services (except de minimis non-audit services), and the terms of such services, to be provided by our independent auditor;

•	reviewing and discussing with management and the independent auditors our annual and quarterly financial statements and related disclosures;

•	coordinating the oversight of our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing our risk management policies;

•	establishing policies regarding hiring employees from the independent auditor and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our independent auditors and management; and

•	preparing the audit committee report required by SEC rules to be included in our proxy statements.

Our board of directors has determined that each of our audit committee members qualifies as an “audit committee financial expert” as defined under the Exchange Act and the applicable rules of the Nasdaq Global Market. In making its determination, our board considered the nature and scope of the experiences and responsibilities Messrs. Rosen and White have previously had with reporting companies. Neither of the current members are “independent” for audit committee purposes under the applicable rules of the Nasdaq Global Market and the SEC. As required by applicable rules, within twelve months of the effective date of the registration statement, of which this prospectus is a part, Messrs. Rosen and White will resign from the audit committee and will be replaced by “independent” directors. A new “independent” director shall join the audit committee prior to the effective date, a second “independent” director shall join within 90 days of the effective date, and a third “independent” director shall join within twelve months of the effective date.

Compensation committee. Michael Eisenson and Brandon White currently serve on the compensation committee. Mr. Eisenson serves as the Chairman of the compensation committee. The compensation committee’s responsibilities include, but are not limited to:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

•	evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and determining the compensation of our Chief Executive Officer;

•	determining the compensation of our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our incentive-based compensation plans and equity-based compensation plans; and

•	reviewing and making recommendations to the board with respect to director compensation.

Nominating and corporate governance committee. Michael Eisenson and Mark Rosen currently serve on the nominating and corporate governance committee. Mr. Eisenson serves as the Chairman of the nominating and corporate governance committee. The nominating and corporate governance committee’s responsibilities include, but are not limited to:

•	developing and recommending to the board criteria for board and committee membership;

•	establishing procedures for identifying and evaluating director candidates including nominees recommended by stockholders;

•	identifying individuals qualified to become board members;

•	establishing procedures for stockholders to submit recommendations for director candidates;

•	recommending to the board the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board a set of corporate governance guidelines; and

•	overseeing the evaluation of the board and management.

Director compensation

Directors who are also our employees receive no additional compensation for their services as directors. Upon completion of this offering, each non-employee director will be entitled to

receive an annual fee from us of $            . In addition, we will pay our non-employee directors a fee of $             for each in-person board of directors meeting they attend and $             for each telephonic board of directors meeting they attend. The chairperson of our audit committee will be entitled to receive an additional annual fee of $            , and the chairperson of our compensation committee will be entitled to receive an additional annual fee of $            . We will also reimburse non-employee directors for reasonable expenses incurred in connection with attending board of directors and committee meetings. Our directors who are affiliated with Charlesbank Capital Partners LLC will assign the compensation they receive from us to Charlesbank Capital Partners LLC or an affiliated investment fund.

Pursuant to the terms of the 2006 Option Plan, as described below, directors will be permitted to defer all, or a portion, of their director compensation fees. All deferred fees will be converted to stock units based on the fair market value of shares of our common stock on the date the fees would otherwise be paid. The units are typically settled in shares in a lump sum when the director resigns from the board of directors.

Upon election to the board of directors, non-employee directors are granted              shares of restricted stock, which vest in equal installments over          years. Additional grants to our non-employee directors will be made every          years. The vesting of these shares of restricted stock accelerates upon a change of control of the Company.

Compensation committee interlocks and insider participation

None of our executive officers serves as a member of the compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our compensation committee. During fiscal 2006 and part of fiscal 2007, James Robison, our President and Chief Executive Officer, was a member of our compensation committee.

Executive officers

Each of our executive officers has been elected by our board of directors and serves until his or her successor is duly elected and qualified.

Executive compensation

The following summarizes the compensation earned during fiscal 2006 by our Chief Executive Officer and our four other most highly compensated executive officers who were serving as executive officers as of June 30, 2006 and whose total compensation exceeded $100,000. We refer to these individuals as our “named executive officers.”

Summary compensation table

		Annual compensation		All other compensation(1)
Name and principal position	Year	Salary	Bonus

James C. Robison	2006	$350,000	$545,000	$7,110
Chairman and Chief Executive Officer
Greg Eveland	2006	225,000	272,500	6,678
Sr. Vice President and Chief Operating Officer
William F. Lacey	2006	225,540	267,500	124,923
Sr. Vice President and Chief Financial Officer
Kathy Hassenpflug	2006	81,458	35,800	1,500
Director of Human Resources
Damian Olthoff(2)	2006	83,282	36,440	2,700
General Counsel

(1)	“Other” compensation consists of matching contributions to our 401(k) plan, insurance premiums paid by us and relocation costs paid on behalf of or reimbursed to Mr. Lacey. The following table shows the amount of each category of “other” compensation received by each named executive officer in the fiscal year ended June 30, 2006:

Name	Car allowance	401(k) contribution	Insurance premiums	Relocation

James C. Robison	$4,800	$1,500	$810	$—
Greg Eveland	4,800	1,500	378	—
William F. Lacey	4,800	1,500	630	117,993
Kathy Hassenpflug	—	1,500	—	—
Damian Olthoff	1,200	1,500	—	—

(2)	Mr. Olthoff was hired in August 2005.

Option grants in last fiscal year

There were no individual grants of stock options to any of the named executive officers during fiscal 2006.

Option exercises in last fiscal year and fiscal year-end option values

None of our named executive officers or directors exercised or held any options during fiscal 2006 or exercised options to date in fiscal 2007.

Employee benefit plans

Amended and Restated 2005 Stock Option and Grant Plan

Our Amended and Restated 2005 Stock Option and Grant Plan, or 2005 Option Plan, was adopted by our board of directors and approved by our stockholders in September 2005. We reserved 90,000 shares of our series A preferred stock and 4,700,000 shares of our common stock for the issuance of awards under the 2005 Option Plan. As of June 30, 2006, 30,629 of the shares of our series A preferred stock and 1,213,130 shares of our common stock were available for issuance.

The 2005 Option Plan is administered by our compensation committee or by our board of directors. The administrator of the 2005 Option Plan has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2005 Option Plan.

The 2005 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, restricted stock awards and unrestricted stock awards to officers, employees, directors, consultants and other key persons. Stock options granted under the 2005 Option Plan have a maximum term of 10 years from the date of grant and incentive stock options have an exercise price of no less than the fair market value of the common stock on the date of grant. Restricted stock awards vest either in equal annual installments over a period of five years or upon the achievement of certain investor return milestones.

All shares of vested restricted stock issued under the 2005 Option Plan and subject to time-based vesting will no longer be subject to a repurchase right upon the consummation of our initial public offering. If a “sale event” is deemed to have occurred in connection with the consummation of our initial public offering or at any time thereafter, all shares of unvested restricted stock issued under the 2005 Stock Plan and subject to time-based vesting will no longer be subject to a repurchase right. We anticipate that all shares of restricted stock issued under the 2005 Option Plan and subject to performance-based vesting will no longer be subject to a repurchase right upon the consummation of our initial public offering.

In the event of a merger, sale or dissolution of the Company, any transaction resulting in the holder of the Company’s outstanding stock holding less than a majority of the Company’s outstanding stock following such transaction, or a similar “sale event,” all awards will terminate upon the consummation of the “sale event,” unless the parties to the transaction, in their discretion, provide for appropriate substitutions or assumptions of outstanding awards. The 2005 Option Plan shall also automatically terminate upon the consummation of the “sale event,” unless the parties, in their sole discretion, provide otherwise.

In connection with the adoption of our 2006 Option Plan, which is discussed in detail below, our board of directors determined not to grant any further awards under the 2005 Option Plan.

2005 Stock Option and Grant Plan—California

Our 2005 Stock Option and Grant Plan—California, or 2005 Option Plan—California, was adopted by our board of directors and approved by our stockholders in September 2005. We reserved 10,000 shares of our series A preferred stock and 300,000 shares of our common stock for the issuance of awards to our California employees under the 2005 Option Plan—California. As of June 30, 2006, 5,592 of the shares of our series A preferred stock and 100,000 shares of our common stock were available for issuance.

The 2005 Option Plan—California is administered by our compensation committee or by our board of directors. The administrator of the 2005 Option Plan—California has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2005 Option Plan—California.

The 2005 Option Plan—California permits us to make grants of incentive stock options, non-qualified stock options, restricted stock awards and unrestricted stock awards to officers, employees, directors, consultants and other key persons. Stock options granted under the 2005 Option Plan—California have a maximum term of 10 years from the date of grant and incentive stock options have an exercise price of no less than the fair market value of the common stock on the date of grant. Restricted stock awards vest either in equal annual installments over a period of five years or upon the achievement of certain investor return milestones.

All shares of vested restricted stock issued under the 2005 Option Plan—California and subject to time-based vesting will no longer be subject to a repurchase right upon the consummation of our initial public offering. If a “sale event” is deemed to have occurred in connection with the consummation of our initial public offering or at any time thereafter, all shares of unvested restricted stock issued under the 2005 Option Plan—California and subject to time-based vesting will no longer be subject to a repurchase right. We anticipate that all shares of restricted stock issued under the 2005 Option Plan—California and subject to performance-based vesting will no longer be subject to a repurchase right upon the consummation of our initial public offering.

In the event of a merger, sale or dissolution of the Company, or a similar “sale event,” all awards will terminate upon the consummation of the “sale event,” unless the parties to the transaction, in their discretion, provide for appropriate substitutions or assumptions of outstanding awards. The 2005 Option Plan—California shall also automatically terminate upon the consummation of the “sale event,” unless the parties, in their sole discretion, provide otherwise.

In connection with the adoption of our 2006 Option Plan, which is discussed in detail below, our board of directors determined not to grant any further awards under the 2005 Option Plan—California.

2006 Stock Option and Incentive Plan

Our 2006 Stock Option and Incentive Plan, or 2006 Option Plan, was adopted by our board of directors and approved by our stockholders in            , 2006. The 2006 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, unrestricted stock awards, and dividend equivalent rights. We reserved              shares of our common stock for the issuance of awards under the 2006 Option Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares that are forfeited or canceled from awards under the 2006 Option Plan also will be available for future awards. No awards have been granted under the 2006 Option Plan.

The 2006 Option Plan is administered by either a committee of at least two non-employee directors, or by our full board of directors. The administrator of the 2006 Option Plan has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2006 Option Plan.

All full-time and part-time officers, employees, non-employee directors and other key persons (including consultants and prospective employees) are eligible to participate in the 2006 Option Plan, subject to the discretion of the administrator. There are certain limits on the number of

awards that may be granted under the 2006 Option Plan. For example, no more than              shares of stock may be granted in the form of stock options or stock appreciation rights to any one individual during any one-calendar-year period.

The exercise price of stock options awarded under the 2006 Option Plan may not be less than the fair market value of the common stock on the date of the option grant and the term of each option may not exceed 10 years from the date of grant. The administrator will determine at what time or times each option may be exercised and, subject to the provisions of the 2006 Option Plan, the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised.

To qualify as incentive options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders. No incentive stock option awards may be granted under the 2006 Option Plan after             , 2016.

Stock appreciation rights may also be granted under our 2006 Option Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof. The exercise price of stock appreciation rights granted under our 2006 Option Plan may not be less than the fair market value of our common stock on the date of grant.

Restricted stock may also be granted under our 2006 Option Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any recipient. The administrator may impose whatever vesting conditions it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Automatic grants of restricted stock are made to our non-employee directors under the 2006 Option Plan. Each non-employee director will automatically be granted, upon his or her election to the board,              shares of restricted stock, which will vest in equal installments over              years. Additional grants to our non-employee directors in amounts to be determined will be made every              years. The administrator also may make discretionary grants of restricted stock to non-employee directors.

Deferred and unrestricted stock awards may also be granted under our 2006 Option Plan. Deferred stock awards are units entitling the recipient to receive shares of stock paid out on a deferred basis, and subject to such restrictions and conditions, as the administrator shall determine. Certain grantees, including directors, will be permitted to defer their compensation and receive deferred stock awards in lieu of current cash compensation. All deferred compensation will be structured to meet the requirements of Section 409A of the Internal Revenue Code. Our 2006 Option Plan also gives the administrator discretion to grant stock awards free of any restrictions.

Dividend equivalent rights may be granted under our 2006 Option Plan. Dividend equivalent rights are awards entitling the grantee to current or deferred payments equal to dividends on a specified number of shares of stock. Dividend equivalent rights may be settled in cash or shares and subject to other conditions, as the administrator shall determine.

In the event of a merger, sale or dissolution of the Company, or a similar “sale event,” all stock options and stock appreciation rights granted under the 2006 Option Plan will automatically become fully exercisable and all other awards granted under the 2006 Option Plan will become fully vested and non-forfeitable. In addition, upon the effective time of any such sale event, the 2006 Option Plan and all awards will terminate unless the parties to the transaction, in their discretion, provide for appropriate substitutions or assumptions of outstanding awards.

Our board of directors may amend or discontinue the 2006 Option Plan at any time and the administrator may amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose. No such amendment may adversely affect the rights under any outstanding award without the holder’s consent. Other than in the event of a necessary adjustment in connection with a change in our stock or a merger or similar transaction, the administrator may not “reprice” or otherwise reduce the exercise price of outstanding stock options. Further, amendments to the 2006 Option Plan will be subject to approval by our stockholders if the amendment (1) increases the number of shares available for issuance under the 2006 Option Plan, (2) expands the types of awards available under, the eligibility to participate in, or the duration of, the plan, (3) materially changes the method of determining fair market value for purposes of the 2006 Option Plan, (4) is required by the Nasdaq Global Market rules or (5) is required by the Internal Revenue Code to ensure that incentive options are tax-qualified.

Agreements with executive officers

On June 30, 2005, we entered into an amended employment agreement with our Chief Executive Officer, James C. Robison. The term of his employment is indefinite unless either party terminates pursuant to the terms and conditions of the agreement. Mr. Robison’s agreement calls for the payment of $350,000 in annual base salary, subject to increases approved by our board of directors. Mr. Robison was awarded a performance bonus of $545,000 as a result of our performance in fiscal year 2006. Mr. Robison’s bonuses in subsequent years of employment will be determined by our board of directors based upon our performance and other individual performance milestones to be determined by the board.

Mr. Robison’s agreement provides standard insurance and retirement benefits and an automobile allowance of $500 per month. The agreement also provides for severance payments in the event his employment with us is terminated as a result of his death or disability. In addition, in the case of termination by Mr. Robison for good reason, or by us without cause, he will receive his full base salary for the following 12 months. Additionally, we will continue to pay the premium cost of the life and long term disability insurance, group medical and dental plans for 12 months, provided that Mr. Robison is entitled to continue such participation under applicable law and plan terms.

Additionally, under the terms of Mr. Robison’s agreement, he agreed not to compete with us for a period ending one year following the termination of his employment with us for any reason. Finally, Mr. Robison agreed to refrain from hiring, attempting to hire or soliciting any of our employees and soliciting or encouraging our clients to terminate or diminish their relationship with us for a period of two years following the termination of his employment with us for any reason.

In connection with his employment, Mr. Robison was entitled to purchase 1,311,530 restricted shares of our common stock. Approximately half of these restricted shares vest in equal annual installments over a five year period and the other half vest upon the achievement of certain investor return milestones. Upon the consummation of this offering our repurchase right with respect to all of Mr. Robison’s vested shares subject to time-based vesting will terminate and we anticipate that our repurchase right with respect to all of Mr. Robison’s shares subject to performance-based vesting will terminate. If a “sale event” is deemed to have occurred upon the consummation of this offering, all of Mr. Robison’s shares subject to time-based vesting will immediately vest. If Mr. Robison is terminated without cause, he terminates his employment for good reason or his employment is terminated due to death or disability, any unvested shares are subject to our option to repurchase such shares at the original per share purchase price. If Mr. Robison is terminated with cause or he terminates his employment without good reason, any unvested shares are subject to our option to repurchase such shares at the lower of the original per share purchase price or the fair market value of such shares. The restricted shares purchased by Mr. Robison are subject to certain transfer restrictions. These transfer restrictions terminate upon the closing of this offering to the extent such restricted shares vest.

On June 30, 2005, we entered into an amended employment agreement with our Chief Operating Officer, Greg Eveland. The term of his employment is indefinite unless either party terminates pursuant to the terms and conditions of the agreement. Mr. Eveland’s agreement calls for the payment of $225,000 in annual base salary, subject to increases approved by our board of directors. Mr. Eveland was awarded a performance bonus of $272,500 as a result of our performance in fiscal year 2006. Mr. Eveland’s bonuses in subsequent years of employment will be determined by our board of directors based upon our performance and other individual performance milestones to be determined by the board.

Mr. Eveland’s agreement provides standard insurance and retirement benefits and an automobile allowance of $500 per month. The agreement also provides for severance payments in the event his employment with us is terminated as a result of his death or disability. In addition, in the case of termination by Mr. Eveland for good reason, or by us without cause, he will receive his full base salary for the following 12 months. Additionally, we will continue to pay the premium cost of group medical and dental plans for 12 months, provided that Mr. Eveland is entitled to continue such participation under applicable law and plan terms. Additionally, under the terms of Mr. Eveland’s agreement, he agreed not to compete with us for a period ending one year following the termination of his employment with us for any reason. Finally, Mr. Eveland agreed to refrain from hiring, attempting to hire or soliciting any of our employees and soliciting or encouraging our clients to terminate or diminish their relationship with us for a period of two years following the termination of his employment with us for any reason.

In connection with his employment, Mr. Eveland was entitled to purchase 637,030 restricted shares of our common stock. Approximately half of these restricted shares vest in equal annual installments over a five year period and the other half vest upon the achievement of certain investor return milestones. Upon the consummation of this offering our repurchase right with respect to all of Mr. Eveland’s vested shares subject to time-based vesting will terminate and we anticipate that our repurchase right with respect to all of Mr. Eveland’s shares subject to performance-based vesting will terminate. If a “sale event” is deemed to have occurred upon the consummation of this offering, all of Mr. Eveland’s shares subject to time-based vesting will immediately vest. If Mr. Eveland is terminated without cause, he terminates his employment for good reason or his employment is terminated due to death or disability, any unvested shares are subject to our option to repurchase such shares at the original per share purchase price. If Mr. Eveland is terminated with cause or he terminates his employment without good reason, any unvested shares are subject to our option to repurchase such shares at the lower of the original per share purchase price or the fair market value of such shares. The restricted shares purchased by Mr. Eveland are subject to certain transfer restrictions. These transfer restrictions terminate upon the closing of this offering to the extent such restricted shares vest.

On June 30, 2005, we entered into an amended employment agreement with our Chief Financial Officer, William F. Lacey. The term of his employment is indefinite unless either party terminates pursuant to the terms and conditions of the agreement. Mr. Lacey’s agreement calls for the payment of $225,000 in annual base salary, subject to increases approved by our board of directors. Mr. Lacey was awarded a performance bonus of $267,500 as a result of our performance in fiscal year 2006. Mr. Lacey’s bonuses in subsequent years of employment will be determined by our board of directors based upon our performance and other individual performance milestones to be determined by the board.

Mr. Lacey’s agreement provides standard insurance and retirement benefits and an automobile allowance of $500 per month. The agreement also provides for severance payments in the event his employment with us is terminated as a result of his death or disability. In addition, in the case of termination by Mr. Lacey for good reason, or by us without cause, he will receive his full base salary for the following 12 months. Additionally, we will continue to pay the premium cost of group medical and dental plans for 12 months, provided that Mr. Lacey is entitled to continue such participation under applicable law and plan terms. Additionally, under the terms of Mr. Lacey’s agreement, he agreed not to compete with us for a period ending one year following the termination of his employment with us for any reason. Finally, Mr. Lacey agreed to refrain from hiring, attempting to hire or soliciting any of our employees and soliciting or encouraging our clients to terminate or diminish their relationship with us for a period of two years following the termination of his employment with us for any reason.

In connection with his employment, Mr. Lacey was entitled to purchase 599,560 restricted shares of our common stock. Approximately half of these restricted shares vest in equal annual installments over a five year period and the other half vest upon the achievement of certain investor return milestones. Upon the consummation of this offering our repurchase right with respect to all of Mr. Lacey’s vested shares subject to time-based vesting will terminate and we anticipate that our repurchase right with respect to the vested portion of Mr. Lacey’s shares subject to performance-based vesting will terminate. If a “sale event” is deemed to have occurred upon the consummation of this offering, all of Mr. Lacey’s shares subject to time-based vesting will immediately vest. If Mr. Lacey is terminated without cause or if he terminates his employment for good reason, any unvested shares are subject to our option to repurchase such shares at the original per share purchase price. If Mr. Lacey is terminated without cause, he terminates his employment for good reason or his employment is terminated due to death or disability, any unvested shares are subject to our option to repurchase such shares at the lower of the original per share purchase price or the fair market value of such shares. The restricted shares purchased by Mr. Lacey are subject to certain transfer restrictions. These transfer restrictions terminate upon the closing of this offering to the extent such restricted shares vest.

On April 1, 2006, we entered into an employment agreement with our General Counsel, Damian Olthoff. The term of his employment is indefinite unless either party terminates pursuant to the terms and conditions of the agreement. Mr. Olthoff’s agreement calls for the payment of $110,000 in annual base salary, subject to increases approved by our board of directors.

Mr. Olthoff was awarded a performance bonus of $16,440 as a result of our performance in fiscal year 2006. Mr. Olthoff’s bonuses in subsequent years of employment will be determined by our board of directors based upon our performance and other individual performance milestones to be determined by the board.

Mr. Olthoff’s agreement provides standard insurance and retirement benefits and an automobile allowance of up to $500 per month. The agreement also provides for severance payments in the event his employment with us is terminated as a result of his disability. In addition, in the case of termination by Mr. Olthoff for good reason, or by us without cause, he will receive his full base salary and automobile allowance for the following 6 months. Additionally, we will continue to pay the premium cost of group medical and dental plans for 6 months, provided that Mr. Olthoff is entitled to continue such participation under applicable law and plan terms. Additionally, Mr. Olthoff is eligible to receive total severance compensation of at least $100,000, less any pre-tax income realized by Mr. Olthoff as a result of the sale or transfer of any shares of our capital stock held by Mr. Olthoff, in connection with termination by us without cause or by Mr. Olthoff with good reason if such termination occurs within 12 months of a change in control. Additionally, under the terms of Mr. Olthoff’s agreement, he agreed not to compete with us for a period ending one year following the termination of his employment with us for any reason. Finally, Mr. Olthoff agreed to refrain from hiring, attempting to hire or soliciting any of our employees and soliciting or encouraging our clients to terminate or diminish their relationship with us for a period of two years following the termination of his employment with us for any reason.

Limitation of liability and indemnification

As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and by-laws to be in effect at the closing of this offering that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our by-laws provide that:

•	we will indemnify our directors, executive officers and, in the discretion of our board of directors, employees to the fullest extent permitted by the Delaware General Corporation Law; and

•	we will advance expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to executive officers and employees, in connection with legal proceedings, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and executive officers. These agreements provide that we will indemnify these directors and executive officers to the fullest extent permitted by law and our certificate of incorporation and by-laws, and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or officers of the Company, or persons controlling the Company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Certain transactions

General

Michael Eisenson, one of our directors, is a Managing Director and Chief Executive Officer of Charlesbank Capital Partners LLC, and Mark Rosen and Brandon White, each of whom serves on our board of directors, are Managing Directors of Charlesbank Capital Partners LLC. James Robison and Greg Eveland have commitments to invest $1,000,000 and $500,000, respectively, in Charlesbank Equity Fund VI, Limited Partnership, a fund affiliated with Charlesbank Capital Partners LLC.

The Charlesbank transaction

On June 30, 2005, Charlesbank, in conjunction with the existing management team, acquired all of the outstanding stock of Animal Health International, Inc. In connection with the acquisition, we entered into a management and advisory services agreement with Charlesbank Capital Partners LLC. See “Certain transactions—Management and advisory services agreement.”

Cash dividend

In January 2006, we paid an aggregate cash dividend of approximately $0.9 million to the holders of shares of our preferred stock, including $0.8 million to Charlesbank. In September 2006, we paid an aggregate cash dividend of $53.3 million to the holders of shares of our preferred stock, including $46.9 million to Charlesbank and the following amounts to the following executive officers: $3.0 million to James Robison, $1.4 million to Greg Eveland and $0.8 million to William Lacey. In September 2006, we also paid an aggregate cash dividend of approximately $1.2 million to the holders of shares of our common stock, including $0.9 million to Charlesbank and the following amounts to the following executive officers: $0.1 million to James Robison and $0.1 million to Greg Eveland.

Charter amendment

In September 2006, our stockholders committed to file an amendment to our certificate of incorporation that will become effective and is conditioned upon the closing of any initial public offering prior to April 30, 2007 and which will provide that all shares of our preferred stock will immediately convert on a 1-for-10 basis into shares of our common stock.

Stockholders agreement

In connection with the investment in us by Charlesbank, we entered into a stockholders agreement, dated as of June 29, 2005, with Charlesbank and others, including Messrs. Robison, Eveland and Lacey, each of whom is an executive officer. The stockholders agreement contains rights of first refusal and co-sale, drag-along rights, preemptive rights, voting obligations relating to board obligations and piggyback registration rights. The stockholders agreement also enables Charlesbank to require all of the other current stockholders to participate in a sale event in which it elects to participate. The parties to the stockholders agreement intend to terminate the agreement effective upon the closing of this offering.

Registration rights agreement

Charlesbank and others, including Messrs. Robison, Eveland and Lacey, each of whom is an executive officer of the Company, are parties to a registration rights agreement that becomes effective upon the termination of the stockholders agreement described above. The registration rights agreement contains demand and piggyback registration rights. Pursuant to the registration rights agreement, under certain circumstances these stockholders are entitled to require us to register their shares of common stock under the Securities Act for resale. See “Description of capital stock—Registration rights.”

Indemnification and employment agreements

We have agreed to indemnify our directors and officers in certain circumstances. See “Management—Limitation of liability and indemnification.” We have also entered into employment agreements and non-competition agreements with our executive officers. See “Management—Agreements with executive officers.”

Management and advisory services agreement

Effective June 30, 2005, we entered into an agreement with Charlesbank Capital Partners LLC for the provision of management and advisory services. The agreement continues until terminated by mutual consent of both parties. We paid Charlesbank Capital Partners LLC approximately $664,000 and $575,000, for the years ended June 30, 2006 and 2005, respectively. The payments included management and advisory service fees as well as reimbursement for out-of-pocket expenses. We have agreed with Charlesbank Capital Partners LLC to terminate this agreement effective upon the closing of this offering. In connection with this termination, we have agreed to pay Charlesbank Capital Partners LLC approximately $                         for management and advisory services provided in fiscal 2007 and reimbursement for out-of-pocket expenses.

Debt

In connection with our sale of treasury stock during the year ended June 30, 1999, to members of our senior management, we received a note from Mr. Eveland in the amount of $123,029. The note was paid in full concurrent with Charlesbank’s acquisition of the Company on June 30, 2005.

Principal and selling stockholders

The following table sets forth information with respect to the beneficial ownership of our common stock, as of June 30, 2006, and as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each beneficial owner of more than 5% of our outstanding common stock;
•	each of our named executive officers;
•	each of our directors;
•	all of our executive officers and directors as a group; and
•	the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of June 30, 2006 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Ownership calculations below are based on 24,921,180 shares outstanding as of June 30, 2006, which assumes the conversion of all outstanding shares of our series A preferred stock, into an aggregate of 21,224,310 shares of common stock that will occur immediately prior to the completion of this offering.

We have granted to the underwriters the option to purchase up to an additional              shares of common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus if the underwriters sell more than              shares of common stock in this offering. Information in the following table assumes that the underwriters do not exercise their option to purchase additional shares.

	Beneficial Ownership Prior to Offering		Shares Sold Pursuant to Offering	Beneficial Ownership After Offering
Name and Address of Beneficial Owner(1)	Shares Beneficially Owned	Percentage		Shares Beneficially Owned	Percentage
Charlesbank Funds(2)	19,032,620	76.4%			%
James C. Robison	2,383,930	9.6	—	2,383,930
W. Greg Eveland	1,135,250	4.6	—	1,135,250
Kathy Hassenpflug	34,470	*	—	34,470	*
William F. Lacey	867,660	3.5	—	867,660
Damian Olthoff	10,000	*	—	10,000	*
Michael Eisenson(3)	19,032,620	76.4
Mark Rosen(4)	19,032,620	76.4
Brandon White(5)	19,032,620	76.4
All executive officers and directors as a group (8 persons)	23,463,930	94.1%			%

*	Represents less than 1% of the outstanding shares of common stock.

(1)	Except as otherwise indicated, addresses are c/o Animal Health International, Inc., 7 Village Circle, Suite 200, Westlake, TX 76262. The address of Charlesbank Capital Partners LLC, Mr. Eisenson, Mr. Rosen and Mr. White is c/o Charlesbank Capital Partners LLC, 200 Clarendon Street, 54th Floor, Boston, MA 02116.

(2)	Amounts shown reflect the aggregate number shares of common stock held by Charlesbank Equity Fund VI, Limited Partnership, CB Offshore Equity Fund VI, L.P., Charlesbank Equity Coinvestment Fund VI, Limited Partnership, and Charlesbank Coinvestment Partners, Limited Partnership (collectively, the “Charlesbank Funds”). Investment and voting control of the Charlesbank Funds is held by Charlesbank Capital Partners LLC.

(3)	Mr. Eisenson is a Managing Director and Chief Executive Officer of Charlesbank Capital Partners LLC and may be considered to have beneficial ownership of Charlesbank’s interest in us. Mr. Eisenson disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein. Mr. Eisenson has been a member of our board of directors since June 2005. See note 2 above.

(4)	Mr. Rosen is a Managing Director of Charlesbank Capital Partners LLC and may be considered to have beneficial ownership of Charlesbank’s interest in us. Mr. Rosen disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein. Mr. Rosen has been a member of our board of directors since June 2005. See note 2 above.

(5)	Mr. White is a Managing Director of Charlesbank Capital Partners LLC and may be considered to have beneficial ownership of Charlesbank’s interest in us. Mr. White disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein. Mr. White has been a member of our board of directors since June 2005. See note 2 above.

Description of capital stock

General

Upon completion of this offering, our authorized capital stock will consist of              shares of common stock, par value $0.01 per share, and              shares of undesignated preferred stock, par value $0.01 per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated by-laws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated by-laws as our by-laws.

As of June 30, 2006, there were 3,696,870 shares of our common stock outstanding held by 135 stockholders of record and 2,122,431 shares of our series A preferred stock outstanding held by 43 stockholders of record, and no outstanding options to purchase shares of our common stock under our stock option plans. Upon the completion of this offering, each share of our currently outstanding series A preferred stock will be converted into an aggregate of 10 shares of common stock.

Common stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors, subject to any preferential dividend rights of any outstanding preferred stock.

In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

Preferred stock

Upon completion of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to              shares of preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of us and might harm the market price of our common stock.

Our board of directors will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our stockholders. We have no current plans to issue any shares of preferred stock.

Registration rights

We entered into a registration rights agreement in September 2006 with Charlesbank, members of our board of directors, and certain of our executive officers, including Messrs. Robison, Eveland and Lacey, and other stockholders. Subject to the terms of this agreement, holders of shares having registration rights, or registrable securities, can demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing.

Demand registration rights.    At any time after the effective date of this offering, subject to certain exceptions, the holders of a majority of the then outstanding registrable securities, which is currently Charlesbank, have the right to demand that we file a registration statement on Form S-1 covering the offering and sale of their shares of our common stock that are subject to the registration rights agreement, provided, however, that we are not obligated to cause the registration statement to become effective prior to the date which is six months following the effective date of this offering. We are not obligated to file a registration statement on Form S-1 on more than two occasions upon the request of the holders of a majority of registrable securities; however, this offering will not count toward that limitation.

If we are eligible to file a registration statement on Form S-3, the holders of a majority of the then outstanding registerable securities, which is currently Charlesbank, will have the right to demand, on one or more occasions, that we file registration statements on Form S-3 to cover the offer and sale of their shares of our common stock subject to the registration rights agreement, provided that the aggregate amount of securities to be sold pursuant to such request exceeds $500,000.

We have the ability to delay the filing of a registration statement under specified conditions, such as for a period of time following the effective date of a prior registration statement, if our board of directors deems it advisable to delay such filing or if we are in possession of material nonpublic information that would be in our best interests not to disclose. Such postponements cannot exceed 90 days during any twelve month period.

Piggyback registration rights.    All parties to the registration rights agreement have piggyback registration rights. Under these provisions, if we register any securities for public sale, including pursuant to any stockholder initiated demand registration, these stockholders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, and piggyback registration rights are also subject to the priority rights of stockholders having demand registration rights in any demand registration.

Expenses of registration.    We will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration.

Indemnification.    The registration rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Certain anti-takeover provisions of our certificate of incorporation and by-laws

Our certificate of incorporation and by-laws will, upon completion of this offering, include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies.    In accordance with our certificate of incorporation, our board is divided into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No written consent of stockholders.    Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our by-laws or removal of directors by our stockholder without holding a meeting of stockholders.

Meetings of stockholders.    Our by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements.    Our by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the by-laws.

Amendment to certificate of incorporation and by-laws.    As required by the Delaware General Corporation Law, any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our by-laws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the by-laws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated preferred stock.    Our certificate of incorporation provides for authorized              shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporate Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Nasdaq global market listing

We have applied for quotation of our common stock on the Nasdaq Global Market under the symbol “AHII.”

Transfer agent and registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company.

Shares eligible for future sale

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have applied to have our common stock approved for quotation on the Nasdaq Global Market, we cannot assure you that there will be an active public market for our common stock.

Upon completion of this offering, we will have outstanding an aggregate of              shares of common stock, assuming the issuance of              shares of common stock offered hereby and no exercise of options after June 30, 2006. Of these shares, the              shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to certain limitations and restrictions described below.

The remaining              shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act.              of these shares will be subject to “lock-up” agreements described below on the effective date of this offering. On the effective date of this offering, there will be              shares which are not subject to lock-up agreements and eligible for sale pursuant to Rule 144(k), Rule 144 or Rule 701. Upon expiration of the lock-up agreements 180 days after the effective date of this offering (unless extended in certain specified circumstances described below),              shares will become eligible for sale, subject in most cases to the limitations of Rule 144. In addition, holders of stock options could exercise such options and sell certain of the shares issued upon exercise as described below.

Days After Date of this Prospectus	Shares Eligible for Sale	Comment

Upon Effectiveness		Shares sold in the offering.

Upon Effectiveness		Freely tradable shares saleable under Rule 144(k) that are not subject to the lock-up.

90 Days		Shares saleable under Rules 144 and 701 that are not subject to a lock-up.

180 Days		Lock-up released; shares saleable under Rules 144 and 701.

Thereafter		Restricted securities held for one year or less.

Employee benefit plans

As of June 30, 2006, we have issued a total of 3,695,870 shares of common stock pursuant to restricted stock agreements under our 2005 Option Plan and 2005 Option Plan—California. Restricted stock awards vest either in equal annual installments over a period of five years or upon the achievement of certain investor return milestones. All shares of vested restricted stock issued under our 2005 Option Plan and 2005 Option Plan—California and subject to time-based vesting will no longer be subject to a repurchase right upon the consummation of our initial public offering. If a “sale event” is deemed to have occurred in connection with the consummation of our initial public offering, all shares of unvested restricted stock issued under our 2005 Option Plan and 2005 Option Plan—California and subject to time-based vesting will no longer be subject to a repurchase right. We anticipate that all shares of restricted stock issued under our 2005 Option Plan and 2005 Option Plan—California and subject to performance-based vesting will no longer be subject to a repurchase right upon the consummation of our initial public offering. However,              of these shares are subject to lock-up agreements. Immediately after the completion of this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under the 2005 Option Plan, the 2005 Option Plan—California and the 2006 Option Plan. Assuming we complete our initial public offering on or prior to December 31, 2006, on the date which is 180 days, subject to extension under certain circumstances as described in “Underwriting,” after the effective date of this offering, a total of approximately 162,731 shares of common stock subject to restricted stock agreements will be vested. After the effective dates of the registration statements on Form S-8, and subject to the vesting schedule set forth in the restricted stock agreements, shares issued pursuant to the 2005 Option Plan, the 2005 Option Plan—California and the 2006 Option Plan generally would be available for resale in the public market.

Lock-up agreements

All directors and officers, and certain other stockholders, have entered into lock-up agreements under which they have agreed not to directly or indirectly transfer, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock for a period of 180 days from the date of this prospectus. In addition, during the 180 day lock-up period, a 10b5-1 trading plan that complies with Rule 10b5-1 under the Exchange Act may be established or amended, so long as there are no sales of our common stock under such plans during the lock-up period.

In addition, we have agreed that, without the prior written consent of J.P. Morgan Securities Inc., we will not offer, transfer or dispose of, directly or indirectly, any shares of common stock, any security convertible into or exchangeable or exercisable for shares of common stock or any securities substantially similar to our common stock until a date that is 180 days after the date of this prospectus.

The 180-day lock-up periods described above will be extended if (1) we release earnings results or material news or a material event relating to our company occurs during the last 17 days of the lock-up period, or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period. In either case, the lock-up period will be extended for 18 days after the date of the release of the earnings results or the occurrence of the material news or material event. To the extent shares of our common stock are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline.

Rule 144

In general, subject to the lock-up agreements discussed above, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including an affiliate of ours, would be entitled to sell in “broker’s transactions” or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 193,913 shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are generally subject to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering.

Rule 701

In general, subject to the lock-up agreements discussed above, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and subject to the contractual restrictions described above. Beginning 90 days after the date of this prospectus, such securities may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates without compliance with the one year minimum holding period requirements under Rule 144.

Registration rights

Upon completion of this offering, the holders of at least              shares of our common stock will be eligible for certain rights with respect to the registration of such shares under the Securities Act. See “Description of capital stock—Registration rights.” Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable.

Material U.S. federal tax consequences for non-U.S. holders

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of the Company’s common stock by a beneficial owner that is a “non-U.S. holder.” For purposes of this discussion, a “non-U.S. holder” is a person or entity that does not own or has not owned, actually or constructively, more than 5% of the Company’s common stock, and is for U.S. federal income tax purposes:

•	a non-resident alien individual, other than certain former citizens and residents of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of a jurisdiction other than the United States or any state or political subdivision thereof;

•	an estate, other than an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, other than if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition of the Company’s stock and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction.

The discussion below is limited to non-U.S. holders that hold the Company’s shares of common stock as capital assets within the meaning of the Code and that are not subject to special rules under the Code (e.g., financial institutions, governments or agencies or instrumentalities thereof, certain former citizens or residents of the United States, controlled foreign corporations, or passive foreign investment companies).

If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, is a holder of the Company’s common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and the partners in such partnership, should consult their own tax advisers regarding the tax consequences of the acquisition, holding and disposition of the Company’s common stock.

Prospective holders are urged to consult their tax advisers with respect to the particular tax consequences to them of acquiring, holding and disposing of the Company’s common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Any dividends paid to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a non-U.S. holder must provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under the treaty.

The withholding tax does not apply to dividends paid to a non-U.S. holder that provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (“effectively connected dividends”). Instead, effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident, subject to any applicable income tax treaty providing otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax,” currently at the rate of 30% (or a lower rate prescribed under an applicable income tax treaty).

Gain on disposition of common stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable income tax treaty providing otherwise; or

the Company is or has been a “U.S. real property holding corporation,” as defined below, at any time within the five-year period preceding the disposition or during the non-U.S. holder’s holding period, whichever period is shorter.

The Company is not, and does not anticipate becoming, a U.S. real property holding corporation. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its U.S. real property interests (as defined in the Code and the applicable Treasury regulations) equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Even if the Company were to become a U.S. real property holding corporation, gain on the sale or other disposition of common stock by a non-U.S. holder generally would not be subject to U.S. federal income tax, provided that the common stock is regularly traded on an established securities market and the non-U.S. holder does not actually or constructively own more than 5% of the common stock during the shorter of (i) the five-year period ending on the date of the disposition or (ii) the period of time during which the holder held such shares.

Information reporting requirements and backup withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends to a non-U.S. holder. Unless a non-U.S. holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the Internal Revenue Service in respect of the proceeds from a sale or other disposition of common stock and the non-U.S. holder may be subject to U.S. backup withholding on payments of dividends or on the proceeds from a sale or other disposition of common stock. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Federal estate tax

Individual Non-U.S. holders and entities the property of which is potentially includible in such individuals’ gross estate for U.S. federal estate tax purposes (for example, a trust funded by a non-U.S. holder individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

Underwriting

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. is acting as book-running manager of the offering and as representative of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.
William Blair & Company L.L.C.
Piper Jaffray & Co.
Robert W. Baird & Co. Incorporated

Total

The underwriters are committed to purchase all the shares offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common stock directly to the pubic at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representative has advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common stock offered in this offering.

The underwriters have an option to buy up to                additional shares of common stock from us and the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by Us		Paid by the Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise

Per Share	$	$	$	$

Total	$	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities Inc. for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers, and certain of our stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers and stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described in clause (1) or (2)

above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have applied to have our common stock approved for quotation on the Nasdaq Global Market under the symbol “AHII.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representative of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representative of the underwriters. In determining the initial public offering price, we and the representative of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representative;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

Goodwin Procter LLP, Boston, Massachusetts, has passed upon the validity of the shares of common stock offered hereby. Legal matters relating to this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

Experts

The consolidated balance sheets of Animal Health International, Inc. (formerly Walco International Holdings, Inc.) and subsidiaries (Successor) as of June 30, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended June 30, 2006, and cash flows on June 30, 2005 (Successor periods) and the consolidated statements of operations, stockholders’ equity, and cash flows of Walco Holdings, Inc. (Predecessor) for the two-year period ended June 30, 2005, have been included herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 (File Number 333-            ) under the Securities Act with respect to the shares of common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the closing of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C., 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

Animal Health International, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Animal Health International, Inc.:

We have audited the accompanying consolidated balance sheets of Animal Health International, Inc. and subsidiaries (Successor) as of June 30, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended June 30, 2006 and cash flows on June 30, 2005 (Successor periods) and the consolidated statements of operations, stockholders’ equity, and cash flows of Walco Holdings, Inc. (Predecessor) for the two-year period ended June 30, 2005 (Predecessor periods). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned Successor consolidated financial statements present fairly, in all material respects, the financial position of Animal Health International, Inc. and subsidiaries as of June 30, 2006 and 2005, and the results of their operations and their cash flows for the Successor periods in conformity with U.S. generally accepted accounting principles. Further, in our opinion, the aforementioned Predecessor consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Walco Holdings, Inc. for the Predecessor periods, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, effective June 30, 2005, Animal Health International, Inc. acquired all of the outstanding stock of Walco Holdings, Inc. in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

KPMG LLP

Dallas, Texas

September 26, 2006

ANIMAL HEALTH INTERNATIONAL, INC.

Consolidated balance sheets

June 30, 2006 and 2005

(In thousands, excluding share information)

	2006	2005

Assets
Current assets:
Cash and cash equivalents	$3,036	$7,583
Accounts receivable, net	70,178	72,085
Current portion of notes receivable	54	73
Income tax receivable	232	1,488
Merchandise inventories, net	71,679	70,883
Deferred income taxes	3,063	1,007
Prepaid expenses	1,520	1,402

Total current assets	149,762	154,521

Noncurrent assets:
Notes receivable, net of current portion	684	917
Property, plant, and equipment, net	16,283	15,910
Goodwill	65,505	66,041
Customer relationships	35,750	39,000
Noncompete agreements	3,050	3,488
Trademarks and trade names	28,700	28,700
Debt issue costs and other assets, net of accumulated amortization of $807 and $0, respectively	6,145	5,588

Total assets	$305,879	$314,165

Liabilities and stockholders’ equity

Current liabilities:
Accounts payable	$65,077	$77,057
Accrued liabilities	18,100	10,765
Current portion of long-term debt	81,759	82,756

Total current liabilities	164,936	170,578

Noncurrent liabilities:
Long-term debt, net of current portion	55,875	64,766
Deferred lease incentives	1,964	—
Deferred income taxes	29,536	31,264

Total liabilities	252,311	266,608

Commitments and contingencies (note 14)

Redeemable preferred stock, par value $0.01 per share. Authorized 3,500,000 shares, issued and outstanding 2,122,431 shares	47,500	47,500

Stockholders’ equity:
Common stock, par value $0.01 per share. Authorized 15,000,000 shares, issued 3,696,870 and 2,558,110 shares, respectively, and outstanding 3,696,870 and 2,558,110 shares, respectively	37	26
Additional paid-in capital	46	31
Accumulated earnings	6,228	—
Accumulated other comprehensive income (loss)	(243)	—

Total stockholders’ equity	6,068	57

Total liabilities and stockholders’ equity	$305,879	$314,165

See accompanying notes to consolidated financial statements.

ANIMAL HEALTH INTERNATIONAL, INC.

Consolidated statements of operations

Years ended June 30, 2006, 2005, and 2004

(In thousands)

	2006	2005	2004
	(Successor)	(Predecessor)

Net sales	$571,192	$535,693	$502,686

Costs and expenses:
Direct cost of products sold	459,173	436,955	408,105
Salaries, wages, commissions, and related benefits	43,958	39,022	38,464
Selling, general, and administrative	37,470	33,932	31,774
Acquisition costs	—	7,759	496
Depreciation and amortization	6,767	3,149	3,156

Operating income	23,824	14,876	20,691

Other income (expense):
Other income	478	672	982
Interest expense	(13,726)	(5,071)	(4,984)

Income before income taxes	10,576	10,477	16,689
Income tax expense	(3,407)	(3,203)	(6,507)

Net income	$7,169	$7,274	$10,182

Earnings per share:
Basic	$1.79	$3.85	$5.43

Diluted	$1.79	$3.41	$5.08

Weighted average shares outstanding:
Basic	3,478	1,889	1,874
Diluted	3,478	2,134	2,003

See accompanying notes to consolidated financial statements.

ANIMAL HEALTH INTERNATIONAL, INC.

Consolidated statements of stockholders’ equity

Years ended June 30, 2006, 2005, and 2004

(In thousands, excluding share information)

	Common stock											Accumulated other comprehensive income	Distribution in excess of predecessor basis
			Class A		Class L		Class W		Additional paid-in capital		Accumulated earnings/ (deficit)
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount		Treasury stock				Total

Predecessor
Balance, June 30, 2003	—	$—	1,870,188	$2	184,375	$—	72,000	$—	29,085	(130)	(5,037)	51	(3,308)	$20,663
Exercise of stock options	—	—	7,037	—	—	—	—	—	17	—	—	—	—	17
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	(251)	—	—	—	(251)
Comprehensive income:
Net income	—	—	—	—	—	—	—	—	—	—	10,182	—	—	10,182
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	1	—	1

Total comprehensive income														10,183

Balance, June 30, 2004	—	—	1,877,225	2	184,375	—	72,000	—	29,102	(381)	5,145	52	(3,308)	30,612
Exercise of stock options	—	—	28,770	—	—	—	—	—	67	—	—	—	—	67

Comprehensive income:
Net income	—	—	—	—	—	—	—	—	—	—	7,274	—	—	7,274
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	134	—	134

Total comprehensive income														7,408

Balance, June 30, 2005 prior to acquisition	—	$—	1,905,995	$2	184,375	—	72,000	—	29,169	(381)	12,419	186	(3,308)	38,087

Successor
Redemptions pursuant to acquisition	—	$—	(1,905,995)	$(2)	(184,375)	—	(72,000)	—	(29,169)	381	(12,419)	(186)	3,308	(38,087)
Issuances pursuant to acquisition	2,558,110	26	—	—	—	—	—	—	31	—	—	—	—	57

Balance, June 30, 2005	2,558,110	26	—	—	—	—	—	—	31	—	—	—	—	57
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of common stock	1,138,760	11	—	—	—	—	—	—	15	—	—	—	—	26
Dividend on preferred stock	—	—	—	—	—	—	—	—	—	—	(941)	—	—	(941)

Comprehensive income:
Net income	—	—	—	—	—	—	—	—	—	—	7,169	—	—	7,169
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	(243)	—	(243)

Total comprehensive income														6,926

Balance, June 30, 2006	3,696,870	$37	—	$—	—	$—	—	$—	46	—	6,228	(243)	—	$6,068

See accompanying notes to consolidated financial statements.

ANIMAL HEALTH INTERNATIONAL, INC.

Consolidated statements of cash flows

Years ended June 30, 2006, 2005, and 2004 and on

June 30, 2005

(In thousands)

	Year ended	On June 30	Year ended
	2006	2005	2005	2004
	(Successor)		(Predecessor)

Cash flows from operating activities:
Net income	$7,169	$—	$7,274	$10,182
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,767	—	3,149	3,156
Amortization of debt issue costs	807	—	640	1,137
(Gain) loss on sale of equipment	36	—	(292)	(313)
Deferred income taxes	(3,784)	—	693	1,738
Deferred lease incentives	2,020	—	—	—
Foreign currency translation adjustment	(243)	—	134	1
Changes in assets and liabilities:
Accounts receivable	1,907	—	(13,491)	(7,880)
Merchandise inventories	(796)	—	(7,785)	(4,547)
Income taxes receivable/payable	1,256	—	(1,240)	(2,230)
Prepaid expenses	(118)	—	182	72
Accounts payable	(9,391)	—	9,783	8,736
Accrued liabilities and other	7,335	—	9,662	1,942

Net cash provided by operating activities	12,965	—	8,709	11,994

Cash flows from investing activities:
Purchase of property, plant, and equipment	(3,300)	—	(2,139)	(2,369)
Purchase of other assets	(1,526)	—	(330)	(384)
Acquisition of Predecessor, net of cash acquired	—	(122,036)	—	—
Purchase price adjustments	536	—	—	—
Proceeds from sale of equipment	92	—	499	877
Net changes in notes receivable	252	—	39	(833)

Net cash used for investing activities	(3,946)	(122,036)	(1,931)	(2,709)

Cash flows from financing activities:
Repayment of long-term debt	(3,794)	(12,055)	(563)	(564)
Borrowings of long-term debt	—	70,000	—	—
Net repayments under revolving credit facilities	(6,093)	(49,284)	(11,698)	(7,000)
Borrowings under new revolving credit facility	—	77,228	—	—
Debt issue costs	(175)	(3,827)	(107)	(490)
Change in overdraft balances	(2,589)	—	6,024	(634)
Proceeds from the issuance of preferred stock	—	47,500	—	—
Dividend on preferred stock	(941)	—	—	—
Proceeds from the issuance of common stock	26	57	—	—
Purchase of treasury stock	—	—	—	(251)
Proceeds from the exercise of stock options	—	—	67	17

Net cash provided by (used for) financing activities	(13,566)	129,619	(6,277)	(8,922)

Net increase (decrease) in cash and cash equivalents	(4,547)	7,583	501	363
Cash and cash equivalents, beginning of year	7,583	—	4,630	4,267

Cash and cash equivalents, end of year	$3,036	$7,583	$5,131	$4,630

See accompanying notes to consolidated financial statements.

ANIMAL HEALTH INTERNATIONAL, INC.

Notes to consolidated financial statements

June 30, 2006 and 2005

(Dollars in thousands)

(1) Organization

Animal Health International, Inc. (the Company or Successor), formerly known as Walco International Holdings, Inc., was incorporated in June 2005 in Delaware. Through its wholly owned subsidiary, Walco International, Inc., the Company’s primary business activity is the sale and distribution of animal health products, supplies, services and technology through operating divisions located throughout the United States and Canada. On June 30, 2005, the Company acquired Walco Holdings, Inc. (Predecessor) (note 3).

(2) Summary of significant accounting policies

(a) Basis of consolidation

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and Predecessor. All significant intercompany balances and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation.

(b) Revenue recognition

Revenues are recognized when title passes according to shipping terms. Provision for sales returns is recorded at the time of sale for estimated products returned by customers. Provision for sales discounts is recorded at the time of sale.

(c) Rebates

Inventory rebates are recognized when estimable and probable and include inventory purchase rebates and sales-related rebates. Inventory purchase rebates received are capitalized into inventory while sales-related rebates are recorded as a reduction of cost of sales.

(d) Shipping and handling

The Company and Predecessor invoice certain customers for shipping and handling. This revenue is included in net sales and was approximately $905, $814, and $926 for the years ended June 30, 2006, 2005, and 2004, respectively. The costs associated with shipping and handling are reflected in direct cost of products sold in the consolidated statements of operations and were approximately $9,302, $8,481, and $7,491 for the years ended June 30, 2006, 2005, and 2004, respectively.

(e) Rent expense

Minimum rental expenses are recognized on a straight-line basis over the term of the lease. The Company recognizes minimum rent starting when possession of the property is taken from the landlord. When a lease contains a predetermined fixed escalation of the minimum rent, the

ANIMAL HEALTH INTERNATIONAL, INC.

Notes to consolidated financial statements — (continued)

June 30, 2006 and 2005

(Dollars in thousands)

Company recognizes the related rent expense on a straight-line basis and records the difference between the recognized rental expense and the amounts payable under the lease as deferred lease incentives. Tenant allowances received are reflected in deferred lease incentives and amortized on a straight-line basis as a reduction to rent expense over the term of the lease.

(f) Cash and cash equivalents

All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. These amounts are stated at cost, which approximates fair value. Book overdrafts totaling $11,728 and $14,317 at June 30, 2006 and 2005, respectively, are classified as accounts payable in the consolidated balance sheets. Included in cash and cash equivalents is $0 and $100 of restricted cash at June 30, 2006 and 2005, respectively.

(g) Accounts receivable

Accounts receivable consist primarily of receivables from trade customers. The Company records a provision for doubtful accounts to allow for any amounts which may be unrecoverable. This allowance is based upon an analysis of historical write-offs and is adjusted as necessary to reserve for specific accounts that are judged to be potentially uncollectible. Specific accounts determined to be uncollectible are written-off against the allowance.

(h) Merchandise inventories

Merchandise inventories are stated at the lower of average cost or market. Inventories primarily consist of finished goods stored in warehouses.

(i) Property, plant, and equipment

Property, plant, and equipment are recorded at cost. Depreciation is determined for financial reporting purposes primarily using the straight-line method over the estimated useful lives of the assets, which are as follows (in years):

Buildings and improvements	10-40
Leasehold improvements	5-30
Equipment:
Warehouse	3-8
Automotive	3-8
Computer hardware and software	3-5
Office	3-8

Expenditures for renewals and betterments are capitalized, and maintenance and repairs are expensed as incurred to operations. Depreciation expense was $2,799, $2,797, and $2,823 for the years ended June 30, 2006, 2005, and 2004, respectively.

ANIMAL HEALTH INTERNATIONAL, INC.

Notes to consolidated financial statements — (continued)

June 30, 2006 and 2005

(Dollars in thousands)

(j) Goodwill and other intangible assets

At June 30, 2006, the Company performed its annual impairment test, and no impairment was noted. At June 30, 2005, the Predecessor was acquired (note 3), and correspondingly, no impairment test was necessary at that date. The impairment test is performed by comparing the Company’s estimated fair value to the carrying amount of its goodwill and other nonamortizing intangible assets. If the carrying amount exceeds the fair value, an impairment loss would be recognized in an amount equal to the excess. The Company will continue to evaluate goodwill and other nonamortizing intangible assets consisting of trademarks and trade names for potential impairment based upon any changes to the Company’s operations or its operating business environment. Amortizing intangible assets including customer relationships and noncompete agreements are being amortized over their estimated useful lives of twelve and eight years, respectively.

(k) Debt issue costs and other assets

Debt issue costs are capitalized and amortized to interest expense over the term of the underlying debt utilizing the effective interest method. Other assets include equipment held for lease, which are amortized over their useful lives, and investments, which are recorded at cost.

(l) Stock options

In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 148 (SFAS 148), Accounting for Stock-Based Compensation – Transition and Disclosure. SFAS 148 amends Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation.

SFAS 123 encourages but does not require a fair value based method of accounting for employee stock options or similar equity instruments. SFAS 123 allows an entity to elect to continue to measure compensation costs under Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, but requires pro forma disclosure of net earnings as if the fair value based method of accounting had been applied.

The Company and Predecessor elected to follow APB 25, and related interpretations in accounting for its employee stock option plan. Accordingly, no compensation expense has been recognized related to its stock option plan as the exercise price equaled or exceeded the stock

ANIMAL HEALTH INTERNATIONAL, INC.

Notes to consolidated financial statements — (continued)

June 30, 2006 and 2005

(Dollars in thousands)

price on the date of grant. The following table summarizes the effect on net income if the Company and Predecessor had adopted the provisions of SFAS 123:

	Year ended June 30,
	2006	2005	2004
	(Successor)	(Predecessor)

Net income	$7,169	$7,274	$10,182
Deduct: Stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	(16)	(16)	(17)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	—	—	—

Pro forma net income	$7,153	$7,258	$10,165

In December 2004, the FASB issued a revision to SFAS 123. The new statement is referred to as SFAS 123(R), and is entitled Share-Based Payment. The new statement requires companies to recognize expenses for stock-based compensation in the statement of income and will be adopted by the Company on July 1, 2006. Because no stock options were issued by, nor are there any presently outstanding for the Company, no significant impact is expected upon adoption of SFAS 123(R).

Under the Predecessor’s stock option plan, options to purchase the Predecessor’s Class A common stock at a stated exercise price could be granted to certain key employees. At June 30, 2004, 765,000 common shares were authorized for grant. Approximately 194,300 common shares were available for future grant at June 30, 2004. All options generally vested over five years and expired within ten years after the date of grant. Shares issued upon exercise of options could be issued from treasury shares or from authorized but unissued shares.

The weighted average fair values of stock options granted was $0.32 for the year ended June 30, 2004. There were no stock options granted during the years ended June 30, 2006 or 2005. Values were estimated using the Black-Scholes option pricing model with the following assumptions:

2004

Weighted average expected life	10 years
Annual dividend per share	—
Risk-free interest rate	3.7% to 4.6%

ANIMAL HEALTH INTERNATIONAL, INC.

Notes to consolidated financial statements — (continued)

June 30, 2006 and 2005

(Dollars in thousands)

A summary of the status of the Predecessor stock option plan as of June 30, 2005 and 2004, and changes during the years then ended, is presented below:

	2005		2004
	Options	Weighted average exercise prices	Options	Weighted average exercise prices

Balance at beginning of year	496,031	$13.07	411,020	$16.85
Granted	—	—	128,600	4.32
Exercised	(29,108)	2.42	(7,037)	2.30
Canceled / Redeemed	(466,923)	13.74	(36,552)	26.82

Balance at end of year	—	—	496,031	13.07

Exercisable at end of year	—	—	364,773	15.32

At June 30, 2005, pursuant to the acquisition of the Predecessor, all shares of common stock, stock warrants and stock options were redeemed.

(m) Earnings per share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the calculation of diluted earnings per share, the basic weighted average number of shares is increased by the dilutive effect of stock options determined using the treasury stock method. The components of basic and diluted earnings per share are as follows (in thousands, except per share amounts):

	June 30
	2006	2005	2004

Net income	$7,169	$7,274	$10,182
Dividend on preferred stock	(941)	—	—

Income available to common stockholders	$6,228	$7,274	$10,182

Basic weighted average shares outstanding	3,478	1,889	1,874
Dilutive effect of stock options	—	245	129

Dilutive weighted average shares outstanding	3,478	2,134	2,003
Basic earnings per share	$1.79	$3.85	$5.43

Diluted earnings per share	$1.79	$3.41	$5.08

ANIMAL HEALTH INTERNATIONAL, INC.

Notes to consolidated financial statements — (continued)

June 30, 2006 and 2005

(Dollars in thousands)

(n) Fair value of financial instruments

Cash, accounts and notes receivable, accounts payable and accrued liabilities are reflected in the financial statements at amounts which approximate fair value, primarily because of the short-term maturity of those instruments. The Company determined, based on adjustable interest rates applicable to its long-term debt, that the fair value approximates the carrying value of its obligations.

(o) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual results differing significantly from reported amounts.

(p) Concentration of credit risk

The Company provides credit in the normal course of business to customers based on their creditworthiness and generally requires no collateral from such customers. The Company maintains allowances for potential credit losses.

(3) Acquisitions

On June 30, 2005, Charlesbank Equity Fund VI, Limited Partnership (Charlesbank), in conjunction with the existing management team, acquired all of the outstanding stock of Walco Holdings, Inc. The aggregate consideration paid for the acquisition was as follows:

Cash paid to seller	$127,953
Repayments of debt assumed	61,339
Costs of acquisition	5,493

Total purchase price	$194,785

ANIMAL HEALTH INTERNATIONAL, INC.

Notes to consolidated financial statements — (continued)

June 30, 2006 and 2005

(Dollars in thousands)

The purchase price was allocated based on estimated fair values and independent appraisals as of the acquisition date. The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of acquisition:

Current assets	$154,521
Notes receivable, net	917
Property, plant, and equipment, net	15,910
Goodwill	66,041
Customer relationships	39,000
Noncompete agreements	3,488
Trademarks and trade names	28,700
Debt issue costs and other assets, net	5,588

Total assets acquired	314,165

Current liabilities	88,100
Long-term debt	16
Deferred income taxes	31,264

Total liabilities assumed	119,380

Net assets acquired	$194,785

The excess of purchase price over the fair value of assets acquired and liabilities assumed was allocated to goodwill and will not be amortized. During the year ended June 30, 2006, $536 of reduced goodwill resulting from cost adjustments related to the acquisition was recorded. None of the goodwill is deductible for income tax purposes. In connection with the acquisition, additional intangible assets were recorded including customer relationships, noncompete agreements, and trademarks and trade names. The customer relationships are amortized on a straight-line basis over 12 years, which approximate their expected useful lives. Noncompete agreements are amortized on a straight-line basis over 8 years. Trademarks and trade names are not amortized because they have indefinite useful lives.

(4) Accounts receivable, net

	June 30
	2006	2005

Trade accounts receivable	$63,187	$64,020
Vendor rebate receivables	7,729	8,696
Other receivables	340	193

	71,256	72,909
Less allowance for doubtful accounts	(1,078)	(824)

Accounts receivable, net	$70,178	$72,085

ANIMAL HEALTH INTERNATIONAL, INC.

Notes to consolidated financial statements — (continued)

June 30, 2006 and 2005

(Dollars in thousands)

(5) Notes receivable

	June 30
	2006	2005

Notes receivable from employees (note 10)	$—	$24
Note receivable from Sparhawk	607	844
Other notes receivable	131	122

	738	990
Less current portion of notes receivable	(54)	(73)

Notes receivable	$684	$917

On March 4, 2004, the Predecessor entered into a Securities Purchase Agreement (the Agreement) with Sparhawk Laboratories, Inc. (Sparhawk). In connection with the Agreement, the Company lent $1,000 to Sparhawk in return for a note receivable (the Note), bearing interest at 13%, and warrants (the Warrants) to acquire 333 shares of common stock in Sparhawk for $1 a share, representing potential ownership of Sparhawk in the amount of 19.99% as of March 4, 2004. The Note and the Warrants are collectively referred to as “Securities” pursuant to terms of the Agreement. The Note was issued at a discount, and the initial price of the Note was $950 and the Warrants $50 at the time of closing of the Agreement. The Warrants are included in other long-term assets in the accompanying balance sheet. As of June 30, 2006 and 2005, the Note had accrued interest of $21 and $28, respectively.

Neither the Company nor Predecessor are required to provide any future funding to Sparhawk under the terms of the Agreement or any other agreement, and the Company does not have the ability to significantly influence the operations of Sparhawk.

Interest on the Note is repayable to the Company on the last day of each calendar quarter commencing with the calendar quarter ended March 31, 2004. Principal payments are due on the fifth anniversary of the Note, subject to prepayment events, as defined. Through June 30, 2006, Sparhawk has made principal payments totaling $364.

ANIMAL HEALTH INTERNATIONAL, INC.

Notes to consolidated financial statements — (continued)

June 30, 2006 and 2005

(Dollars in thousands)

(6) Property, plant, and equipment, net

	June 30
	2006	2005

Land	$3,905	$3,905
Buildings and improvements	5,505	5,932
Leasehold improvements	2,287	1,141
Construction in progress	369	64

Equipment:
Warehouse	1,086	825
Automotive	3,341	2,061
Office/software	2,528	1,982

	19,021	15,910
Less accumulated depreciation	(2,738)	—

Property, plant, and equipment, net	$16,283	$15,910

Expenditures for maintenance and repairs were $1,575, $1,395, and $1,432 for the years ended June 30, 2006, 2005, and 2004, respectively.

(7) Goodwill and other intangible assets

	Gross carrying amount	Accumulated amortization	Net carrying amount

June 30, 2006:
Goodwill	$65,505	$—	$65,505
Customer relationships	39,000	(3,250)	35,750
Noncompete agreements	3,488	(438)	3,050
Trademarks and trade names	28,700	—	28,700

	$136,693	$(3,688)	$133,005

June 30, 2005:
Goodwill	$66,041	—	66,041
Customer relationships	39,000	—	39,000
Noncompete agreements	3,488	—	3,488
Trademarks and trade names	28,700	—	28,700

	$137,229	$—	$137,229

Amortization expense related to intangible assets totaled $3,688 for the year ended June 30, 2006. The estimated amortization expense for each of the next five years is $3,688 per year.

ANIMAL HEALTH INTERNATIONAL, INC.

Notes to consolidated financial statements — (continued)

June 30, 2006 and 2005

(Dollars in thousands)

(8) Long-term debt

	June 30
	2006	2005

Credit agreement—Revolving credit facility	$71,134	$77,228
Credit agreement—Term Note	26,500	30,000
Credit agreement—2nd Lien Note	40,000	40,000
Capital Leases	—	278
Other	—	16

	137,634	147,522
Less current portion	(81,759)	(82,756)

	$55,875	$64,766

Credit agreements

On June 30, 2005, in conjunction with the acquisition of the Predecessor (note 3), the Company and a group of financial institutions entered into certain credit agreements (the Credit Agreements), which include a $110,000 revolving credit facility (the revolver), a $30,000 term loan, and a $40,000 second lien loan. Initial borrowings under the Credit Agreements were used to pay off prior debt, fund the acquisition and provide working capital. As of June 30, 2006 and 2005, outstanding borrowings against the Credit Agreements were $137,634 and $147,228, respectively.

Available borrowings under the revolver are determined based on eligible accounts receivable, inventory, equipment and real estate. Borrowings are collateralized by a first priority interest in and lien on all the assets of the Company. At June 30, 2006 and 2005, unused availability under the revolver totaled $26,902 and $18,456, respectively. The revolver matures on June 30, 2010, but is classified as a current liability in both the current and prior year in accordance with FASB Emerging Issues Task Force Issue No. 95-22 (EITF 95-22), Balance Sheet Classification of Borrowings Outstanding Under Revolving Credit Agreements That Include Both a Subjective Acceleration Clause and a Lock-Box Arrangement. The revolver is classified as a current liability in accordance with EITF 95-22 since the Credit Agreements contain a subjective acceleration clause and contractual provisions under lock-box arrangements that require the cash receipts of the Company to be used to repay amounts outstanding under the revolver.

The $30,000 term loan portion of the Credit Agreement requires four quarterly installments of $1,750 each commencing on December 31, 2005, four quarterly installments of $2,375 each commencing on December 31, 2006, and four quarterly installments of $3,375 each commencing on December 31, 2007. Borrowings are collateralized by the same first priority interest as the revolver.

ANIMAL HEALTH INTERNATIONAL, INC.

Notes to consolidated financial statements — (continued)

June 30, 2006 and 2005

(Dollars in thousands)

The $40,000 second lien loan matures in one installment on June 30, 2011. This lien is collateralized by a second priority interest in and lien on all the assets of the Company and certain other guarantees and pledges, as defined.

The outstanding borrowings under the Credit Agreements bear interest, at the Company’s option, as follows: (1) an interest rate per annum equal to the sum of (a) the greater of (i) the Prime Rate in effect on such day, and (ii) the Federal Funds Effective Rate in effect for such day plus  1/2 of 1% and (b) the applicable margin or (2) an interest rate per annum equal to the sum of (a) the product of (i) the Libor Rate in effect for such Interest Period and (ii) the Statutory Reserves and (b) the applicable margin.

Interest rates ranged from 6.88% to 13.60% at June 30, 2006 and from 6.75% to 11.58% at June 30, 2005. Additionally, the Company is required to pay a commitment fee on the daily unused amount of the revolving credit facility at a per annum rate of 0.375%. The Credit Agreements contains certain affirmative and negative covenants, which require, among other things, that the Company meet certain financial ratio covenants and limit certain capital expenditures. The most restrictive covenant relates to the creation or assumption of additional indebtedness. The Company was in compliance with all covenants at June 30, 2006 and 2005.

Capital leases

The Company and Predecessor leased certain computer equipment under a capital lease that expired in 2006. Obligations under the capital lease were collateralized by the leased equipment. The respective cost and accumulated depreciation of leased equipment were $0 and $0 at June 30, 2006, and $239 and $0 at June 30, 2005, respectively. Amortization of leased equipment is included in depreciation expense.

Principal payments

Scheduled principal payments for all outstanding borrowings on June 30, 2006 (including outstanding borrowings under the Credit Agreements) are as follows:

Year ending June 30:
2007	$81,759
2008	12,500
2009	3,375
2010	—
2011	40,000
Thereafter	—

$137,634

For the years ended June 30, 2006, 2005, and 2004, the Company and Predecessor paid interest of $12,332, $5,024, and $3,837, respectively.

ANIMAL HEALTH INTERNATIONAL, INC.

Notes to consolidated financial statements — (continued)

June 30, 2006 and 2005

(Dollars in thousands)

(9) Preferred stock

One class of preferred stock was outstanding following the June 30, 2005 acquisition of the Predecessor. Holders of Company preferred stock shall be entitled to receive dividends out of funds legally available at such times and in such amounts as are declared on or to be received by holders of outstanding shares of Company common stock, pro rata based on the number of shares of Company preferred stock and/or Company common stock held by each. Dividends shall not be cumulative. Upon any liquidation, dissolution or winding up of the Company, each holder of preferred stock shall be entitled to be paid in cash, before distributions to holders of common stock, an amount equal to the sum of (1) $22.38 plus (2) an amount equal to all declared but unpaid dividends on such shares of preferred stock plus (3) an amount necessary to generate an 8% internal rate of return plus (4) a pro rata portion of the assets and funds of the Company available for distribution to the Company’s stockholders after payment of items (1), (2) and (3) above. At any time, the Company may elect to redeem all or any portion of preferred stock. At any time on or after June 30, 2011, the holders of not less than a majority of the voting power of the outstanding shares of Successor preferred stock may elect to have redeemed all or any portion of the originally issued and outstanding shares of Successor preferred stock.

(10) Related-party transactions

The Company has property lease agreements with a former director of the Predecessor and other employees. The Company and Predecessor incurred related rent expense of $102, $126, and $126 during the years ended June 30, 2006, 2005, and 2004, respectively. The total future obligations outstanding at June 30, 2006 with respect to such leases are $66.

The Predecessor maintained an agreement with Bain Capital Partners V, L.P., an affiliate of the Predecessor’s previous primary stockholders, for the provision of management and advisory services. The agreement terminated concurrent with the acquisition of the Predecessor (note 3). Included in selling, general, and administrative expense during the years ended June 30, 2005 and 2004 is a management fee of $750 for each year for the services rendered pursuant to this agreement.

Effective June 30, 2005, the Company entered into an agreement with Charlesbank, the Company’s current majority stockholder, for the provision of management and advisory services. The agreement will continue until terminated by mutual consent of both parties. Included in selling, general and administrative expense as a management fee was $664 and $575 for the years ended June 30, 2006 and 2005, respectively.

At June 30, 2005, the Company held a note receivable of $24 from an investment company owned by members of the Company’s senior management. This note was paid in full during the year ended June 30, 2006.

Principal outstanding on the Predecessor’s senior subordinated debt was payable to three affiliated stockholders. Interest expense for the years ended June 30, 2005, and 2004 includes

ANIMAL HEALTH INTERNATIONAL, INC.

Notes to consolidated financial statements — (continued)

June 30, 2006 and 2005

(Dollars in thousands)

$1,766 and $1,472, respectively, related to this debt. There was no unpaid interest on this debt at June 30, 2005.

In connection with the sale of treasury stock (note 12) during the year ended June 30, 1999, to members of the Predecessor’s senior management, the Predecessor entered into notes receivable totaling $246 with the purchasers. The notes were paid in full concurrent with the acquisition of the Predecessor at June 30, 2005.

(11) Employee benefit plans

The Company has a defined contribution 401(k) savings plan (the Plan) that covers eligible employees. Company contributions to this plan are made based on the Company’s attainment of certain earnings goals. The Company may also make discretionary contributions to the Plan. Total Company and Predecessor contributions to the Walco Plan were $214 for the year ended June 30, 2006, $647 for the year ended June 30, 2005, and $0 for the year ended June 30, 2004.

The Company’s Canadian subsidiary maintains a defined contribution profit-sharing plan for the benefit of its employees. There were no contributions related to this plan during the years ended June 30, 2006, 2005 and 2004.

(12) Stockholders’ equity

(a) Voting rights

Holders of Company common stock are entitled to one vote per share. Holders of Company preferred stock are entitled to a number of votes equal to the product of one multiplied by the quotient of the preferred stock’s original issue price divided by the preferred stock’s participation price as defined in the Company’s certificate of incorporation. Holders of Company common and preferred stock will vote together as a single class. Holders of Predecessor Class A common stock were entitled to one vote per share held. Holders of Predecessor Class W common stock were entitled to one vote for every two shares held. Predecessor Class L common stock did not entitle the holder to any vote with respect to such shares.

(b) Common stock

One class of common stock was outstanding following the June 30, 2005 acquisition of the Company (note 3). Holders of Company common stock shall be entitled to receive dividends out of funds legally available at such times and in such amounts as the Board of Directors may determine in its sole discretion, with holders of Company preferred stock and Company common stock sharing pro rata in such dividends.

ANIMAL HEALTH INTERNATIONAL, INC.

Notes to consolidated financial statements — (continued)

June 30, 2006 and 2005

(Dollars in thousands)

(c) Predecessor common stock

The Predecessor had Class A, Class L, and Class W common stock and warrants outstanding, all of which were redeemed in connection with the acquisition discussed in note 3.

(d) Predecessor treasury stock

On September 8, 2003, the Predecessor entered into a Stock Purchase Agreement (Agreement) with a former employee, whereby the Predecessor repurchased 1,844 shares of Class L common stock at a price of $136.04 per share. There were no treasury stock purchases in the years ended June 30, 2006 or 2005.

(13) Income taxes

Income taxes have been provided as follows:

	Year ended June 30,
	2006	2005	2004
	(Successor)	(Predecessor)

Current income tax expense:
Federal tax expense	$5,878	$2,731	$3,791
State and other tax expense	940	291	816
Foreign tax expense	429	759	162

	7,247	3,781	4,769
Deferred income tax expense (benefit)	(3,840)	(578)	1,738

Total income tax expense	$3,407	$3,203	$6,507

Deferred taxes consist of the following:

	June 30
	2006	2005

Deferred tax assets:
Accounts receivable	$333	$276
Accrued liabilities	1,832	448
Merchandise inventories	606	573
Deferred lease incentives	599	—

Total deferred tax assets	3,370	1,297

Deferred tax liabilities:
Prepaid expenses	(306)	(290)
Property, plant, and equipment	(1,636)	(1,947)
Intangible assets	(27,901)	(29,317)

Total deferred tax liabilities	(29,843)	(31,554)

Net deferred tax assets (liabilities)	$(26,473)	$(30,257)

ANIMAL HEALTH INTERNATIONAL, INC.

Notes to consolidated financial statements — (continued)

June 30, 2006 and 2005

(Dollars in thousands)

Deferred tax assets are recognized, net of any necessary valuation allowance, for the estimated future tax effects of deductible temporary differences and tax operating loss and credit carryforwards. As of June 30, 2006 and 2005, the Company has not recorded a valuation allowance as the Company believes it is more likely than not that the deferred tax assets will be realized.

A reconciliation of income taxes computed at statutory rates to the reported income tax expense from continuing operations is as follows:

	Year ended June 30,
	2006	2005	2004
	(Successor)	(Predecessor)

Income tax expense computed at federal statutory rate	$3,702	$3,667	$5,841
State taxes, net of federal benefit	59	189	716
Permanent items and other	(354)	(653)	(50)

Total income tax expense	$3,407	$3,203	$6,507

For the years ended June 30, 2006, 2005, and 2004, the Company and Predecessor paid income taxes of $3,709, $3,834, and $7,015, respectively.

(14) Commitments and contingencies

The Company leases certain vehicles, computer equipment and facilities under noncancelable operating leases that expire in various years through 2014. Future minimum lease payments by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more, consist of the following at June 30, 2006:

Operating leases

Year ending June 30:
2007	$3,136
2008	2,766
2009	2,483
2010	2,062
2011	1,727
Thereafter	3,750

Total minimum lease payments	$15,924

Rental expense for the years ended June 30, 2006, 2005, and 2004 was $4,639, $3,894, and $4,394, respectively.

ANIMAL HEALTH INTERNATIONAL, INC.

Notes to consolidated financial statements — (continued)

June 30, 2006 and 2005

(Dollars in thousands)

The Company is involved in various matters of litigation arising in the normal course of business. In addition, the Company and Predecessor have had an ongoing dispute with a competitor regarding a patent infringement matter. Although the ultimate liability from this dispute and other existing or potential claims cannot be ascertained, management does not anticipate that any related outcomes would have a materially adverse effect on the Company’s financial position, operating results or cash flows.

(15) Subsequent event

On September 21, 2006, the Company’s Board of Directors authorized a dividend of $54.5 million to stockholders. In addition, the Company obtained $90.0 million of new debt financing, the proceeds of which are being used to pay down borrowings under existing credit agreements.

                     shares

Common stock

Prospectus

JPMorgan

William Blair & Company

Piper Jaffray

Robert W. Baird & Co.

                    , 2006

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until                     , 2006, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of common stock being registered. All amounts are estimated except the SEC registration fee, the NASD filing fee and the Nasdaq Global Market Listing Fee.

Amount To Be Paid

SEC registration fee		$16,612
NASD filing fee		16,025
Nasdaq Global Market listing fee		*
Printing and mailing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*
Total	$	*

*	To be provided by amendment

Item 14. Indemnification of directors and officers.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Article VII of our Amended and Restated Certificate of Incorporation, as amended to date (the “Charter”), provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Article VII of the Charter further provides that any repeal or modification of such article by our stockholders or an amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

Article V of our Amended and Restated By-Laws, as amended to date (the “By-Laws”), provides that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful, provided however, with respect to actions, suits and proceedings other than by or in the right of our company, that no indemnification shall be made under in respect of any claim, issue or matter as to which he or she has been finally adjudged by a court of competent jurisdiction to be liable to our company, unless, and only to the extent that, the Delaware Court of Chancery or another court in which such proceeding was brought has determined upon application that, despite adjudication of liability, but in view of all the circumstances of the case, he or she is fairly and reasonably entitled to indemnification for such expenses that such court deem proper. Article V of the By-Laws further provides for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees.

In addition, Article V of the By-Laws provides that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or By-Laws, agreement, vote of stockholders or otherwise. Furthermore, Article V of the By-Laws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article V of the By-Laws.

We have entered into indemnification agreements with each of our directors and executive officers. These agreements provide that we will indemnify each of our directors and executive officers, and other entities to the fullest extent permitted by law.

We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15. Recent sales of unregistered securities

During the past three years, we (including our predecessor entities) have sold and issued the following unregistered securities:

(1) On May 18, 2005, we sold 10 shares of our common stock to an investment fund affiliated with Charlesbank Capital Partners LLC for an aggregate purchase price of $10.

(2) On June 30, 2005, we sold 1,983,020 shares of our series A preferred stock and 990 shares of our common stock to investment funds affiliated with Charlesbank Capital Partners LLC for an aggregate purchase price of $44,380,000.

(3) Also on June 30, 2005, we sold 139,411 shares of our series A preferred stock to James Robison, Greg Eveland and William Lacey for an aggregate purchase price of $3,120,000.

(4) Also on June 30, 2005, we issued 254,812 shares of our common stock pursuant to restricted stock agreements with James Robison, Greg Eveland and William Lacey for an aggregate purchase price of $57,027.

(5) On August 8, 2005, we repurchased 16,979 shares of our series A preferred stock from investment funds affiliated with Charlesbank Capital Partners LLC for an aggregate purchase price of $379,990 and resold these shares to William Lacey for $379,990.

(6) On November 11, 2005, we repurchased 63,779 shares of our series A preferred stock from investment funds affiliated with Charlesbank Capital Partners LLC for an aggregate purchase price of $1,427,374 and resold these shares to certain of our employees, including James Robison, Greg Eveland, Kathy Hassenpflug and William Lacey, for $1,427,374.

(7) Also on November 11, 2005, we issued 1,141,250 shares or our common stock pursuant to restricted stock agreements with certain of our employees for an aggregate purchase price of $25,542.

The sales of securities described in items (1) and (2) above were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The issuance of the securities described in items (3)-(7) above were deemed to be exempt from registration pursuant to either Rule 701 promulgated under the Securities Act of 1933 as a transaction pursuant to a compensatory benefit plan approved by the registrant’s board of directors or Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about us or had adequate access, through their relationship with us, to information about us. There were no underwriters employed in connection with any of the transactions set forth in Item 15.

Item 16. Exhibits.

(a) See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

None.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Westlake, State of Texas, on September 28, 2006.

ANIMAL HEALTH INTERNATIONAL, INC.

By:	/S/ JAMES C. ROBISON
James C. Robison
President and Chief Executive Officer

Signatures and power of attorney

We, the undersigned directors and/or officers of Animal Health International, Inc. (the “Company”), hereby severally constitute and appoint James C. Robison, William F. Lacey and Damian Olthoff, and each of them singly, our true and lawful attorneys, with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on September 28, 2006:

Signature	Title

/S/ JAMES C. ROBISON James C. Robison	President, Chief Executive Officer and Director (Principal Executive Officer)

/S/ WILLIAM F. LACEY William F. Lacey	Chief Financial Officer (Principal Financial and Accounting Officer)

/S/ MICHAEL EISENSON Michael Eisenson	Director

/S/ MARK ROSEN Mark Rosen	Director

/S/ BRANDON WHITE Brandon White	Director

Exhibit index

Number	Description
1.1*	Form of Underwriting Agreement

3.1*	Amended and Restated Certificate of Incorporation of the Registrant

3.2*	Amended and Restated By-laws of the Registrant

4.1*	Specimen Stock Certificate

4.2*	Registration Rights Agreement by and among the Registrant, Charlesbank Capital Partners LLC and others, dated as of September 2006

5.1*	Opinion of Goodwin Procter LLP

10.1#*	2005 Stock Option and Grant Plan

10.2#*	Form of Restricted Stock Award Agreement under the 2005 Stock Option and Incentive Plan

10.3#*	2005 Stock Option and Grant Plan—California

10.4#*	Form of Restricted Stock Award Agreement under the 2005 Stock Option and Incentive Plan—California

10.5#*	2006 Stock Option and Incentive Plan

10.6#*	Form of Incentive Stock Option Agreement under the 2006 Stock Option and Incentive Plan

10.7#*	Form of Non-Qualified Stock Option Agreement under the 2006 Stock Option and Incentive Plan

10.8#*	Form of Restricted Stock Award Agreement under the 2006 Stock Option and Incentive Plan

10.9*	Stockholders Agreement by and among the Registrant, Charlesbank Capital Partners LLC and others, dated June 29, 2005

10.10#*	Employment Agreement between the Registrant and James Robison, dated as of May 1, 1997, as amended on June 30, 2005

10.11#*	Employment Agreement between the Registrant and Greg Eveland, dated as of September 1, 1997, as amended on June 30, 2005

10.12#*	Employment Agreement between the Registrant and William Lacey, dated as of August 15, 2003, as amended on June 30, 2005

10.13#*	Employment Agreement between the Registrant and Damian Olthoff, dated as of April 1, 2006.

10.14*	Form of Indemnification Agreement between the Registrant and each of its Directors and Executive Officers

10.15*	Corporate Development and Administrative Services Agreement between the Registrant and Charlesbank Capital Partners LLC, dated as of June 30, 2005

10.16†	Livestock Products Agreement by and between Pfizer Inc. and the Registrant, dated September 9, 2006

10.17*

Amended and Restated Credit Agreement, dated September 2006, by and among the Registrant, each of the credit parties party thereto, each of the financial institutions party thereto, JPMorgan Chase Bank, N.A., as administrative agent for the Lenders and General Electric Capital Corporation as documentation agent for the lenders.

Number	Description

10.18*	Term Loan Agreement, dated September 2006, by and among the Registrant, each of the credit parties party thereto and Wilmington Trust, as administrative agent for the lenders.

10.19*	Amended and Restated Secured Term Loan Agreement, dated September 2006, by and among the Registrant, each of the credit parties party thereto and Merrill Lynch PCG, Inc.

21.1*	List of Subsidiaries

23.1	Consent of KPMG LLP

23.3*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included in page II-5)

*	To be filed by amendment

#	Indicates a management contract or any compensatory plan, contract or arrangement

†	Confidential treatment requested for portions of this document